As filed with the Securities and Exchange Commission on May 13, 1998
                                                      Registration No. 333-47527
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO


                                    FORM S-6
                             REGISTRATION STATEMENT
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2



                                ---------------
                  ReliaStar Life Insurance Company of New York
                        Variable Life Separate Account I
                           (Exact Name of Registrant)


                  ReliaStar Life Insurance Company of New York
                               1000 Woodbury Road
                            Woodbury, New York 11797
         (Name and Address of Principal Executive Office of Depositor)



                                ---------------
                                Stewart D. Gregg
                                    Counsel
                  ReliaStar Life Insurance Company of New York
                           20 Washington Avenue South
                             Minneapolis, MN 55440


                                    Copy to:
                               Jeffrey A. Proulx
                               Associate Counsel
                  ReliaStar Life Insurance Company of New York
                           20 Washington Avenue South
                             Minneapolis, MN 55440


It is proposed that this filing will become effective

-  immediately upon filing pursuant to paragraph (b) of Rule 485
-  on (date), 1998 pursuant to paragraph (b) of Rule 485
-  60 days after filing pursuant to paragraph (a) of Rule 485
-  on (date), 1998 pursuant to paragraph (a) of Rule 485


     Flexible Premium Variable Life Insurance Policies -- Title of Securities Being Registered: Variable Life Contracts Issued by a Registered Separate Account.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                        VARIABLE LIFE SEPARATE ACCOUNT I

                             Cross Reference Sheet
                         (Reconciliation and Tie Sheet)





 Item Number of
  Form N-8B-2     Heading in the Prospectus
---------------   -------------------------------------------------------------------------------------
         1        Cover Page
         2        Cover Page
         3        Not Applicable
         4        Distribution of the Policies
         5        ReliaStar Life Insurance Company of New York and the Variable Account
         6        The Variable Account
         7        Not Applicable
         8        Not Applicable
         9        Not Applicable
        10        Summary; Death Benefit; Payment and Allocation of Premiums; Death Benefit
                  Guarantee; Accumulation Value; Policy Lapse and Reinstatement; Surrender Benefits;
                  Investments of the Variable Account; Transfers; Policy Loans; Free Look and
                  Conversion Rights; Voting Rights; General Provisions; Appendix A; Appendix B
        11        Deductions and Charges; Investments of the Variable Account
        12        Investments of the Variable Account
        13        Deductions and Charges
        14        The Policies; Definitions; Distribution of the Policies
        15        Payment and Allocation of Premiums; Investments of the Variable Account
        16        Payment and Allocation of Premiums; Surrender Benefits; Investments of the Variable
                  Account
        17        Surrender Benefits; Policy Loans; Free Look and Conversion Rights; General
                  Provisions
        18        The Variable Account; Investments of the Variable Account; Payment and Allocation of
                  Premiums
        19        Voting Rights, General Provisions
        20        Not Applicable
        21        Policy Loans
        22        Not Applicable
        23        Bonding Arrangements
        24        Definitions; General Provisions
        25        ReliaStar Life Insurance Company of New York
        26        Not Applicable
        27        ReliaStar Life Insurance Company of New York; Other Contracts Issued by Us
        28        Management
        29        ReliaStar Life Insurance Company of New York
        30        Not Applicable
        31        Not Applicable
        32        Not Applicable
        33        Not Applicable
        34        Not Applicable
        35        Not Applicable
        36        Not Applicable
        37        Not Applicable
        38        Distribution of the Policies
        39        Distribution of the Policies
        40        Distribution of the Policies
        41        Distribution of the Policies
        42        Not Applicable
        43        Not Applicable

 Item Number of
  Form N-8B-2     Heading in the Prospectus
---------------   ------------------------------------------------------------------------------------
    44            Investments of the Variable Account; Payment Allocation of Premiums; Deductions and
                  Charges
    45            Not Applicable
    46            Investments of the Variable Account; Deductions and Charges
    47            Investments of the Variable Account
    48            ReliaStar Life Insurance Company of New York; State Regulation
    49            Not Applicable
    50            The Variable Account
    51            Cover Page; The Policies; Death Benefit; Payment and Allocation of Premiums;
                  Deductions and Charges; Policy Lapse and Reinstatement; General Provisions; Free
                  Look and Conversion Rights
    52            Investments of the Variable Account
    53            Federal Tax Matters
    54            Not Applicable
    55            Not Applicable
    56            Not Applicable
    57            Not Applicable
    58            Not Applicable
    59            Not Applicable

                              1000 Woodbury Road
                              Woodbury, NY 11797
                                 (516) 682-8700


                          ---------------------------
                    SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE
                            LIFE INSURANCE POLICIES
                                   Issued by
                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                       VARIABLE LIFE SEPARATE ACCOUNT I
                                      of
                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


     This Prospectus describes a survivorship flexible premium variable life insurance policy (the "Policy") offered by ReliaStar Life Insurance Company of New York ("we", "us", "our" or the "Company"). This Policy is designed to provide lifetime insurance protection to age 100 of the younger Joint Insured. It also is designed to provide flexibility in connection with premium payments and death benefits. The Policy owner ("you", "your") may allocate net premiums among investment alternatives with different investment objectives. A Policy owner may, subject to certain restrictions, including limitations on premium payments, vary the frequency and amount of premium payments and increase or decrease the level of death benefits payable under the Policy. This flexibility allows a Policy owner to provide for changing insurance needs under a single insurance contract.


                           (Continued on next page)


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



SHARES OF THE FUNDS AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE POLICY INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

This Prospectus should be read carefully and retained for future reference. A current Prospectus or Prospectus Profile for each of the funds must accompany this Prospectus and should be read in conjunction with this Prospectus.




The date of this Prospectus is May   , 1998.

The Policy provides for a Death Benefit payable at the Surviving Joint Insured's death. As long as the Policy remains in force, the Death Benefit up to age 100 of the younger Joint Insured will never be less than the current Face Amount less any Policy loans and unpaid charges. After age 100 of the younger Joint Insured the Death Benefit is equal to the Accumulation Value. The Face Amount may be increased, subject to certain limitations. Generally, the Policy will remain in force as long as the Policy's Cash Surrender Value (that is, the amount that would be paid to you upon surrender of the Policy) is sufficient to pay certain monthly charges imposed in connection with the Policy (including the cost of insurance and certain administrative charges). In addition, the Policy will remain in force during the Death Benefit Guarantee Period specified in your Policy, without regard to the Cash Surrender Value, if on each Monthly Anniversary the total premiums paid on the Policy, less any partial withdrawals and Policy loans, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy (which is a feature of the Policy called the "Death Benefit Guarantee").


You can allocate net premiums paid under the Policy to the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "Variable Account"), which is one of our separate accounts, or to our General Account (the "Fixed Account"). Any amounts allocated to the Variable Account will be allocated to one or more Sub-Accounts of the Variable Account. The assets of each Sub-Account will be invested solely in one of the three portfolios available through The Alger American Fund, in one of the four portfolios of Fidelity Variable Insurance Products Fund ("VIP"), in one of the three portfolios of Fidelity Variable Insurance Products Fund II ("VIP II"), in one of the four portfolios of Janus Aspen Series, in one of the two portfolios available through Neuberger&Berman Advisers Management Trust, in one of the five portfolios available through the Northstar Variable Trust, in one of four portfolios available through the OCC Accumulation Trust and in one of the three funds available through Putnam Variable Trust, (collectively the "Funds").


If net premiums are allocated to the Variable Account, the amount of the Policy's Death Benefit may, and the Policy's Accumulation Value (that is, the total amount that a Policy provides for investment at any time) will, reflect the investment performance of the Sub-Accounts of the Variable Account that you select. You bear the entire investment risk for any amounts allocated to the Variable Account; no minimum Accumulation Value in the Variable Account is guaranteed. Regardless of how net premiums are allocated, the Policy's Death Benefit may, and the Policy's Accumulation Value will, also depend upon the frequency and amount of premiums paid, any partial withdrawals, loans, and the charges and deductions assessed in connection with the Policy.

Replacing existing insurance with a Policy described in this Prospectus may not be to your advantage. In addition, it may not be to your advantage to purchase this Policy to obtain additional insurance protection if you already own another survivorship flexible premium variable life insurance policy.

DEFINITIONS ......................................................................     6
PART 1. SUMMARY
Premium Payments .................................................................     9
Deductions From Each Premium Payment .............................................     9
The Fixed Account ................................................................     9
The Variable Account .............................................................     9
The Investment Advisers of the Funds .............................................     9
The Funds ........................................................................    10
Transfers Between the Sub-Accounts and/or the Fixed Account ......................    10
Charges Against the Accumulation Value ...........................................    10
Charges Made Upon Lapse or Total Surrender of the Policy .........................    11
The Value of the Policy If You Surrender It ......................................    11
Partial Withdrawals ..............................................................    11
The Free Look Rights .............................................................    11
Borrowing Against the Value of the Policy ........................................    11
The Death Benefit ................................................................    11
You May Adjust the Amount of the Death Benefit ...................................    11
The Death Benefit Guarantee ......................................................    12
Unless the Death Benefit Guarantee is in Effect, We May Cause the Policy to Lapse     12
Death Benefit Proceeds Generally Not Taxable Income to the Beneficiary ...........    12
Accumulation Value Increases Generally Not Taxable Income While Accumulating .....    12
Exercising Certain Policy Rights and Tax Consequences ............................    12
Modified Endowment Contracts .....................................................    12
PART 2. DETAILED INFORMATION
ReliaStar Life Insurance Company of New York .....................................    12
The Variable Account .............................................................    13
Performance Information ..........................................................    13
The Policies .....................................................................    14
Death Benefit ....................................................................    14
 Death Benefit Options ...........................................................    15
 Which Death Benefit Option to Choose ............................................    16
 Requested Changes in Face Amount ................................................    16
 Insurance Protection ............................................................    17
 Change in Death Benefit Option ..................................................    18
Payment and Allocation of Premiums ...............................................    19
 Issuing the Policy ..............................................................    19
 Allocation of Premiums ..........................................................    20
 Amount and Timing of Premiums ...................................................    20
 Planned Periodic Premiums .......................................................    21
 Unscheduled Additional Premiums .................................................    21
 Paying Premiums By Mail .........................................................    21
Death Benefit Guarantee ..........................................................    21
 Requirements ....................................................................    22
Accumulation Value ...............................................................    22
Specialized Uses of the Policy ...................................................    23
Deductions and Charges ...........................................................    23
 Premium Expense Charge ..........................................................    23
 Monthly Deduction ...............................................................    24
 Surrender Charge ................................................................    25
 Partial Withdrawal and Transfer Charges .........................................    26
 The Investment Advisory Fees and Other Fund Expenses After Reimbursement ........    26
 Reduction of Charges ............................................................    28
Policy Lapse and Reinstatement ...................................................    29
Surrender Benefits ...............................................................    29

 Total Surrender .........................................................................    29
 Partial Withdrawal ......................................................................    29
Transfers ................................................................................    30
 Telephone/Fax Instructions ..............................................................    31
 Dollar Cost Averaging Service ...........................................................    31
 Portfolio Rebalancing Service ...........................................................    31
 Transfer Limits .........................................................................    32
 Transfer Charges ........................................................................    32
Policy Loans .............................................................................    32
Free Look and Conversion Rights ..........................................................    34
 Free Look Rights ........................................................................    34
 Conversion Rights .......................................................................    34
Investments of the Variable Account ......................................................    34
Fund Descriptions ........................................................................    36
 Addition, Deletion, or Substitution of Investments ......................................    36
Voting Rights ............................................................................    37
General Provisions .......................................................................    38
 Benefits After Age 100 ..................................................................    38
 Ownership ...............................................................................    38
 Proceeds ................................................................................    38
 Beneficiary .............................................................................    38
 Postponement of Payments ................................................................    38
 Settlement Options ......................................................................    39
 Incontestability ........................................................................    40
 Misstatement of Age and Sex .............................................................    40
 Suicide .................................................................................    40
 Termination .............................................................................    40
 Amendment ...............................................................................    40
 Reports .................................................................................    40
 Dividends ...............................................................................    41
 Collateral Assignment ...................................................................    41
 Optional Insurance Benefits .............................................................    41
Federal Tax Matters ......................................................................    41
 Introduction ............................................................................    41
 Tax Status of the Policy ................................................................    42
 Tax Treatment of Policy Benefits ........................................................    42
 Taxation of ReliaStar Life Insurance Company of New York ................................    43
 Possible Changes in Taxation ............................................................    43
 Other Considerations ....................................................................    44
Preparing for Year 2000 ..................................................................    44
Distribution of the Policies .............................................................    44
Management ...............................................................................    44
 Directors and Officers ..................................................................    45
State Regulation .........................................................................    47
Legal Proceedings ........................................................................    47
Bonding Arrangements .....................................................................    47
Legal Matters ............................................................................    47
Experts ..................................................................................    47
Registration Statement Contains Further Information ......................................    47
Financial Statements .....................................................................    48
Appendix A -- The Fixed Account ..........................................................    A-1
Appendix B -- Calculation of Accumulation Value ..........................................    B-1
Appendix C -- Illustration of Accumulation Values, Surrender Charges, Cash Surrender
Values and
Death Benefits ...........................................................................    C-1
Appendix D --  Monthly Amount Charge Per $1,000 of Face Amount............................    D-1

FUND PROSPECTUSES ("Select[STAR]Product Investment Options")
   The Alger American Fund
   Fidelity Variable Insurance Products Fund ("VIP")
   Fidelity Variable Insurance Products Fund II ("VIP II")
   Janus Aspen Series
   Neuberger&Berman Advisers Management Trust ("AMT")
   Northstar Variable Trust ("Northstar")
   OCC Accumulation Trust
   Putnam Variable Trust

The Policy may not be available in all jurisdictions. This Prospectus does not constitute an offering or solicitation in any jurisdiction in which such offering or solicitation may not lawfully be made. No person is authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus or the accompanying Fund prospectuses and, if given or made, such information or representations must not be relied upon as having been authorized.

The primary purpose of the Policy is to provide insurance protection for the beneficiary named in the Policy. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan or a mutual fund.

DEFINITIONS


Accumulation Value. The total value attributable to a specific Policy, which equals the sum of the Variable Accumulation Value (the total of the values in each Sub-Account of the Variable Account) and the Fixed Accumulation Value (the value in the Fixed Account). See "Accumulation Value" at page 22 and Appendix B.


Average Age. The sum of the ages of the Joint Insureds divided by two rounded to the higher age.

Cash Surrender Value. The Accumulation Value less any Surrender Charge, Loan
   Amount and unpaid Monthly Deductions.

Cash Value. The Accumulation Value less any Surrender Charge.

Code. Internal Revenue Code of 1986, as amended.


Death Benefit. The amount determined under the applicable Death Benefit Option
   (the Level Amount Option or the Variable Amount Option). The proceeds payable to the beneficiary of the Policy upon the death of the Surviving Joint Insured under either Death Benefit Option will be reduced by any Loan Amount and any unpaid Monthly Deductions. See "Death Benefit" at page 14.

Death Benefit Guarantee. A feature of the Policy guaranteeing that the Policy will not lapse during the Death Benefit Guarantee Period specified in your Policy if, on each Monthly Anniversary, the total premiums paid on the Policy, less any partial withdrawals and any Loan Amount, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy, including the Minimum Monthly Premium for the current Monthly Anniversary. See "Death Benefit Guarantee" at page 21.

Death Benefit Option. Either of two death benefit options available under the Policy (the Level Amount Option and the Variable Amount Option). See "Death Benefit -- Death Benefit Options" at page 15.

Face Amount. The minimum Death Benefit under the Policy to age 100 of the younger Joint Insured as long as the Policy remains in force. See "Death Benefit" at page 14.


Fixed Account. The assets of ReliaStar Life Insurance Company of New York other than those allocated to the Variable Account or any other separate account. See Appendix A.


Fixed Accumulation Value. The value attributable to a specific Policy to the extent such amount is attributable to the Fixed Account (our General Account). Unlike the Variable Accumulation Value, the Fixed Accumulation Value will not reflect the investment performance of the Funds. See "Accumulation Value" at page 22 and Appendix B.

Funds. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests as described herein. See "Investments of the Variable Account" at page 34.


Issue Date. The date insurance coverage under a Policy begins.

Joint Insureds. The persons upon whose lives this Policy is issued.


Level Amount Option. One of two Death Benefit Options available under the
   Policy. Under this option, the Death Benefit is the greater of the current Face Amount or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. After age 100 the Death Benefit is equal to the Accumulation Value. See "Death Benefit -- Death Benefit Options" at page 15.

Loan Amount. The sum of all unpaid Policy loans including unpaid interest due thereon. See "Policy Loans" at page 32.


Minimum Face Amount. The minimum Face Amount shown in the Policy (currently $250,000).


Minimum Monthly Premium. A monthly premium amount specified in the Policy and determined by us at issuance of the Policy. See "Death Benefit Guarantee" at page 21.

Monthly Anniversary. The same date in each succeeding month as the Policy Date.
   Whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be considered to be the next Valuation Date. The Monthly Anniversary begins with the Policy Date.


Monthly Deduction. A monthly charge deducted from the Accumulation Value of the Policy. See "Deductions and Charges -- Monthly Deduction" at page 24.

Monthly Administrative Charge. A monthly charge to reimburse us for expenses incurred in administering the Policy. See "Deductions and Charges -- Monthly Deduction" at page 24.

Monthly Amount Charge. A monthly charge per $1,000 of Face Amount to reimburse us for expenses incurred in distributing and issuing the Policy. See "Deductions and Charges -- Monthly Deduction" at page 24. See Appendix D for the Monthly Amount Charge per $1,000 of Face Amount.

Monthly Mortality and Expense Risk Charge. A monthly charge to compensate us for certain mortality and expense risks we assume under the Policy. See "Deductions and Charges -- Monthly Mortality and Expense Risk Charge" at page 24.


Net Premium. The gross premium less a Premium Expense Charge deducted from each premium.


Planned Periodic Premium. The scheduled premium selected by you of a level amount at a fixed interval. The initial Planned Periodic Premium you select will be shown in the Policy. See "Payment and Allocation of Premiums -- Planned Periodic Premiums" at page 21.


Policy, Policies. The survivorship flexible premium variable life insurance
   Policy offered by us and described in this Prospectus.

Policy Anniversary. The same date in each succeeding year as the Policy Date.
   Whenever the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be considered to be the next Valuation Date.

Policy Date. The Policy Date is used in determining Policy Years, Policy
   Months, Monthly Anniversaries, and Policy Anniversaries. The Policy Date will be shown in the Policy.

Policy Month. A month beginning on the Monthly Anniversary.

Policy Year. A year beginning on the Policy Anniversary.


Premium Expense Charge. An amount deducted from each premium payment. See
   "Deductions and Charges -- Premium Expense Charge" at page 23.


Rate Class. A group of Insureds we determine based on our expectation that they will have similar mortality experience.

SEC. Securities and Exchange Commission.

Signature Guarantee. A guarantee of your signature by a member firm of the New
   York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank) which is a member of the Federal Deposit Insurance Corporation, or, in certain cases, by a member firm of the National Association of Securities Dealers, Inc. that has entered into an appropriate agreement with us.

Sub-Account. A sub-division of the Variable Account. Each Sub-Account invests exclusively in the shares of a specified Fund.


Surrender Charge. A charge imposed upon total surrender or lapse of the Policy during the first 15 Policy Years and the first 15 years following any requested increase in Face Amount. See "Deductions and Charges -- Surrender Charge" at page 25.


Surviving Joint Insured. The Joint Insured who remains alive after the other Joint Insured has died.

Unit Value. The unit measure by which the value of the Policy's interest in each Sub-Account is determined. See Appendix B.

Valuation Date. Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day.


Valuation Period. The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date. See Appendix B.


Variable Account. ReliaStar Life Insurance Company of New York Variable Life
   Separate Account I, a separate investment account established by us to receive and invest Net Premiums paid under the Policy. See "The Variable Account" at page 9.


Variable Accumulation Value. The value attributable to a specific Policy to the extent such amount is attributable to the Variable Account. See "Accumulation Value" and Appendix B.


Variable Amount Option. One of two Death Benefit Options available under the
   Policy. Under this option, the Death Benefit is the greater of the Face Amount plus the Accumulation Value of the Policy, or the Accumulation Value multiplied by the corridor percentage on the Valuation Date on or next following the date of the younger Joint Insured's death. After age 100 the Death Benefit is equal to the Accumulation Value. See "Death Benefit -- Death Benefit Options" at page 15.


We, Us, Our or the Company. ReliaStar Life Insurance Company of New York.

You, Your. The Policy owner(s) as designated in the application for the Policy or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy owner. A collateral assignee is not the Policy owner.

PART 1. SUMMARY

     This is a brief summary of the Policy's features. More detailed information is provided in this Prospectus and the Policy.



Premium Payments


     With certain restrictions, you can choose when you pay premiums and how much each payment will be. In most cases, however, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several Policy Years. See "Death Benefit Guarantee" and "Payment and Allocation of Premiums -- Amount and Timing of Premiums."



Deductions From Each Premium Payment


     We deduct an amount (the Premium Expense Charge) from each premium and credit the remaining premium (the Net Premium) to the Fixed Account or to the Variable Account in accordance with your instructions. The Premium Expense Charge is currently 6.25% of each premium payment in Policy Years 1-10 and 3.75% of each premium after the tenth Policy Year. See "Deductions and Charges -- Premium Expense Charge."


The Fixed Account

     The Fixed Account consists of all of our assets other than those in our separate accounts (including the Variable Account). We credit interest of at least 4% per year on any amounts you have in the Fixed Account. From time to time we may guarantee interest in excess of 4%. See Appendix A, "The Fixed Account."


The Variable Account

     The ReliaStar Life Insurance Company of New York Variable Life Separate Account I is one of our separate accounts. Only premiums from our variable life insurance policies are invested in the Variable Account. See "The Variable Account." The Variable Account is divided into Sub-Accounts. Premiums allocated to each Sub-Account are invested in shares, at net asset value, of the Fund corresponding to that Sub-Account. The Variable Accumulation Value of the Policy will vary with, among other things, the investment performance of the Funds to which Policy premiums are allocated and the charges deducted from the Variable Accumulation Value. See "Accumulation Value."



The Investment Advisers of the Funds


o Fred Alger Management, Inc. ("Alger Management") is the investment manager for the three Alger American Portfolios.


o Fidelity Management & Research Company ("FMR") is the investment adviser of the VIP Funds' four portfolios and the VIP II Funds' three portfolios.

o Janus Capital Corporation ("Janus Capital") is the investment adviser of the four portfolios of Janus Aspen Series.


o Neuberger&Berman Management, with the assistance of Neuberger&Berman, LLC as sub-adviser, is the investment manager of AMT Limited Maturity Bond Investments and AMT Partners Investments.


o Northstar Investment Management Corporation, an affiliate of ours, is the investment adviser of Northstar's five portfolios of the Northstar Variable Trust. The Northstar Variable Trust Growth Portfolio is sub-advised by Navellier Fund Management, Inc., and the Northstar Variable Trust
     International Value Portfolio is sub-advised by Brandes Investment Partners, L.P.


o OpCap Advisors is the investment manager for each of the four OCC Accumulation Trust Portfolios and is a subsidiary of Oppenheimer Capital, a registered investment adviser.


o Putnam Investment Management, Inc. ("Putnam Management") is the investment adviser of Putnam Variable Trust's three funds.

     For the expenses of each Fund see "The Investment Advisory Fees and Other Fund Expenses After Reimbursement."

The Funds


     You can put your money in up to seventeen (17) of these twenty-eight (28) investment portfolios which are described in the prospectuses for the portfolios. You do not have to choose your investment options in advance, but upon participation in the seventeenth Fund you would only be able to transfer within the seventeen Funds already utilized. See "Investments of the Variable Account."





                           Fidelity Variable Insurance        Neuberger&Berman          OCC Accumulation
 The Alger American Fund             Fund II             Advisers Management Trust            Trust
------------------------- ----------------------------- --------------------------- ------------------------
Growth Portfolio          VIP II Contrafund             Limited Maturity Bond       Equity Portfolio
MidCap Growth Portfolio    Portfolio                     Portfolio                  Global Equity Portfolio
Small Capitalization      VIP II Index 500              Partners Portfolio          Managed Portfolio
 Portfolio                 Portfolio                                                Small Cap Portfolio
                          VIP II Investment Grade
                           Bond Portfolio
      Fidelity Variable                                                                  Putnam Variable
        Insurance Fund         Janus Aspen Series         Northstar Variable Trust            Trust
------------------------- ----------------------------- --------------------------- ------------------------
VIP Equity-Income         Aggressive Growth             Northstar Growth            Putnam VT Diversified
 Portfolio                 Portfolio                     Portfolio                   Income Fund
VIP Growth Portfolio      Growth Portfolio              Northstar High-Yield        Putnam VT Growth and
VIP High Income           International Growth           Bond Portfolio              Income Fund
 Portfolio                 Portfolio                    Northstar Income and        Putnam VT Voyager
VIP Money Market          Worldwide Growth               Growth Portfolio            Fund
 Portfolio                 Portfolio                    Northstar International
                                                         Value Portfolio
                                                        Northstar Multi-Sector
                                                         Bond Portfolio



Transfers Between the Sub-Accounts and/or the Fixed Account

     Subject to certain restrictions, you can transfer all or part of your Accumulation Value among the investment options of the Policy. We do not make a charge for the first twelve transfers in a Policy Year. Transfers from the Fixed Account are subject to certain additional restrictions. See "Transfers."



Charges Against the Accumulation Value

     The Accumulation Value of the Policy is subject to the Monthly Deduction charges.


     The Monthly Deduction will be deducted monthly from both the Fixed Accumulation Value and the Variable Accumulation Value and includes the cost of insurance, the Monthly Administrative Charge, the Monthly Mortality and Expense Risk Charge, the Monthly Amount Charge, and charges for optional insurance benefits. The cost of insurance will be determined by multiplying the applicable cost of insurance rate(s) by the net amount at risk. The Monthly Administrative Charge is currently $7.50 per month and is guaranteed not to exceed the product of $5.00 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to
(b) the Consumer Price Index for September 1985. The Monthly Amount Charge will be determined by multiplying the Face Amount by the applicable charge per $1,000 of Face Amount. This Charge applies only during the first 20 Policy Years (and 20 Policy Years after any requested Face Amount increase relative to the increase amounts). The Monthly Mortality and Expense Risk Charge is anticipated to be an annual rate of .90% of the Variable Accumulation Value of the Policy during the first 10 Policy Years. During each Policy Year thereafter, it is anticipated that the charge will be an annual rate of .25%. The Monthly Mortality and Expense Risk Charge is guaranteed not to exceed 1.20% of the Variable Accumulation Value of the Policy for the first 10 Policy Years and .55% of the Accumulation Value of the Policy per Policy Year thereafter. The charges for optional insurance benefits will vary depending upon the benefit(s) selected. See "Deductions and Charges -- Monthly Deduction."

Charges Made Upon Lapse or Total Surrender of the Policy


     During the first 15 years the Policy is in force and the first 15 years following a requested increase in the Face Amount, there is a charge if the Policy lapses or you surrender the Policy (the Surrender Charge). See "Deductions and Charges -- Surrender Charge."


     The maximum Surrender Charge on the Initial Face Amount will be equal to $8.50 per thousand of Initial Face Amount. The maximum Surrender Charge on any requested increase in Face Amount will be equal to $8.50 per thousand of increase in Face Amount. This maximum charge then remains level during the first five years in the relevant 15 year period, and then reduces in equal monthly increments until it becomes zero at the end of 15 years.


The Value of the Policy If You Surrender It


     In general, the Cash Surrender Value is the amount you would receive if you surrender the Policy. To determine the Cash Surrender Value, your Accumulation Value is reduced by the Surrender Charge, if any, and any Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender."



Partial Withdrawals


     You can withdraw part of your Cash Surrender Value. You will not incur a Surrender Charge, but partial withdrawals are subject to a processing charge. Only one partial withdrawal is allowed in any Policy Year. See "Surrender Benefits -- Partial Withdrawal."



The Free Look Rights


     You have a limited free look period during which you have a right to return the Policy and receive a refund of all premiums paid. See "Free Look and Conversion Rights -- Free Look Rights." The Policy must be returned to us by midnight of the 10th day after you receive it.



Borrowing Against the Value of the Policy

     At any time after the first Policy Year, generally you can borrow up to 100% of the Cash Value of the Policy less any existing Loan Amount. Each loan must be at least $500. Interest is payable in advance for each Policy Year and accrues daily at an effective annual rate that will not exceed 6.00% (which is 5.66% when payable in advance). After the tenth Policy Year, we will charge interest at an annual rate of 4.00% (which is 3.85% when payable in advance) on the portion of your Loan Amount that is not in excess of (a) the Accumulation Value, less (b) the total of all premiums paid net of all partial withdrawals. See "Policy Loans."



The Death Benefit

     You choose one of two Death Benefit Options -- the Level Amount Option or the Variable Amount Option. The Death Benefit under the Level Amount Option is the greater of the Face Amount or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. The Death Benefit under the Variable Amount Option is equal to the greater of the Face Amount plus the Accumulation Value, or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. See "Death Benefit."

     The proceeds payable upon the death of the Surviving Joint Insured under either Death Benefit Option will be reduced by any Loan Amount and any unpaid Monthly Deductions.

     The Death Benefit up to age 100 of the younger Joint Insured will never be less than the Face Amount as long as the Policy is in force and there is no Loan Amount or unpaid Monthly Deductions. After age 100 the Death Benefit is the Accumulation Value.



You May Adjust the Amount of the Death Benefit


     After the fourth Policy Year, you have flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount. You cannot decrease the Face Amount below the Minimum Face Amount shown in the Policy. Any increase in the Face Amount must be at least $5,000 and may require additional evidence of insurability satisfactory to us and will result in additional charges. See "Death Benefit -- Requested Changes in Face Amount."

     Generally, you may also change the Death Benefit Option at any time after the fourth Policy Year. We may require evidence of insurability satisfactory to us. See "Death Benefit -- Change in Death Benefit Option."

     For a discussion of available techniques to adjust the amount of insurance protection to satisfy changing insurance needs. See "Death Benefit -- Insurance Protection."


The Death Benefit Guarantee

     During the Death Benefit Guarantee Period specified in your Policy, if you meet the requirements for the Death Benefit Guarantee we will not lapse your Policy, even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. See "Death Benefit Guarantee."



Unless the Death Benefit Guarantee is in Effect, We May Cause the Policy to
Lapse


     The Policy will only lapse if the Cash Surrender Value is less than the Monthly Deduction due and if a grace period of 61 days expires without a sufficient payment. The Policy thus differs in two important respects from traditional life insurance. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to lapse. Second, even if Planned Periodic Premiums have been paid, the Policy may lapse. See "Policy Lapse and Reinstatement -- Lapse."



Death Benefit Proceeds Generally Not Taxable Income to the Beneficiary


     Under current Federal tax law, as long as the Policy qualifies as life insurance, the Death Benefit under the Policy will be subject to the same Federal income tax treatment as proceeds of traditional life insurance. Therefore, the Death Benefit should generally not be taxable income to the beneficiary. See "Federal Tax Matters -- Policy Proceeds."



Accumulation Value Increases Generally Not Taxable Income While Accumulating


     Under current Federal tax law, as long as the Policy qualifies as life insurance, Accumulation Value increases will also be subject to the same Federal income tax treatment as traditional life insurance cash values. Therefore, any increases generally should accumulate on a tax deferred basis. See "Federal Tax Matters -- Policy Proceeds."



Exercising Certain Policy Rights and Tax Consequences


     A change of owners, a partial withdrawal, a total surrender, or a Policy loan may have tax consequences depending on the particular circumstances. See "Federal Tax Matters -- Policy Proceeds."


Modified Endowment Contracts


     The Company intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." We will monitor Policies and will attempt to notify a Policy owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Federal Tax Matters."




PART 2. DETAILED INFORMATION

ReliaStar Life Insurance Company of New York

     We are a stock life insurance company incorporated under the laws of the State of New York. We are authorized to transact business in all states, the District of Columbia, and the Dominican Republic. On December 20, 1979, we became a wholly-owned subsidiary of United Services Life Insurance Company ("United Services") which became an indirect, wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"), formerly The NWNL Companies, Inc., when ReliaStar acquired USLICO Corporation on January 20, 1995. ReliaStar is a holding company whose subsidiaries specialize in life insurance and related financial services businesses.

     We may from time to time publish in advertisements, sales literature, and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of many insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. We have been assigned a rating of A+ by A.M. Best, which is a rating assigned to companies demonstrating superior overall performance and a very strong ability to meet obligations to Policy holders over a long period.



The Variable Account

     The Variable Account is a Separate Account of ours, established by the Board of Directors on March 23, 1982 pursuant to the laws of the State of New York. The Variable Account will receive and invest the Net Premiums paid and allocated to it under this Policy. In addition, the Variable Account currently receives and invests net premiums for another class of scheduled premium variable life insurance policy and may do so for additional classes in the future. The Variable Account meets the definition of a "separate account" under the federal securities laws and has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, us, or the Funds.

     We own the assets of the Variable Account. However, the New York laws under which the Variable Account was established provide that the Variable Account cannot be charged with liabilities arising out of any other business we may conduct. We are required to maintain assets which are at least equal to the reserves and other liabilities of the Variable Account. We may transfer assets which exceed these reserves and liabilities to our general account (the Fixed Account).

     For a description of the Fixed Account, see Appendix A to this Prospectus.



Performance Information

     Performance information for the Sub-Accounts of the Variable Account and the Funds available for investment by the Variable Account may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. Performance information for the Sub-Accounts will reflect deductions of Fund expenses and be adjusted to reflect the Mortality and Expense Risk Charge, but will not reflect deductions for the cost of insurance or the Surrender Charge. Quotations of performance information for the Funds will be accompanied by performance information for the Sub-Accounts. Performance information for the Funds will take into account all fees and charges at the Fund level, but will not reflect any deductions from the Variable Account. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. Performance information showing total returns and average annual total returns may be provided for periods prior to the date a Sub-Account commenced operation. Such performance information will be calculated based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of charges at the Variable Account level that were in effect at the inception of the Sub-Accounts. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Fund in which the Sub-Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

     We may also provide individualized hypothetical illustrations of Policy Accumulation Value, Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Sub-Accounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

     Performance of the Sub-Accounts and/or the Funds as reported from time to time in advertisements and sales literature may be compared to other variable life insurance issuers in general or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

     We may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Sub-Account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.


The Policies

     The Policies are survivorship flexible premium variable life insurance contracts with death benefits, cash values, and other features of traditional life insurance contracts. They are "flexible premium" because premiums do not have to be paid according to a fixed schedule. They are "variable" because, to the extent Accumulation Value is attributable to the Variable Account, Accumulation Values and, under certain circumstances, the Death Benefit will increase and decrease based on the investment performance of the Funds in which the Sub-Accounts to which you allocate your premium payments invest.


Death Benefit

     The proceeds payable upon the death of the Surviving Joint Insured, while the Policy is in force, will be the Death Benefit (see "Death Benefit Options" below) reduced by any Loan Amount and unpaid Monthly Deductions. All or part of the proceeds may be paid in cash to your beneficiaries or under one or more of the settlement options we offer (see "General Provisions -- Settlement Options").

     The Policy provides two Death Benefit Options: the Level Amount Option and the Variable Amount Option. You choose the Death Benefit Option on the application for the Policy. Subject to certain limitations, you can change the Death Benefit Option after issuance of the Policy. See "Death Benefit -- Change in Death Benefit Option."

     The Death Benefit may vary with the Policy's Accumulation Value. Under the Level Amount Option, the Death Benefit will only vary with the Accumulation Value whenever the Accumulation Value multiplied by the corridor percentage (see "Death Benefit Options -- Level Amount Option") exceeds the Face Amount of the Policy. The Death Benefit under the Variable Amount Option will always vary with the Accumulation Value because the Death Benefit equals the Face Amount plus the Accumulation Value, or the corridor percentage of the Accumulation Value. Under either Death Benefit Option, however, the Death Benefit to age 100 of the younger Joint Insured will never be less than the current Face Amount of the Policy and will be payable only as long as the Policy remains in force. After age 100 the Death Benefit is the Accumulation Value.

     In addition to affecting the amount of the Death Benefit as described above, the Accumulation Value generally determines how long the Policy remains in force. See "Policy Lapse and Reinstatement." This means that, to the extent Accumulation Value is attributable to the Variable Account, the investment performance of the Variable Account (and the underlying Funds) may affect the duration of the Policy by affecting the amount of Accumulation Value. You bear the investment risk with respect to any amounts allocated to the Variable Account. If, however, the Death Benefit Guarantee is in effect (see "Death Benefit Guarantee"), the Policy will stay in force without regard to the investment performance under the Policy.

     Appendix C illustrates Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected ages and Face Amounts.

Death Benefit Options

     The Level Amount Option and the Variable Amount Option are described below.

     Level Amount Option. The Death Benefit is the greater of the current Face Amount of the Policy or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. The corridor percentage is 250% for the younger Joint Insured age 40 or below, and the percentage declines with increasing ages as shown in the Corridor Percentage Table on page 21. Accordingly, under the Level Amount Option the Death Benefit will remain level unless the corridor percentage of Accumulation Value exceeds the current Face Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies.


     Illustration of Level Amount Option. For purposes of this illustration, assume that the younger Joint Insured is under age 40, and that there is no Loan Amount. Under the Level Amount Option, a Policy with a $100,000 Face Amount will generally have a $100,000 Death Benefit. However, because the Death Benefit must be equal to or be greater than 250% of the Accumulation Value, any time the Accumulation Value of the Policy exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to the Accumulation Value above $40,000 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $40,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy owner with an Accumulation Value of $50,000 will be entitled to a Death Benefit of $125,000 ($50,000 x 250%); an Accumulation Value of $75,000 will yield a Death Benefit of $187,500 ($75,000 x 250%); and an Accumulation Value of $100,000 will yield a Death Benefit of $250,000 ($100,000 x 250%).


     Similarly, as long as the Accumulation Value exceeds $40,000, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time before the younger Joint Insured's age 100, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

     The corridor percentage becomes lower as the younger Joint Insured's age increases. If the current age of the younger Joint Insured in the illustration above were, for example, 50 (rather than under age 40), the corridor percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Accumulation Value exceeded approximately $54,055 (rather than $40,000), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).



                           Corridor Percentage Table





                              Corridor                                  Corridor                                 Corridor
 Younger Joint Insured's   Percentage of   Younger Joint Insured's   Percentage of   Younger Joint Insured's   Percentage of
  Age on Previous Policy    Accumulation    Age on Previous Policy    Accumulation    Age on Previous Policy   Accumulation
       Anniversary             Value             Anniversary             Value             Anniversary             Value
------------------------- --------------- ------------------------- --------------- ------------------------- --------------
      40 or younger            250%                  54                  157                   68                  117
             41                243                   55                  150                   69                  116
             42                236                   56                  146                   70                  115
             43                229                   57                  142                   71                  113
             44                222                   58                  138                   72                  111
             45                215                   59                  134                   73                  109
             46                209                   60                  130                   74                  107
             47                203                   61                  128                 75-90                 105
             48                197                   62                  126                   91                  104
             49                191                   63                  124                   92                  103
             50                185                   64                  122                   93                  102
             51                178                   65                  120                   94                  101
             52                171                   66                  119                 95-100                100
             53                164                   67                  118

     Variable Amount Option. The Death Benefit is equal to the greater of the current Face Amount plus the Accumulation Value of the Policy, or the Accumulation Value multiplied by the corridor percentage according to the younger Joint Insured's attained age. The corridor percentage is 250% for the younger Joint Insured age 40 or below, and the percentage declines with increasing age as shown in the Corridor Percentage Table above. Accordingly, under the Variable Amount Option the amount of the Death Benefit will always vary as the Accumulation Value varies.


     Illustration of Variable Amount Option. For purposes of this illustration, assume that the younger Joint Insured is under age 40 and that there is no Loan Amount. Under the Variable Amount Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus the Accumulation Value. Thus, for example, a Policy with an Accumulation Value of $20,000 will have a Death Benefit of $120,000 ($100,000 + $20,000); an Accumulation Value of $40,000 will yield a Death Benefit of $140,000 ($100,000 + $40,000). The Death
Benefit, however, must be at least 250% of the Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds approximately $66,667, the Death Benefit will be greater than the Face Amount plus the Accumulation Value. Each additional dollar of the Accumulation Value above $66,667 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $66,667 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy owner with an Accumulation Value of $75,000 will be entitled to a Death Benefit of $187,500 ($75,000 x 250%); an Accumulation Value of $100,000 will yield a Death Benefit of $250,000 ($100,000 x 250%); and an Accumulation Value of $125,000 will yield a Death Benefit of $312,500 ($125,000 x 250%).


     Similarly, any time the Accumulation Value exceeds $66,667, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time before the younger Joint Insured's age 100, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount plus the Accumulation Value, then the Death Benefit will be the current Face Amount plus the Accumulation Value of the Policy. The Death Benefit after age 100 is the Accumulation Value.

     The corridor percentage becomes lower as the younger Joint Insured's age increases. If the current age of the younger Joint Insured in the illustration above were, for example, 50 (rather than under 40), the corridor percentage would be 185%. The amount of the Death Benefit would be the sum of the Accumulation Value plus $100,000 unless the Accumulation Value exceeded approximately $117,647 (rather than $66,667), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).


Which Death Benefit Option to Choose


     If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose the Variable Amount Option. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulation Value and lower cost of insurance charges you should choose the Level Amount Option.



Requested Changes in Face Amount

     Subject to certain limitations, you may request an increase or decrease in the Face Amount. No increase or decrease in the Face Amount will be permitted during the first two Policy Years.

     Increases. For an increase in the Face Amount, a written request must be submitted to us. We may also require additional evidence of insurability satisfactory to us. The effective date of the increase will be the Monthly Anniversary on or next following our approval of the increase. The increase may not be less than $5,000 and no increase will be permitted after any Joint Insured reaches age 85. You cannot request an increase in the Face Amount more frequently than once every two years. We will deduct any charges associated with the increase (the increases in the cost of insurance and the Surrender Charge upon lapse or total surrender -- see "Effect of Requested Changes in Face Amount") from the Accumulation Value, whether or not you pay an additional premium in connection with the increase. You will be entitled to limited free look and conversion rights and refund rights with respect to requested increases in Face Amount. See "Free Look and Conversion Rights."

     Decreases. For a decrease in the Face Amount, a written request must also be submitted to us. Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following our receipt of a written request. You cannot request a decrease in the Face Amount more frequently than once every six months. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under our current policies, the Minimum Face Amount is $250,000, but we reserve the right to establish a different Minimum Face Amount in the future. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under Federal tax law (see "Federal Tax Matters -- Policy Proceeds"), the decrease will be limited to the extent necessary to meet these requirements.

     For purposes of determining the cost of insurance, decreases in the Face Amount will be applied to reduce the current Face Amount in the following order:

     (a) The Face Amount provided by the most recent increase;

     (b) The next most recent increases successively; and

     (c) The Face Amount when the Policy was issued.

     By reducing the current Face Amount in this manner, the Rate Class applicable to the most recent increase in Face Amount will be eliminated first, then the Rate Class applicable to the next most recent increase, and so on, for the purposes of calculating the cost of insurance. This assumption will affect the cost of insurance under the Policy only if different Rate Classes have been applied to the current Face Amount. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk (for example, a 200% Rate Class or a 300% Rate Class). In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a substandard Rate Class with higher mortality risks. See "Deductions and Charges -- Monthly Deduction."

     For example, assume that the Initial Face Amount was $50,000 with a standard Rate Class, and that successive increases of $25,000 (at a Rate Class of 200%) and $50,000 (at a Rate Class of 300%) were added. If a decrease of $50,000 or less is requested, the amount of insurance at a 300% Rate Class will be reduced first. If a decrease of more than $50,000 is requested, the amount at a 300% Rate Class will be eliminated, and the excess over $50,000 will next reduce the amount of insurance at a 200% Rate Class.

     Effect of Requested Changes in Face Amount. An increase or decrease in Face Amount will affect the Monthly Deduction because the cost of insurance and the Monthly Amount Charge depend upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction." An increase in the Face Amount will increase the Surrender Charge, but a decrease in the Face Amount will not reduce the Surrender Charge. The Surrender Charge is, however, imposed only upon lapse or total surrender of the Policy and not upon a requested decrease in Face Amount. See "Deductions and Charges -- Surrender Charge."

     An increase in the Face Amount will increase the Minimum Monthly Premium as of the effective date of the increase. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premium as of the effective date of the decrease. Face Amount changes may also change the Death Benefit Guarantee Period. See "Death Benefit Guarantee."

     The additional Surrender Charge on a requested increase in the Face Amount will reduce the Cash Surrender Value (which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions). If the resulting Cash Surrender Value is not sufficient to cover the Monthly Deduction, the Policy may lapse unless the Death Benefit Guarantee is in effect. See "Policy Lapse and Reinstatement -- Lapse" and "Death Benefit Guarantee."


Insurance Protection

     You may increase or decrease the pure insurance protection provided by the Policy (that is, the difference between the Death Benefit and the Accumulation Value) in one of several ways as your insurance needs change.

These ways include increasing or decreasing the Face Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a partial withdrawal under the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

   (a) A decrease in the Face Amount will, subject to the corridor percentage limitations (see "Death Benefit -- Death Benefit Options"), decrease the pure insurance protection without reducing the Accumulation Value. If the Face Amount is decreased, the Policy charges generally will decrease as well. (Note that the Surrender Charge will not be reduced. See "Deductions and Charges -- Surrender Charge.")

   (b) An increase in the Face Amount (which is generally subject to underwriting approval -- see "Death Benefit -- Requested Changes in Face Amount") will likely increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

   (c) A partial withdrawal will reduce the Death Benefit. See "Surrender Benefits -- Partial Withdrawal." However, it has a limited effect on the amount of pure insurance protection and charges under the Policy, because the decrease in the Death Benefit is usually equal to the amount of Accumulation Value withdrawn. The primary use of a partial withdrawal is to withdraw Accumulation Value. Furthermore, it results in a reduced amount of Accumulation Value and increases the possibility that the Policy will lapse.

   (d) Under the Level Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, (i) an increased level of premium payments will reduce the amount of pure insurance protection, and (ii) a reduced level of premium payments will increase the amount of pure insurance protection.

   (e) Under the Variable Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount plus the Accumulation Value, the level of premium payments will not affect the amount of pure insurance protection. (However, both the Accumulation Value and the Death Benefit will be increased if premium payments are increased, and reduced if premium payments are reduced.)

   (f) Under either Death Benefit Option, if the Death Benefit is the corridor percentage of Accumulation Value, then (i) an increased level of premium payments will increase the amount of pure insurance protection (subject to underwriting approval -- see "Payment and Allocation of Premiums -- Amount and Timing of Premiums"), and (ii) a reduced level of premium payments will reduce the pure insurance protection.

       THE TECHNIQUES DESCRIBED IN THIS SECTION FOR CHANGING THE AMOUNT OF PURE INSURANCE PROTECTION UNDER THE POLICY (FOR EXAMPLE, CHANGING THE FACE AMOUNT, MAKING A PARTIAL WITHDRAWAL, AND CHANGING THE AMOUNT OF PREMIUM PAYMENTS) MUST BE CONSIDERED TOGETHER WITH THE OTHER RESTRICTIONS AND CONSIDERATIONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS.


Change in Death Benefit Option

     After the fourth Policy Year you may change the Death Benefit Option once each Policy Year. You must submit a written request to change the Death Benefit Option. The change is effective on the Monthly Anniversary on or next following the date we receive your request. A change in the Death Benefit Option will also change the Face Amount. If the Death Benefit Option is changed from the Level Amount Option to the Variable Amount Option, the Face Amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. You cannot change from the Level Amount Option to the Variable Amount Option if the resulting Face Amount would fall below the Minimum Face Amount.

     If the Death Benefit Option is changed from the Variable Amount Option to the Level Amount Option, the Face Amount will be increased by an amount equal to the Policy's Accumulation Value on the effective date of the change.

     An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the future Monthly Deductions because the cost of insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction."

The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in Death Benefit Option. The Death Benefit Guarantee Period may also be affected.


     Unless prohibited by state law, changes in the Death Benefit Option may require additional evidence of insurability.



Payment and Allocation of Premiums

Issuing the Policy

     To apply for a Policy, both individuals must complete the application and personally deliver it to our licensed agent. We will generally only issue a Policy to an applicant where both Joint Insureds' ages are 85 or less and both supply evidence of insurability satisfactory to us. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason permitted by law.

     Coverage. Coverage under a Policy begins on the later of the Issue Date or the date we receive at least the minimum initial premium (see immediately following section). In general, if the applicant pays at least the minimum initial premium with the application, the Issue Date will be the later of the date of the application or the date of any medical examination required by our underwriting procedures. However, if underwriting approval has not occurred within 45 days after we receive the application or if you authorize premiums to be paid by bank account monthly deduction, the Issue Date will be the date of underwriting approval.

     If you authorize premiums to be paid by government allotment, the Issue Date generally will be, subject to our underwriting approval, the first day of the month in which we receive the first Minimum Monthly Premium through government allotment, whether or not a Minimum Monthly Premium is collected with the application. If a Minimum Monthly Premium is collected with the application, it will be allocated to the Sub-Accounts of the Variable Account and the Fixed Account on the Valuation Date next following the Issue Date.

     Minimum Initial Premium. The minimum initial premium is three Minimum Monthly Premiums. See "Death Benefit Guarantee." If, however, you authorize premiums to be paid by bank account monthly deduction or government allotment, we will accept one Minimum Monthly Premium together with the required authorization forms. The Minimum Monthly Premium is specified in the Policy and determines the payments required to maintain the Death Benefit Guarantee.

     Temporary Insurance. At the time the application is taken, the applicant can receive temporary insurance coverage by paying a premium equal to 10% of annualized Minimum Monthly Premium. The temporary insurance will be for the face amount specified in the premium receipt and will be effective until the earliest of the following:

     o The date the coverage under the Policy is effective.

     o The date the applicant receives an offer for an alternative policy, a notice of termination of temporary insurance coverage, or notice that we have rejected the application.

     o The date of death of the proposed Surviving Joint Insured or any proposed additional Joint Insured.

     o The 180th day after the date of the receipt for the temporary insurance.


     Crediting Net Premiums. We will credit Net Premiums to the Sub-Accounts of the Variable Account and to the Fixed Account on the basis of the applicant's allocation on the latest of the following dates:

     o The Valuation Date following the date of underwriting approval.

     o The Valuation Date on or next following the Policy Date.

     o The Valuation Date on or next following the date we have received at the required minimum initial premium payment.

     o In the case of Policies issued under government allotment programs, the Valuation Date next following the Issue Date.

     Until the date on which Net Premiums are credited as described above, premium payments will be held in our General Account. No interest will be earned on these premium payments during this period of time.

   Refunding Premium. We will return all premiums paid without interest if any of the following occur:

     o We send notice to the applicant(s) that the insurance is declined.

     o The applicant(s) refuses an offer for an alternative policy.

     o The applicant(s) does not supply required medical exams or tests within 30 days of the date of the application.

     o The applicant(s) returns the Policy under the limited free look right. See "Free Look and Conversion Rights -- Free Look Rights."


Allocation of Premiums

     You choose the initial allocation of your Net Premiums (your gross premiums less the Premium Expense Charge) to the Fixed Account and the Sub-Accounts of the Variable Account on the application for the Policy. You may change the allocation at any time by notifying us in writing. Changes will not be effective until the date we receive your request and will only affect premiums we receive on or after that date. The premium allocation may be 100% to the Fixed Account or the Sub-Accounts or divided among the Fixed Account and the Sub-Accounts in whole percentage points totaling 100%. We reserve the right to adjust any allocation to eliminate fractional percentages. Changing the current Net Premium allocation will not affect the allocation of existing Accumulation Value.


Amount and Timing of Premiums

     The amount and frequency of premium payments will affect the Accumulation Value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect ). See "Death Benefit Guarantee." After the initial premium, you may determine the amount and timing of subsequent premium payments within the following restrictions:

     o PAYMENT OF CUMULATIVE PREMIUMS SUFFICIENT TO MAINTAIN THE DEATH BENEFIT GUARANTEE MAY BE REQUIRED TO KEEP THE POLICY IN FORCE DURING AT LEAST THE FIRST SEVERAL POLICY YEARS. SEE "DEATH BENEFIT GUARANTEE."

     o We may choose not to accept any premium less than $25.00.

     o We reserve the right to limit the amount of any premium payment. In general, during the first Policy Year we will not accept total premium payments in excess of $250,000 on the lives of the Joint Insureds for the Policy, whether such payments are received on a Policy or on any other insurance policy issued by us or our affiliates. Also, we will not accept any premium payment in excess of $50,000 on any Policy after the first Policy Year. At our discretion, however, we may waive any of these premium limitations.

     o We may require additional evidence of insurability satisfactory to us if any premium would increase the difference between the Death Benefit and the Accumulation Value (that is, the net amount at risk). A premium payment would increase the net amount at risk if at the time of payment the Death Benefit would be based upon the applicable percentage of Accumulation Value. See "Death Benefit -- Death Benefit Options."

     o In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium payments allowed for life insurance under Section 7702 of the Code. If at any time a premium is paid which would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned, and no further premiums will be accepted until allowed by the current maximum premium limitations.

     o If you contemplate a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which can be paid into the Policy. See "Federal Tax Matters -- Policy Proceeds."

Planned Periodic Premiums

     You may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. The Planned Periodic Premiums may be paid annually, semi-annually, quarterly or, if you choose, you can pay the Planned Periodic Premiums by bank account monthly deduction or government allotment.


     The amount and frequency of your initial Planned Periodic Premium will be shown in the Policy. You may change the Planned Periodic Premium at any time by written request. We may limit the amount of any increase, if such an increase would result in planned periodic premiums that are larger than (a) the maximum premium we would accept under the Amount and Timing of Premium Payments provisions in the Policy or (b) the Planned Periodic Premium which would total more than $50,000 per year.


     Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy. On the other hand, making Planned Periodic Premium payments will not guarantee that the Policy remains in force. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."


Unscheduled Additional Premiums

     Premiums, other than Planned Periodic Premiums, may be paid at any time while the Policy is in force. We may limit the number and amount of these additional payments.


Paying Premiums By Mail

     Planned Periodic Premiums and Unscheduled Additional Premiums may be paid to the Company by mailing them to:

   ReliaStar Life Insurance Company of New York
   P.O. Box 802511
   Chicago, Illinois 60680-2511


Death Benefit Guarantee

     If you meet the requirements described below, we guarantee that we will not lapse the Policy even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. This feature of the Policy is called the "Death Benefit Guarantee." The length of the Death Benefit Guarantee Period is specified in your Policy and is uniquely determined on a Policy by Policy basis. The Death Benefit Guarantee Period depends on the issue ages and premium classes of the Joint Insureds, Death Benefit Option, and any Optional Insurance Benefits. Certain Policy changes may also change the Death Benefit Guarantee Period. Following is a table of typical Death Benefit Guarantee Periods. The examples assume that the Joint Insureds are a male and a female, both of the same issue age, both with no substandard ratings, a $1,000,000 Face Amount, and no Optional Insurance Benefits. Policies with substandard ratings and Optional Insurance Benefits will typically have a shorter Death Benefit Guarantee Period.



                                     Death Benefit      Death Benefit
Age and Class of Joint Insureds          Option        Guarantee Period
---------------------------------   ---------------   -----------------
     45 Non-Tobacco .............   A (Level)             37 Years
     45 Non-Tobacco .............   B (Variable)          35 Years
     65 Non-Tobacco .............   A (Level)             17 Years
     65 Non-Tobacco .............   B (Variable)          16 Years
     45 Tobacco .................   A (Level)             35 Years
     45 Tobacco .................   B (Variable)          33 Years
     65 Tobacco .................   A (Level)             15 Years
     65 Tobacco .................   B (Variable)          14 Years

     In general, the two most significant benefits from the Death Benefit Guarantee are as follows. First, during the early Policy Years, the Cash Surrender Value may not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Policy. See "Policy Lapse and Reinstatement." This occurs when the Surrender Charge exceeds the Accumulation Value in these years. In this regard, you should consider that if you request an increase in Face Amount, an additional Surrender Charge would apply for the fifteen years following the increase, which could create a similar possibility of lapse as exists during the early Policy Years. Second, to the extent the Cash Surrender Value declines due to poor investment performance, or due to an additional Surrender Charge after a requested increase, the Cash Surrender Value may not be sufficient even in later Policy Years to cover the Monthly Deduction, so that the Death Benefit Guarantee may also be necessary in later Policy Years to avoid lapse of the Policy. THUS, EVEN THOUGH THE POLICY PERMITS PREMIUM PAYMENTS THAT ARE LESS THAN THE MINIMUM MONTHLY PREMIUMS, YOU MAY LOSE THE SIGNIFICANT PROTECTION PROVIDED BY THE DEATH BENEFIT GUARANTEE BY PAYING LESS THAN THE MINIMUM MONTHLY PREMIUMS.


Requirements

     The Death Benefit Guarantee will be in effect during the specified Death Benefit Guarantee Period if the sum of all premiums paid minus any partial withdrawals and any loans are equal to or greater than the sum of the Minimum Monthly Premiums since the Policy Date, including the Minimum Monthly Premium for the current Monthly Anniversary.

     The requirements for the Death Benefit Guarantee must be satisfied as of each Monthly Anniversary, even though you do not have to pay premiums monthly.

     Example: The Policy Date is January 1, 1998. The Minimum Monthly Premium is $1000 per month. No Policy loans or partial withdrawals are taken and no Face Amount changes have occurred.

   Case 1. You pay $1000 each month. The Death Benefit Guarantee is maintained.

   Case 2. You pay $10,000 on January 1, 1998. The $10,000 maintains the Death
          Benefit Guarantee without your paying any additional premiums for the next 10 months (through October 31, 1998). However, you must pay at least $1000 by November 1, 1998 to maintain the Death Benefit Guarantee through November 30, 1998.

     The amount of the initial Minimum Monthly Premium will be determined by us at issuance of the Policy and will be shown in the Policy. The initial Minimum Monthly Premium will depend upon each Joint Insured's sex, age at issue, Rate Class, optional insurance benefits added by rider, and the Initial Face Amount.


     The following Policy changes may change the Minimum Monthly Premium and the Death Benefit Guarantee Period:

     o A requested increase or decrease in the Face Amount (see "Death Benefit Requested Changes in Face Amount").

     o A change in the Death Benefit Option (see "Death Benefit -- Change in Death Benefit Option").

     o The addition or termination of a Policy rider (see "General Provisions -- Optional Insurance Benefits").

     We will notify you in writing of any changes in the Minimum Monthly Premium or the Death Benefit Guarantee Period.

     If, as of any Monthly Anniversary, you have not made sufficient premium payments to maintain the Death Benefit Guarantee, we will send you notice of the premium payment required to maintain it. If we do not receive the required premium payment within 61 days from the date of our notice, the Death Benefit Guarantee will terminate. THE DEATH BENEFIT GUARANTEE CANNOT BE REINSTATED.

     Even if the Death Benefit Guarantee terminates, the Policy will not necessarily lapse. For a discussion of the circumstances under which the Policy may lapse. See "Policy Lapse and Reinstatement."


Accumulation Value

     The Accumulation Value of the Policy (that is, the total value attributable to a specific Policy in the Variable Account and the Fixed Account) is equal to the sum of the Variable Accumulation Value (the amount attributable to the Variable Account) plus the Fixed Accumulation Value (the amount attributable to the Fixed Account). The Accumulation Value should be distinguished from the Cash Surrender Value that would actually be paid to you upon total surrender of the Policy, which is the Accumulation Value less any Surrender Charge, Loan

Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender." The Accumulation Value should also be distinguished from the Cash Value, which determines the amount available for Policy loans, and is the Accumulation Value less any Surrender Charge. See "Policy Loans."


     The Variable Accumulation Value will increase or decrease to reflect the investment performance of the Funds in which Sub-Accounts of the Variable Account have been invested. The Variable Accumulation Value will also be increased by (a) any Net Premiums credited to the Variable Account and (b) any transfers from the Fixed Account. The Variable Accumulation Value will also be reduced by (a) the Monthly Deduction attributable to the Variable Account, (b) partial withdrawals from the Variable Account, (c) any transfer and partial withdrawal charges attributable to the Variable Account, and (d) any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred from the Variable Account to the Fixed Account as security for Policy loans). See "Policy Loans." The Variable Accumulation Value will generally vary daily.


     The Fixed Accumulation Value will be increased by (a) any Net Premiums credited to it in the Fixed Account, (b) any interest credited to it in the Fixed Account (determined at our discretion, but guaranteed not to be less than 4%), and (c) any amounts transferred from the Variable Account to it in the Fixed Account (including amounts transferred to the Fixed Account as security for Policy loans). See "Policy Loans." The Fixed Accumulation Value will be reduced by (a) the Monthly Deduction attributable to it in the Fixed Account,
(b) partial withdrawals from it in the Fixed Account, (c) any transfer and partial withdrawal charges attributable to it in the Fixed Account, and (d) any amounts transferred from the Fixed Account to the Variable Account.

     For a detailed discussion of the calculation of Accumulation Value, see Appendix B. An illustration of various Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits, assuming different levels of premium payments and various investment returns for selected ages and Face Amounts, is shown in Appendix C.


Specialized Uses of the Policy

     Because the Policy provides for an accumulation of Cash Surrender Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of the Sub-Accounts to which Accumulation Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulation Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulation Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Sub-Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Federal Tax Matters."


Deductions and Charges

     Charges will be deducted in connection with the Policy for (a) providing the insurance benefits of the Policy (including any riders), (b) administering the Policy, (c) assuming certain risks in connection with the Policy, and (d) incurring expenses in distributing the Policy.


     Some of these charges are deducted from each Premium Payment. Certain other charges are deducted monthly from both the Fixed Account and the Variable Account, or from the Variable Account only. A charge is also made for each partial withdrawal and a charge may be made for each transfer.

     We may realize a profit on one or more of these charges, such as the mortality and expense risk charge. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.



Premium Expense Charge

     We deduct the Premium Expense Charge from each premium. The Premium Expense Charge is currently 6.25% of each premium payment in Policy Years 1-10 and 3.75% of each premium after the tenth Policy Year.

The amount remaining after we have deducted the Premium Expense Charge is called the Net Premium. The Net Premium is then credited to the Fixed Account and the Sub-Accounts of the Variable Account according to your allocation.


Monthly Deduction

     We deduct the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

     The Monthly Deduction will be deducted on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, the Fixed Accumulation Value is reduced by the Loan Amount. Because the cost of insurance portion of the Monthly Deduction can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

     If the Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary and the Death Benefit Guarantee is not in effect, the Policy may lapse. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."

     Cost of Insurance. We will determine the monthly cost of insurance by multiplying the applicable cost of insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (a) the Death Benefit at the beginning of the Policy Month divided by
1.00327374 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Accumulation Value at the beginning of the Policy Month (reduced by any charges for rider benefits). As a result, the net amount at risk may be affected by changes in the Accumulation Value or in the Death Benefit.

     The Rate Class of any Joint Insured may affect the cost of insurance. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk. In an otherwise identical Policy, any Insured in the standard Rate Class will have a lower cost of insurance than any Insured in a Rate Class with higher mortality risks.

     If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the Initial Face Amount or any prior requested increases in Face Amount, the net amount at risk will be calculated separately for each Rate Class. For purposes of determining the net amount at risk for each Rate Class, the Accumulation Value will first be assumed to be part of the Initial Face Amount. If the Accumulation Value is greater than the Initial Face Amount, it will then be assumed to be part of each increase in order, starting with the first increase.

     Cost of insurance rates will be based on the sex, Issue age, Policy Year and Rate Class(es) of each Joint Insured. The actual monthly cost of insurance rates will reflect our expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates shown in the Policy, which are based on the Commissioner's 1980 Standard Ordinary Mortality Tables for Smokers or Nonsmokers, respectively.

     Monthly Administrative Charge. Each month we deduct an administrative charge of $7.50 which is guaranteed not to exceed the product of $5.00 and the ratio (not to exceed 2.00 of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985.

     Monthly Mortality and Expense Risk Charge. Each month during the first 10 Policy Years we will deduct a charge which is anticipated to be at an annual rate of .90% of the Variable Accumulation Value of the Policy. Each month thereafter, it is currently anticipated that we will deduct this charge at an annual rate of .25% of the Variable Accumulation Value. The Monthly Mortality and Expense Risk Charge is guaranteed not to exceed 1.20% of the Variable Accumulation Value of the Policy during the first 10 Policy Years, and .55% of the Accumulation Value of the Policy per Policy Year thereafter.

     Monthly Amount Charge. Each month during the first 20 Policy Years (and for 20 Policy Years following any requested increase in Face Amount) we deduct a monthly charge per $1,000 of Face Amount. The amount of this charge varies by average age of the Joint Insureds on the Policy Date (or on the effective date of any requested increase in Face Amount, as appropriate). See Appendix D.

     Optional Insurance Benefit Charges. Each month we deduct charges for any optional insurance benefits added to the Policy by rider. See "General Provisions -- Optional Insurance Benefits."


Surrender Charge

     General. During the first 15 Policy Years and during the first 15 years following any requested increase in Face Amount, we make a Surrender Charge if you surrender the Policy or the Policy lapses. The Surrender Charge will not be affected by any decrease in Face Amount or by any change in Face Amount resulting from a change in the Death Benefit Option.

     The Surrender Charge imposed upon early surrender or lapse will be significant. For example, if you make premium payments no greater than the Minimum Monthly payments specified in your Policy, you can expect that during at least the early Policy Years, all or substantially all of your premium payments will be required to pay the Surrender Charge and other charges associated with the Policy. As a result, you should purchase a Policy only if you have the financial capability to keep it in force for a substantial period of time.


     Surrender Charge. The maximum Surrender Charge for the Initial Face Amount or any requested increase in Face Amount will be determined on the Policy Date or on the effective date of any requested increase respectively. The maximum Surrender Charge on the Initial Face Amount will be equal to $8.50 per $1,000 of Initial Face Amount. The maximum Surrender Charge on any requested increase in Face Amount will be equal to $8.50 per $1,000 of increase in the Face Amount. This Surrender Charge for the Initial Face Amount remains level equal to the maximum Surrender Charge during the first five Policy Years and then reduces in equal monthly increments until it becomes zero at the end of 15 years. The Surrender Charge for any requested increase in Face Amount follows a similar pattern.


     Surrender Charge Calculation. The Surrender Charge for the Initial Face Amount or any requested increase in Face Amount is determined by multiplying
(i) $8.50 by (ii) the Initial Face Amount or the Face Amount of the increase, as applicable, and by (iii) the applicable percentage from the Surrender Charge Percentage Table below, and then dividing this amount by 1000. For example, a $250,000 Face Amount Policy would have a maximum $2,125 Surrender Charge ($8.50 x 250,000 / 1,000 x 100%) the first five years of the Policy, and the Surrender Charge would decline during the next ten years as indicated by the Table below. For the Initial Face Amount, a Surrender Charge is measured from the Issue Date and applies for 15 years from that Date. An increase in Face Amount of $100,000 in year 5 of the Policy would have its own (additional) Surrender Charge of $850 at the end of the first year ($8.50 x 100,000 / 1,000), and vary according to the Table below. The 15 year applicable Surrender Charge for each increase is measured from the date of the increase and applies for 15 years from the Increase Date. In this example, all Surrender Charges would cease to apply after the twentieth Policy Year.

                       Surrender Charge Percentage Table




   If surrender or lapse occurs        The following percentage of the
 in the last month of Policy Year     Surrender Charge will be payable:
----------------------------------   ----------------------------------
  1                                                  100%
  2                                                  100%
  3                                                  100%
  4                                                  100%
  5                                                  100%
  6                                                   90%
  7                                                   80%
  8                                                   70%
  9                                                   60%
 10                                                   50%
 11                                                   40%
 12                                                   30%
 13                                                   20%
 14                                                   10%
 15 and later                                          0%


For requested increases, years are measured from the date of the increase.

The percentages reduce equally for each Policy Month during the years shown. For example, during the eleventh Policy Year, the percentage reduces equally each month from 50% at the end of the tenth Policy Year to 40% at the end of the eleventh Policy Year.

Partial Withdrawal and Transfer Charges

     We currently make no charge for transfers and a $10.00 charge for each partial withdrawal. These charges are guaranteed not to exceed $25.00 per transfer or partial withdrawal for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of conversion rights.



The Investment Advisory Fees and Other Fund Expenses After Reimbursement


     Because the Variable Account purchases shares of the Funds, the net asset value of the investments of the Variable Account will reflect the investment advisory fees and other expenses incurred by the Funds. Set forth below is information provided by each Fund on its total 1997 annual expenses as a percentage of the Fund's average net assets. For more information concerning these expenses, see the prospectuses for the Funds that are contained in the accompanying book entitled "Select[STAR]Product Investment Options."

Expenses




                                                                                                    Total Investment
                                                                        Management       Other        Fund Annual
Fund                                                                       Fees        Expenses         Expenses
--------------------------------------------------------------------   ------------   ----------   -----------------
Alger American Growth Portfolio (a) ................................        0.75%         0.04%           0.79%
Alger American MidCap Growth Portfolio (a) .........................        0.80%         0.04%           0.84%
Alger American Small Capitalization Portfolio (a) ..................        0.85%         0.04%           0.89%
Fidelity VIP Equity-Income Portfolio (a) (b) .......................        0.50%         0.08%           0.58%
Fidelity VIP Growth Portfolio (a) (b) ..............................        0.60%         0.09%           0.69%
Fidelity VIP High Income Portfolio (a) .............................        0.59%         0.12%           0.71%
Fidelity VIP Money Market Portfolio ................................        0.21%         0.10%           0.31%
Fidelity VIP II Contrafund Portfolio (a) (b) .......................        0.60%         0.11%           0.71%
Fidelity VIP II Index 500 Portfolio (a) (c) ........................        0.24%         0.04%           0.28%
Fidelity VIP II Investment Grade Bond Portfolio (a) ................        0.44%         0.14%           0.58%
Janus Aggressive Growth Portfolio (a) (d) ..........................        0.73%         0.03%           0.76%
Janus Growth Portfolio (a) (d) .....................................        0.65%         0.05%           0.70%
Janus International Growth Portfolio (a) (d) .......................        0.67%         0.29%           0.96%
Janus Worldwide Growth Portfolio (a) (d) ...........................        0.66%         0.08%           0.74%
Neuberger&Berman AMT Limited Maturity Bond Portfolio (a) ...........        0.65%         0.12%           0.77%
Neuberger&Berman AMT Partners Portfolio (a) ........................        0.80%         0.06%           0.86%
Northstar Variable Trust Growth Portfolio (e) ......................        0.75%         0.05%           0.80%
Northstar Variable Trust High Yield Bond Portfolio (e) .............        0.75%         0.05%           0.80%
Northstar Variable Trust Income and Growth Portfolio (e) ...........        0.75%         0.05%           0.80%
Northstar Variable Trust International Value Portfolio (e) .........        0.75%         0.05%           0.80%
Northstar Variable Trust Multi-Sector Bond Portfolio (e) ...........        0.75%         0.05%           0.80%
OCC Equity Portfolio (a) (f) .......................................        0.80%         0.19%           0.99%
OCC Global Equity Portfolio (a) (f) ................................        0.79%         0.40%           1.19%
OCC Managed Portfolio (a) (f) ......................................        0.79%         0.07%           0.87%
OCC Small Cap Portfolio (a) (f) ....................................        0.80%         0.07%           0.87%
Putnam VT Diversified Income Fund ..................................        0.69%         0.11%           0.80%
Putnam VT Growth and Income Fund ...................................        0.47%         0.04%           0.51%
Putnam VT Voyager Fund .............................................        0.54%         0.05%           0.59%



(a) The Company or its affiliates may receive compensation from an affiliate or affiliates of certain of the Funds based upon an annual percentage of the average net assets held in that Fund by the Company and by certain of the Company's insurance company affiliates. These amounts are intended to compensate the Company or the Company's affiliates for administrative, record keeping, and in some cases distribution, and other services provided by the Company and its affiliates to Funds and/or the Funds' affiliates. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders.
    The percentage paid may vary from one Fund company to another.

(b) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances, were used to reduce custodian expenses. Including these reductions, the Total Investment Fund Annual Expenses presented in the table would have been: 0.57% for Fidelity VIP Equity-Income Portfolio; 0.67% for Fidelity VIP Growth Portfolio; and 0.68% for Fidelity VIP II Contrafund Portfolio.

(c) FMR agreed to reimburse a portion of Fidelity VIP II Index 500 Portfolio's expenses during the period. Without this reimbursement, the funds' Management Fee, Other Expenses and Total Investment Fund Annual Expenses would have been 0.27%, 0.13%, and 0.40%, respectively. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

(d) The fees and expenses in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1997. The information for each Portfolio is net of fee waivers from Janus Capital. Fee reductions for the Aggressive Growth, Growth, International Growth, and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Without such waivers or reductions, the Management Fee, Other Expenses and Total Operating
    Expenses would have been: 0.74%, 0.04%, and 0.78% for the Janus Aggressive Growth Portfolio; 0.74%, 0.04%, and 0.78% for the Janus Growth Portfolio; 0.79%, 0.29%, and 1.08% for the Janus International Growth Portfolio; and 0.72%, 0.09%, and 0.81% for the Janus Worldwide Growth Portfolio. Janus Capital may modify or terminate the reductions at any time upon at least
    90 days' notice to the Trustees of Janus Aspen Series.

(e) The investment adviser to the Northstar Variable Trust has agreed to reimburse the five Northstar Portfolios for any expenses in excess of 0.80% of each Portfolio's average daily net assets. In the absence of the investment adviser's expense reimbursements, the Total Investment Fund Annual Expenses that would have been paid by each Portfolio during its fiscal year ended December 31, 1997 would have been: 1.09% for the Northstar Variable Trust Growth Portfolio; 1.35% for the Northstar Variable Trust High Yield Bond Portfolio; 1.11% for the Northstar Variable Trust Income and Growth Portfolio; 1.36% for the Northstar Variable Trust Mulit-Sector Bond Portfolio; and 2.61% for the Northstar Variable Trust International Value Portfolio. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

(f) Management Fees reflect effective management fees after taking into effect any waiver. Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Total Investment Fund Annual Expenses for the Equity, Small Cap and Managed Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Investment Fund Annual Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets. Without such limitation and without giving effect to any expense offers, the Management Fees, Other Expenses and Total Investment Fund Annual Expenses incurred for the fiscal year ended December 31, 1997 would have been: 0.80%, 0.19% and 0.99%, respectively, for the Equity Portfolio; 0.80%, 0.40% and 1.20, respectively, for the Global Equity Portfolio; 0.80%, 0.07% and 0.87%, respectively, for the Managed Portfolio; and 0.80%, 0.17% and 0.97%, respectively, for the Small Cap Portfolio. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.


Reduction of Charges

     Any of the charges under the Policy, as well as the Minimum Face Amount set forth in this Prospectus, may be reduced because of special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group sales to our Policy holders or those of affiliated insurance companies, or sales to employees or clients of members of our affiliated group of insurance companies. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Policy owners and owners of all other policies funded by the Variable Account.

Policy Lapse and Reinstatement

     Lapse. Unlike traditional life insurance policies, the failure to make a Planned Periodic Payment will not by itself cause the Policy to lapse. If the Death Benefit Guarantee is not in effect, the Policy will lapse if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient payment. A sufficient premium is any premium payment such that the Net Premium is larger than the sum of 1 + 2 where 1 is the amount by which the Accumulation Value is less than the Surrender Charge as of the beginning of the grace period and 2 is the sum of past due Monthly Deductions.

     During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that premium payments sufficient to maintain the Death Benefit Guarantee will be required to avoid lapse. See "Death Benefit Guarantee."

     The Policy does not lapse, and the insurance coverage continues, until the expiration of a 61-day grace period which begins on the date we send you written notice indicating that the Cash Surrender Value is less than the Monthly Deduction due. Our written notice to you will indicate the amount of the payment required to avoid lapse. Failure to make a sufficient payment within the grace period will result in lapse of the Policy without value.

     If the Surviving Joint Insured dies during the grace period, the proceeds payable will equal the amount of the Death Benefit on the Valuation Date on or next following the date of the Surviving Joint Insured's death, reduced by any Loan Amount and any unpaid Monthly Deductions.

     If the Death Benefit Guarantee is in effect, we will not lapse the Policy. See "Death Benefit Guarantee."

     Reinstatement. Reinstatement means putting a lapsed Policy back in force. You may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

     To reinstate the Policy and any riders, you must submit evidence of insurability satisfactory to us that each Joint Insured is still insurable, or if the Policy lapsed after the first death of the Joint Insured, then evidence of insurability for the Surviving Joint Insured. You must pay a premium large enough such that the Net Premium is as large as the sum of the Surrender Charge after reinstatement, plus the Monthly Deductions for the date of reinstatement and the following Monthly Anniversary.

     The Death Benefit Guarantee cannot be reinstated. See "Death Benefit Guarantee."


Surrender Benefits

     Subject to certain limitations, you may make a total surrender of the Policy or a partial withdrawal of the Policy's Cash Surrender Value by sending us a written request. The amount available for a total surrender or partial withdrawal will be determined at the end of the Valuation Period during which your written request is received. Any amounts payable from the Variable Account upon total surrender or partial withdrawal will generally be paid within seven days of receipt of your written request. Postponement of payments may, however, occur in certain circumstances. See "General Provisions -- Postponement of Payments."


Total Surrender

     By making a written request, you may surrender the Policy at any time for its Cash Surrender Value. The Cash Surrender Value is the Accumulation Value of the Policy reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions. If the Cash Surrender Value at the time of a surrender exceeds $25,000, the written request must include a Signature Guarantee. An illustration of Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected ages and Face Amounts is shown in Appendix C.


Partial Withdrawal

     After the first Policy Year, you may also withdraw part of the Policy's Cash Surrender Value by sending us a written request. If the amount being withdrawn exceeds $25,000, the written request must include a Signature

Guarantee. Only one partial withdrawal is allowed in any Policy Year. We currently make a $10.00 charge for each partial withdrawal. This charge is guaranteed not to exceed $25.00 for each partial withdrawal. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." The amount of any partial withdrawal must be at least $500 and, during the first 15 Policy Years, may not be more than 20% of the Cash Surrender Value on the date we receive your written request. No interest will accrue on amounts represented by uncashed distribution or redemption checks.


     Unless you specify a different allocation, we make partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. These proportions will be determined at the end of the Valuation Period during which your written request is received. For purposes of determining these proportions, any outstanding Loan Amount is first subtracted from the Fixed Accumulation Value.

     Effect of Partial Withdrawals. The Accumulation Value will be reduced by the amount of any partial withdrawal. The Death Benefit will also be reduced by the amount of the withdrawal, or, if the Death Benefit is based on the corridor percentage of Accumulation Value (see "Death Benefit -- Death Benefit Options"), by an amount equal to the corridor percentage times the amount of the partial withdrawal.

     If the Level Amount Option is in effect, the Face Amount will be reduced by the amount of the partial withdrawal. When increases in the Face Amount have occurred previously, we reduce the current Face Amount by the amount of the partial withdrawal in the following order:

     (a) The Face Amount provided by the most recent increase;

     (b) The next most recent increases successively; and

     (c) The Face Amount when the Policy was issued.

     Thus, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the Policy. See "Death Benefit -- Requested Changes in Face Amount", "Deductions and Charges -- Monthly Deduction" and "Death Benefit -- Insurance Protection."

     We do not allow a partial withdrawal if the Face Amount after a partial withdrawal would be less than the Minimum Face Amount.

     If the Variable Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

     A partial withdrawal may also cause the termination of the Death Benefit Guarantee because the amount of the partial withdrawal is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

     Like partial withdrawals, Policy loans are a means of withdrawing funds from the Policy. See "Policy Loans." A partial withdrawal or a Policy loan may have tax consequences depending on the circumstances of such withdrawal or loan. See "Federal Tax Matters -- Policy Proceeds."


Transfers

     You may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account subject to any conditions the Funds whose shares are involved may impose. Transfer requests must be in writing. Telephone/fax transfers are available when you complete a telephone/fax form. See "Telephone/Fax Instructions." You may also direct us to automatically make periodic transfers under the Dollar Cost Averaging or Portfolio Rebalancing services as described below.

     To transfer all or part of the Variable Accumulation Value from a Sub-Account, Accumulation Units are redeemed and their values are reinvested in other Sub-Accounts, or the Fixed Account, as directed in your request. We will effect transfers, and determine all values in connection with transfers, at the end of the Valuation Period during which we receive your request, except as otherwise specified for the Dollar Cost Averaging or Portfolio Rebalancing services. With respect to future Net Premium payments, however, your current premium allocation will remain in effect unless (i) you have requested the Portfolio Rebalancing service, or (ii) you are transferring all of the Variable Accumulation Value from the Variable Account to the Fixed Account in exercise of conversion rights. See "Free Look and Conversion Rights -- Conversion Rights."

     Transfers from the Fixed Account to the Variable Account are subject to the following additional restrictions: (i) your transfer request must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period, (ii) the Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount, (iii) no more than 50% of the Fixed Accumulation Value, less any Loan Amount, may be transferred unless the balance, after the transfer, would be less than $1,000, in which event the full Fixed Accumulation Value, less any Loan Amount, may be transferred, and (iv) you must transfer at least the lesser of $500 or the total Fixed Accumulation Value, less any Loan Amount. See Appendix A. Some of these restrictions may be waived for transfers due to the Portfolio Rebalancing service.

     Telephone/Fax Instructions. You are allowed to enter certain types of instructions either by telephone or by fax if you complete a telephone/fax instruction authorization form. If you complete the form, you can enter the following types of instructions by telephone or fax: transfers between Sub-Accounts, changes of allocations among fund options, and change of Sub-Account for variable annuitization payouts. If the Owner completes the telephone/fax form, the Owner agrees that we will not be liable for any loss, liability, cost or expense when we act in accordance with the telephone/fax transfer instructions that are received and, if by telephone, are recorded on voice recording equipment. If a telephone/fax transfer request is later determined not to have been made by the Owner or was made without the Owner's authorization, and loss results from such unauthorized transfer, the Owner bears the risk of this loss. Any requests via fax are considered telephone requests and are bound by the conditions in the telephone/fax transfer authorization form you sign. Any fax request should include your name, daytime telephone number, Policy number and, in the case of transfers, the names of the Sub-Accounts from which and to which money will be transferred and the allocation percentage. The Company will employ reasonable procedures to confirm that instructions communicated by telephone/fax are genuine. In the event the Company does not employ such procedures, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone/fax instructions, providing written confirmation of such instructions, and/or tape recording telephone instructions.

     Dollar Cost Averaging Service. You may request this service if your Accumulation Value, less any Loan Amount, is at least $5,000. If you request this service, you direct us to automatically make specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. No transfers from the Fixed Account are permitted under this service. Transfers of this type may be made on a monthly, quarterly, semi-annual, or annual basis. This service is intended to allow you to use "Dollar Cost Averaging", a long term investment method which provides for regular investments over time. We make no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Dollar Cost Averaging service you may obtain a separate application form and full information concerning this service and its restrictions from us.

     If you are using the Dollar Cost Averaging service, this service will be discontinued immediately (i) on receipt of any request to begin a Portfolio Rebalancing service, (ii) if the Policy is in the grace period on any date when Dollar Cost Averaging transfers are scheduled, or (iii) if the specified transfer amount from any Sub-Account is more than the Accumulation Value in that Sub-Account.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation would not affect any Dollar Cost Averaging service requests already commenced.

     Portfolio Rebalancing Service. You may request this service if your Accumulation Value, less any Loan Amount, is at least $10,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account; your allocation of future Net Premium payments will also be changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives.

     The Accumulation Value in each Sub-Account of the Variable Account and the Fixed Account will grow or decline at different rates over time. Portfolio Rebalancing will periodically transfer Accumulation Values from those accounts that have increased in value to those accounts that have increased at a slower rate or declined in value. If all accounts decline in value, it will transfer Accumulation Values from those that have decreased less in value to those that have decreased more in value. We make no guarantees that Portfolio Rebalancing will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Portfolio Rebalancing service you may obtain a separate application form and full information concerning this service and its restrictions from us.

     If you are using the Portfolio Rebalancing service, this service will be discontinued immediately (i) on receipt of any request to change the allocation of premiums to the Fixed Account and Sub-Account of the Variable Account, (ii) on receipt of any request to begin a Dollar Cost Averaging service, (iii) upon receipt of any request to transfer Accumulation Value among the Fixed Account or Sub-Accounts, or (iv) if the Policy is in the grace period or the Accumulation Value, less any Loan Amount, is less than $7,500 on any Valuation Date when Portfolio Rebalancing transfers are scheduled.

     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation could affect Portfolio Rebalancing services currently in effect, but only after 30 days notice to affected Policy owners.


     Transfer Limits. We currently allow twelve transfers in a policy year. We reserve the right to limit the number of transfers per year to twelve. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction. Transfers made due to the Dollar Cost Averaging or Portfolio Rebalancing services do not currently count toward the limit on number of transfers.

     Transfer Charges. While there is currently no charge imposed on the first twelve transfers in a Policy Year, including transfers to implement Dollar Cost Averaging and Portfolio Rebalancing, we reserve the right to make a charge not to exceed $25.00 per transfer in excess of the first twelve transfers in a Policy Year for the duration of the Policy. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." In no event, however, will any charge be imposed in connection with the exercise of a conversion right or transfers occurring as the result of Policy Loans. All transfers are also subject to any charges and conditions imposed by the Fund whose shares are involved. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction.



Policy Loans

     General. As long as the Policy remains in effect, you may borrow money from us at any time after the first Policy Year using the Policy as security for the loan. You may not borrow at any time more than the Loan Value of the Policy, which is equal to 100% of the Cash Value less the existing Loan Amount. Each Policy loan must be at least $500.

     Loan requests may be made in writing or by telephoning us on any Valuation Date. Any loan request in excess of $25,000 will require a Signature Guarantee and telephone loan requests cannot exceed $10,000. No election form is currently required to make telephone loan requests. We will employ reasonable procedures to confirm that loan requests made by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmations of such instructions and/or tape recording telephone instructions.

     Policy loans have priority over the claims of any subsequent assignee or other person. A Policy loan may be repaid in whole or in part at any time while any Joint Insured is alive.

     The loan proceeds will normally be paid to you within seven days after we receive your request. Payment of loan proceeds to you may be postponed under certain circumstances. See "General Provisions -- Postponement of Payments."

     Payments made by you generally will be treated as premium payments, rather than Policy loan repayments, unless you indicate that the payment should be treated otherwise or unless we decide, at our discretion, to apply the payment as a Policy loan repayment. As a result, unless you indicate that a payment is a loan repayment, all payments you make to the Policy will generally be subject to the Premium Expense Charge. See "Deductions and Charges -- Premium Expense Charge."

     The total of your outstanding Policy loans including unpaid interest due thereon is called the "Loan Amount."

     Immediate Effect of Policy Loans. When we make a Policy loan, an amount equal to the Policy loan (which includes interest payable in advance) will be segregated within the Accumulation Value of your Policy and held in the Fixed Account as security for the loan. As described below, you will pay interest to us on the Policy loan, but we will also credit interest to you on the amount held in the Fixed Account as security for the loan. The amount segregated in the Fixed Account as security for the Policy loan will be included as part of the Fixed Accumulation Value under the Policy, but will (as described below) be credited with interest on a basis different from other amounts in the Fixed Account.

     Unless you specify differently, amounts held as security for the Policy loan will come proportionately from the Fixed Accumulation Value and the Variable Accumulation Value (with the proportions being determined as described below). Assets equal to the portion of the Policy loan coming from the Variable Accumulation Value will be transferred from the Sub-Accounts of the Variable Account to the Fixed Account, THEREBY REDUCING THE ACCUMULATION VALUE HELD IN THE SUB-ACCOUNTS. These transfers are not treated as transfers for the purposes of the transfer charge or the limit on the number of transfers.

     Effect on Investment Performance. Amounts coming from the Variable Account as security for Policy loans will no longer participate in the investment performance of the Variable Account. All amounts held in the Fixed Account as security for Policy loans (that is, the Loan Amount) will only be credited with interest at an effective annual rate equal to 4.00%. NO ADDITIONAL INTEREST WILL BE CREDITED TO THESE AMOUNTS. On the Policy Anniversary, any interest credited on these amounts will be credited to the Fixed Account and the Variable Account according to the premium allocation then in effect. See "Payment and Allocation of Premiums -- Allocation of Premiums."

     Although Policy loans may be repaid in whole or in part at any time, Policy loans will permanently affect the Policy's potential Accumulation Value. As a result, to the extent that the Death Benefit depends upon the Accumulation Value (see "Death Benefit -- Death Benefit Options"), Policy loans will also affect the Death Benefit under the Policy. This effect could be favorable or unfavorable depending on whether the investment performance of the assets allocated to the Sub-Account(s) is less than or greater than the interest being credited on the assets transferred to the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under the Policy will be lower when such interest credited is less than the investment performance of assets held in the Sub-Account(s).

     Effect on Policy Coverage. If, on any Monthly Anniversary, the Loan Amount is greater than the Accumulation Value, less the then applicable Surrender Charge, we will notify you. If we do not receive sufficient payment within 61 days from the date we send notice to you, the Policy will lapse and terminate without value. Our written notice to you will indicate the amount of the payment required to avoid lapse. The Policy may, however, later be reinstated. See "Policy Lapse and Reinstatement."

     A Policy loan may also cause termination of the Death Benefit Guarantee, because the Loan Amount is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee. See "Death Benefit Guarantee."

     Proceeds payable upon the death of the Surviving Joint Insured will be reduced by any Loan Amount.

     Interest. The interest rate charged on Policy loans will be an annual rate of 5.66%, payable in advance. After the tenth Policy Year, we will charge interest at an annual rate of 3.85%, payable in advance, on that portion of your Loan Amount that is not in excess of (a) the Accumulation Value, less (b) the total of all premiums paid and all partial withdrawals. This portion of your loan amount is called a preferred loan. Any excess of this amount will be charged interest at the annual rate of 5.66%.

     Interest is payable in advance (for the rest of the Policy Year) at the time any Policy loan is made and at the beginning of each Policy Year thereafter (for that entire Policy Year). If interest is not paid when due, it will be deducted from the Cash Surrender Value as an additional Policy loan (see "Immediate Effect of Policy Loans" above) and will be added to the existing Loan Amount.

     Because we charge interest in advance, any interest that we have not earned will be refunded to you upon lapse or surrender of the Policy or repayment of the Policy Loan.

     Repayment of Loan Amount. The Loan Amount may be repaid any time while any Joint Insured is living. If not repaid, the Loan Amount will be deducted by us from any amount payable under the Policy. As described above, unless you provide us with notice to the contrary, any payments on the Policy will generally be treated as premium payments, which are subject to the Premium Expense Charge, rather than repayments on the Loan Amount. Any repayments on the Loan Amount will result in amounts being reallocated from the Fixed Account and to the Sub-Accounts of the Variable Account according to your current premium allocation.


     Tax Considerations. A Policy loan, particularly after the 10th Policy year, may have tax consequences depending on the circumstances of the loan. A competent tax adviser should be consulted prior to taking out a policy loan. See "Federal Tax Matters -- Policy Proceeds."



Free Look and Conversion Rights

Free Look Rights

     The Policy provides for an initial free look period during which you have a right to return the Policy for cancellation and receive a refund of all premiums paid. You must return the Policy to us or your agent and ask us to cancel the Policy by midnight of the 10th day after receiving it.


Conversion Rights

     During the first two Policy Years and the first two years following a requested increase in Face Amount, we provide you with an option to convert the Policy or any requested increase in Face Amount to a life insurance policy under which the benefits do not vary with the investment experience of the Variable Account. This option is made available by permitting you to transfer all or a part of your Variable Accumulation Value to the Fixed Account.

     General Option. You may exercise your conversion right by transferring all or any part of your Variable Accumulation Value to the Fixed Account. If, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, you request transfer from the Variable Account to the Fixed Account and indicate that you are making the transfer in exercise of your conversion right, the transfer will not be subject to the transfer charge and will not count against the limit on the number of transfers. At the time of such transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class(es) or issue age -- only the method of funding the Accumulation Value under the Policy will be affected. See "Death Benefit", "Accumulation Value" and Appendix A, "The Fixed Account."

     If you transfer all of the Variable Accumulation Value from the Variable Account to the Fixed Account and indicate that you are making this transfer in exercise of your Conversion Right, we will automatically credit all future premium payments on the Policy to the Fixed Account unless you request a different allocation.


Investments of the Variable Account


     There are currently 28 investment alternatives available under the Variable Account. Alger Management is the investment manager for the three Alger American Fund Portfolios and is responsible for the overall administration of the Fund, subject to the supervision of the Board of Trustees. Fidelity Management & Research Company is the investment adviser for the four portfolios of the Variable Insurance Products Fund (VIP) and the three portfolios of the Variable Insurance Products Fund II (VIP II). Each of the four portfolios of Janus Aspen Series has an investment advisory agreement with Janus Capital. Neuberger&Berman Management, with the assistance of Neuberger&Berman, LLC as sub-adviser, is the investment manager of AMT Limited Maturity Bond Investments and AMT Partners Investments. Northstar Investment Management Corporation, an affiliate of the Company, is the investment adviser of the five Northstar Portfolios. The Northstar Variable Trust Growth Portfolio is sub-advised by Navellier Fund Management, Inc. and the Northstar Variable Trust International Value Portfolio is sub-advised by Brandes Investment Partners, L.P. OpCap Advisors is the investment manager for each of the four OCC Accumulation Trust Portfolios and is a subsidiary of Oppenheimer Capital, a registered investment adviser. Putnam Investment Management, Inc. is the investment adviser for the three funds of Putnam Variable Trust.

     We reserve the right to establish additional Sub-Accounts of the Variable Account, each of which could invest in a new Fund with a specified investment objective. The Variable Account currently consists of 28 investment options; you would only be permitted, however, to participate in a maximum of seventeen investment options over the lifetime of your Policy. You do not have to choose your investment options in advance, but upon participation in the seventeenth Fund since the issue of the Policy, you would only be able to transfer within the seventeen Funds already utilized and which are still available. This limitation includes transfers.

     The Company has entered into service agreements with the managers or distributors of certain of the Funds pursuant to which the Company or its affiliates may receive from affiliates of the Funds compensation for providing administrative, recordkeeping, distribution, and other services to the Funds or their affiliates. Such compensation is paid based upon assets invested in the particular Funds, or based upon aggregated net asset goals. Currently, the Company has service arrangements with Alger, Fidelity, Janus, Neuberger&Berman Management, and OCC.


     The Funds currently offered are described below. A brief summary of investment objectives is contained in the description of each Fund. In addition, you should read the prospectuses of the Funds, which are contained in the accompanying "Select[STAR]Product Investment Options" book, for more detailed information and particularly, a more thorough explanation of investment objectives of the Funds. There is no assurance that any Fund will achieve its investment objectives. There is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Fund shares may be available to fund benefits under both variable annuity and variable life contracts and policies. This could, in the future, result in an irreconcilable conflict between the interests of the holders of the different types of variable contracts. The Funds have advised us that they will monitor for such conflicts and will promptly provide us with information regarding any such conflicts should they arise or become imminent and we will promptly advise the Funds if we become aware of any such conflicts. If any such material irreconcilable conflict arises we will arrange to eliminate and remedy such conflict up to and including establishing a new management investment company and segregating the assets underlying the variable policies and contracts at no cost to the holders of the policies and contracts. For a brief explanation of the conflicts that may be involved in such situations, refer to the Fund Prospectuses.

     The Funds described below distribute dividends and capital gains. However, distributions are automatically reinvested in additional Fund shares, at net asset value. The Sub-Account receives the distributions which are then reflected in the Unit Value of that Sub-Account. See "Accumulation Value."

Fund Descriptions




                INVESTMENT FUNDS                                INVESTMENT OBJECTIVE
----------------------------------------------- ---------------------------------------------------
The Alger American Fund:
   Growth Portfolio                             long-term capital appreciation
   MidCap Growth Portfolio                      long-term capital appreciation
   Small Capitalization Portfolio               long-term capital appreciation
Fidelity Variable Insurance Products Fund:
   VIP Equity-Income Portfolio                  reasonable income; capital appreciation
   VIP Growth Portfolio                         capital appreciation
   VIP High Income Portfolio                    high current income
   VIP Money Market Portfolio                   income while maintaining stable $1.00 share price
Fidelity Variable Insurance Products Fund II:
   VIP II Contrafund Portfolio                  capital appreciation
   VIP II Index 500 Portfolio                   total return that corresponds to that of the
                                                 Standard & Poor's 500 Index
   VIP II Investment Grade Bond Portfolio       high current income
Janus Aspen Series:
   Aggressive Growth Portfolio                  long-term capital growth
   Growth Portfolio                             long-term capital growth
   International Growth Portfolio               long-term capital growth
   Worldwide Growth Portfolio                   long-term capital growth
Neuberger&Berman Advisers Management
Trust ("AMT"):
   Limited Maturity Bond Portfolio              highest current income consistent with low risk to
                                                 principal and liquidity, and secondarily, total
                                                 return
   Partners Portfolio                           capital growth
Northstar Variable Trust:
   Growth Portfolio                             long-term capital growth
   High Yield Bond Portfolio                    high current yield and capital appreciation
   Income and Growth Portfolio                  consistent level of income; capital appreciation
   International Value Portfolio                long-term capital appreciation
   Multi-Sector Bond Portfolio                  current income; capital preservation
OCC Accumulation Trust:
   Equity Portfolio                             long-term capital appreciation
   Global Equity Portfolio                      long-term capital appreciation
   Managed Portfolio                            capital growth
   Small Cap Portfolio                          capital appreciation
Putnam Variable Trust:
   Putnam VT Diversified Income Fund            capital growth; current income
   Putnam VT Growth and Income Fund             capital growth; current income
   Putnam VT Voyager Fund                       capital appreciation


Addition, Deletion, or Substitution of Investments

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase. We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another open-end, registered investment company. We will not substitute any shares attributable to your interest in a Sub-Account of the Variable Account without notice and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing contained herein shall prevent the Variable Account from purchasing other securities of other Funds or classes of policies, or from permitting a conversion between Funds or classes of policies on the basis of requests made by Policy owners.

     We also reserve the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in a new Fund, or in shares of another investment company, with a specified investment objective. New Sub-Accounts may be established when, in our sole discretion, marketing needs or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policy owners on a basis to be determined by us. We may also eliminate one or more Sub-Accounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.


     In the event of any such substitution, deletion, or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution, deletion, or change. If all or a portion of your investments are allocated to any of the current funds that are being substituted for or deleted on the date that such action is announced, you may transfer the portion of the Accumulation Value affected without payment of a transfer charge to available Sub-Accounts. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with our other separate accounts.

     The Company currently plans to discontinue offering certain of the Funds as investment options. It is anticipated that this will occur in the first half of 1999, subject to and contingent upon receipt of various approvals. It is expected that any policyholder monies that are invested in Sub-Accounts investing in the discontinued Funds will be transferred to alternate Funds with similar investment objectives. Policyholders who have investments in any of discontinued Funds will be permitted for a period of 30 days to transfer their investment into a non-discontinued Fund without payment of any transfer charge.




Voting Rights

     You have the right to instruct us how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. We will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

       o The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940; and

       o The assets of the Variable Account are invested in Fund shares.

       If we determine that, because of applicable law or regulation, we do not have to vote according to the voting instructions received, we will vote the Fund shares at our discretion.

       All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by us, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interests.

       Any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Policy owners, will be voted by us in proportion to the instructions received from all Policy owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund, and will be voted in the same manner as are the respective account's votes.

       Owning the Policy does not give you the right to vote at meetings of our stockholders.

       Disregard of Voting Instructions. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to owners.


General Provisions

Benefits After Age 100

     If either of the Joint Insureds is living after age 100 of the younger Joint Insured and the Policy is in force, the Death Benefit will be the Accumulation Value.


Ownership

     While the Surviving Joint Insured is alive, subject to the Policy's provisions you may:

     o Change the amount and frequency of premium payments.

     o Change the allocation of premiums.

     o Make transfers between accounts.

     o Surrender the Policy for cash.

     o Make a partial withdrawal for cash.

     o Receive a cash loan.

     o Assign the Policy as collateral.

     o Change the beneficiary.

     o Transfer ownership of the Policy.

     o Enjoy any other rights the Policy allows.

     While both Joint Insureds are alive, subject to this Policy's provisions, you may:

     o Change the Death Benefit Option.

     o Change the Face Amount.


Proceeds

     At the Surviving Joint Insured's death, the proceeds payable include the Death Benefit then in force:

     o Plus any additional amounts provided by rider on the life of the Surviving Joint Insured;

     o Plus any Policy loan interest that we have collected but not earned;

     o Minus any Loan Amount; and

     o Minus any unpaid Monthly Deductions.


Beneficiary

     You may name one or more beneficiaries on the application when you apply for the Policy. You may later change beneficiaries by written request. If no beneficiary is surviving when the Surviving Joint Insured dies, the Death Benefit will be paid to you, if surviving, or otherwise to your estate.


Postponement of Payments

     Payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal, or loans will generally be made within seven days after we receive all the documents required for the payments.

     We may, however, delay making a payment when we are not able to determine the Variable Accumulation Value because (i) the New York Stock Exchange is closed, other than customary weekend or holiday closings, or trading on the New York Stock Exchange is restricted by the SEC, (ii) the SEC by order permits postponement for the protection of Policyholders, or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets. Transfers and allocation to and against any Sub-Account of the Variable Account may also be postponed under these circumstances.

     Any of the payments described above which are made from the Fixed Account may be delayed up to six months from the date we receive the documents required. We will pay interest at an effective annual rate of not less than 3.50% from the date of the request to the date of payment if we delay payment more than 10 days.


Settlement Options

     Settlement Options are ways you can choose to have the Policy's proceeds paid. These options apply to proceeds paid:

     o At the Surviving Joint Insured's death.

     o On total surrender of the Policy.

     The proceeds are paid to one or more payees. The proceeds may be paid in a lump sum or may be applied to one of the following Settlement Options. Proceeds will be paid in one sum unless one or more Options are requested. A combination of options may be used. At least $2,500 must be applied to any option for each payee under that option. Under an installment Option, each payment must be at least $25.00. We may adjust the interval between payments to make each payment at least $25.00.

     Proceeds applied to any Option no longer earn interest at the rate applied to the Fixed Account or participate in the investment performance of the Funds.



   Option 1 -- Proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval.

   Option 2 -- Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

   Option 3 -- Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

   Option 4 -- The proceeds provide an annuity payment with a specified number of months "certain." The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

   Option 5 -- The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

   Option 6 -- The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We do not apply this Option if a similar option would be more favorable to the payee at that time.


     Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 3.50%.

     In determining amounts to be paid under Options 3 and 4, we assume interest at an effective annual rate of 3.50%. Also, for Option 3 and "certain" periods under Option 4, we credit any excess interest we may declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors.

Incontestability

     After the Policy has been in force during both Joint Insured's lifetime for two years from the Policy's Issue Date, we cannot claim the Policy is void or refuse to pay any proceeds unless the Policy has lapsed.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the date of the increase.

     If the Policy is reinstated, the contestable period is measured from the date of reinstatement with respect to statements made on the application for reinstatement.


Misstatement of Age And Sex

     If any Joint Insured's age or sex or both are misstated, the Death Benefit will be the amount that the most recent cost of insurance would purchase using the current cost of insurance rate for the correct age and sex.


Suicide

     If any Joint Insured commits suicide within two years of the Policy's Issue Date, we do not pay the Death Benefit. Instead, we refund all premiums paid for the Policy and any attached riders, minus any Loan Amounts and partial withdrawals.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If any Joint Insured commits suicide within two years of the effective date of the increase, we pay the Death Benefit prior to the increase and refund the cost of insurance for that increase.


Termination

     The Policy terminates when any of the following occurs:

     o The Policy lapses. See "Policy Lapse and Reinstatement."

     o The Surviving Joint Insured dies.

     o The Policy is surrendered for its Cash Surrender Value.

     o The Policy is amended according to the amendment provision described below and you do not accept the amendment.


Amendment

     We reserve the right to amend the Policy in order to include any future changes relating to the following:

     o Any SEC rulings and regulations.

     o The Policy's qualification for treatment as a life insurance policy under the following:

       The Code.


     o Internal Revenue Service rulings and regulations.

     o Any requirements imposed by the Internal Revenue Service.



Reports

     Annual Statement. We will send you an Annual Statement once each year free of charge, showing the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last statement.

     Additional statements are available upon request. We may make a charge not to exceed $50.00 for each additional Annual Statement you request.

     Projection Report. Upon request after the first Policy Year, we will provide you a report projecting future results based on the Death Benefit Option you specify, the Planned Periodic Premiums you specify, the Accumulation Value of your Policy at the end of the prior Policy Year and any other assumptions specified by you or us (subject to any SEC limitations). The first request for a Projection Report in any Policy Year will be without charge; thereafter, we may make a charge not to exceed $50.00 for each Projection Report you request.


Dividends

     The Policy does not entitle you to participate in our surplus. We do not pay you dividends under the Policy.

     The Sub-Account receives any dividends paid by the related Fund. Any such dividend is credited to you through the calculation of the Sub-Account's daily Unit Value.


Collateral Assignment

     You may assign the benefits of the Policy as collateral for a debt. This limits your rights to the Cash Surrender Value and the beneficiary's rights to the proceeds. An assignment is not binding on us until we receive written notice.


Optional Insurance Benefits

     The Policy can include additional benefits, in the form of riders to the Policy, if our requirements for issuing such benefits are met. We currently offer the following benefit riders although some riders may not be available in some states.

     Policy Split Option Rider (PSO)Allows the Policy owner to split the Policy into two individual permanent life insurance policies in the event of a divorce of the Joint Insureds, dissolution of a business partnership of the Joint Insureds, or if there is a change in the federal estate tax laws that would eliminate the unlimited marital deduction or reduce by at least 50% the estate taxes payable at death. Evidence of insurability on each Joint Insured may be required to exercise this option. There is no cost for this rider.


     Survivorship Term Rider (STR)Provides a level term insurance benefit payable on the death of the Surviving Joint Insured if death occurs prior to age 100 of the younger Joint Insured. The current cost of insurance rates for the rider are expected to be the same as for the base Policy. The Monthly Amount Charge per $1,000 for the rider is expected to be lower than for the base Policy. In addition, the base Policy's Surrender Charge does not apply to coverage under the rider. However, the Survivorship Term Rider will cause the Death Benefit Guarantee Period of the base Policy to be shortened.

     By Company practice, if the base Death Benefit is equal to the Accumulation Value multiplied by the corridor percentage (see "Death Benefit"), the STR amount may be replaced with base coverage without providing evidence of insurability. The entire rider amount must be replaced if any amount is replaced. Neither Surrender Charges nor Monthly Amount Charges will apply to the new additional base coverage. Cost of insurance rates on this new additional base coverage will be equal to the cost of insurance rates for the original base coverage.


     There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under a term rider. In some other circumstances, it may be in your interest to obtain a Policy without term rider coverage. These circumstances depend on many factors, including the premium levels and amount and duration of coverage you choose, as well as the ages, sexes, and premium classes of the Joint Insureds.

     Four Year Term Rider (FTR)Provides a four year, level term benefit if the Surviving Joint Insured dies during the first four Policy Years.


Federal Tax Matters

Introduction

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

     Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.


Tax Status of the Policy

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, the Company believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, the Company may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their policies due to their ability to exercise investment control over these assets. Where this is the case, the Policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Accumulation Values, have not been explicitly addressed in published rulings. While the Company believes that the Policies do not give owners investment control over Variable Account assets, the Company reserves the right to modify the Policies as necessary to prevent an owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


Tax Treatment of Policy Benefits

     In General. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the owner will not be deemed to be in constructive receipt of the Policy Accumulation Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment) a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. The Company will monitor the Policies, however, and will attempt to notify an owner on a timely basis if it believes that such owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

     Distributions from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

   (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Accumulation Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

   (2) Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

   (3) A 10 percent additional income tax is imposed on the amount included in income except where distribution or loan is made when the owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary or designated beneficiary.

     Distributions from Policies that are not Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an owner's investment in the Policy and only after the recovery of all investments in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified Endowment Contract are subject to the 10 percent additional tax.

     Policy Loans. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, an owner should consult a tax advisor as to the tax consequences.

     Multiple Policies. All Modified Endowment Contracts that are issued by the Company (or its affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.


Taxation of ReliaStar Life Insurance Company of New York

     We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the Variable Account. Based on this expectation, no charge is being made currently to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account.

     We may also incur state and local taxes, in addition to premium taxes, in several states. At present these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Variable Account, may be made.


Possible Changes in Taxation

     The President's 1999 Budget Proposal has also recommended legislation in 1998 that, if enacted, would adversely modify the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable contracts. A second proposal would reduce the "investment in the contract" under cash value life insurance and certain annuity contracts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of legislative changes in uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.


Other Considerations

     The foregoing discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax adviser. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of continuation of these current laws and interpretations. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this Prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.



Preparing for Year 2000

     Like all financial services providers, we utilize systems that may be affected by Year 2000 transition issues and we rely upon service providers, including the Funds, that also may be affected. We have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that our service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on us. However, as of the date of this prospectus, it is not anticipated that Policy owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. We currently anticipate that our systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that we will be successful, or that interaction with other service providers will not impair our services at that time.



Distribution of the Policies

     We intend to sell the Policies in New York. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.

     The Policies will be distributed by the general distributor, Washington Square Securities, Inc., (WSSI), a Minnesota corporation, which is an affiliate of ours. WSSI is a securities broker-dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc. It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of more than 50 mutual funds. It also markets limited partnerships and other tax-sheltered or tax-deferred investments, and acts as general distributor (principal underwriter) for variable annuity products issued by us. The Policies may also be sold through other broker-dealers authorized by WSSI and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


     Registered representatives who sell the Policies will receive commissions based on a commission schedule. In the first Policy Year, commissions generally will be no more than 55% of the premiums paid up to the annualized Minimum Monthly Premium, plus 8% of additional premiums. In subsequent Policy Years 2 through 10, commissions generally will be no more than 8% of premiums paid in that year. Corresponding commissions will be paid upon a requested increase in Face Amount. In addition, a commission of .10% of the average monthly Accumulation Value during each Policy Year may be paid. Further, registered representatives may be eligible to receive certain overrides and other benefits which may be based on the amount of earned commissions.



Management

     The following list the current directors and executive officers of the Company, their principal occupation and business experience.

                                                       Principal Occupation
Directors and Officers                                and Business Experience
------------------------   ----------------------------------------------------------------------------
Stephen A. Carb*           Partner of Carb, Luria, Glassner, Cook & Kufeld LLP (New York law firm)
                           since 1962.
R. Michael Conley**        Senior Vice President of ReliaStar Financial Corp. since 1991; Senior Vice
                           President, ReliaStar Employee Benefits of ReliaStar Life Insurance
                           Company since 1986; President of NWNL Benefits Corporation since
                           1988; Executive Vice President of ReliaStar Life Insurance Company of
                           New York since 1996; Director of various subsidiaries of ReliaStar
                           Financial Corp.
Richard R. Crowl**         Senior Vice President, General Counsel and Secretary of ReliaStar
                           Financial Corp. since 1996; Senior Vice President and General Counsel of
                           ReliaStar Life Insurance Company, Northern Life Insurance Company, and
                           ReliaStar United Services Life Insurance Company since 1996; Senior Vice
                           President and General Counsel of ReliaStar Life Insurance Company of
                           New York since 1996; Senior Vice President and General Counsel of
                           Washington Square Advisers, Inc. since 1986; Vice President and Associate
                           General Counsel of ReliaStar Financial Corp. from 1989 to 1996; Vice
                           President and Associate General Counsel of ReliaStar Life Insurance
                           Company from 1985 to 1996; Director and Senior Vice President of various subsidiaries of ReliaStar Financial Corp.
John H. Flittie**          Vice Chairman, President and Chief Operating Officer of ReliaStar Life
                           Insurance Company since 1996; President, Chief Operating Officer and
                           Director of ReliaStar Financial Corp. and ReliaStar Life Insurance
                           Company since 1993; Vice Chairman of ReliaStar Life Insurance Company
                           of New York since 1996; Chief Executive Officer and President of
                           ReliaStar Life Insurance Company of New York from 1996 to 1998; Vice
                           Chairman of ReliaStar United Services Life Insurance Company and
                           ReliaStar Life Insurance Company of New York since 1995; Senior
                           Executive Vice President and Chief Operating Officer of ReliaStar
                           Financial Corp. and ReliaStar Life Insurance Company from 1992 to 1993;
                           Senior Executive Vice President and Chief Operating Officer of ReliaStar
                           Financial Corp. from 1991 to 1992; Executive Vice President and Chief
                           Financial Officer of ReliaStar Financial Corp. and ReliaStar Life Insurance
                           Company from 1989 to 1991; Senior Vice President and Chief Financial
                           Officer of ReliaStar Financial Corp. since 1985; Director of Community
                           First BankShares, Inc. and Director and Officer of various subsidiaries of
                           ReliaStar Financial Corp.
James T. Hale*             Senior Vice President of Dayton Hudson Corporation since 1981.
Wayne R. Huneke**          Senior Vice President of ReliaStar Financial Corp. and ReliaStar Life
                           Insurance Company since 1994; Chief Financial Officer and Treasurer of
                           ReliaStar Financial Corp. and ReliaStar Life Insurance Company from
                           1994 to 1997; Vice President, Treasurer and Chief Accounting Officer from
                           1990 to 1994; Director and Officer of various subsidiaries of ReliaStar
                           Financial Corp.

                            Senior Vice President of ReliaStar Financial Corp. since 1997; Director of
                            ReliaStar Life Insurance Company of New York since 1997; Director,
                            President and Chief Executive Officer of Security-Connecticut Corporation
                            from 1993 to 1997; Chief Executive Officer of Security-Connecticut Life
                            Insurance Company since 1984; President of Security-Connecticut Life
                            Insurance Company since 1976; Chairman, Director, President and Chief
                            Executive Officer of Lincoln Security Life Insurance Company from 1984 to 1997; Director and Officer of various subsidiaries at ReliaStar Financial
Ronald D. Jarvis*           Corp.
Kenneth U. Kuk**            Senior Vice President of ReliaStar Financial Corp. and ReliaStar Life
                            Insurance Company since 1996; Vice President, Strategic Marketing of
                            ReliaStar Financial Corp. and ReliaStar Life Insurance Company since
                            1996; Vice President of Investments of ReliaStar Financial Corp. from
                            1991 to 1996; President of Washington Square Advisers, Inc. since 1995;
                            Chairman of ReliaStar Mortgage Corporation since 1988; Director and
                            Officer of various subsidiaries of ReliaStar Financial Corp.
Richard E. Nolan*           Senior Counsel of Davis Polk & Wardell (New York law firm) since 1996 and Partner from 1990 to 1996.
Fioravante G. Perrotta*     Retired 1996; Formerly Senior Partner of Rogers & Wells (New York law
                            firm) since 1970.
Robert C. Salipante**       Senior Vice President, Personal Financial Services, ReliaStar Financial
                            Corp. and ReliaStar Life Insurance Company since 1996; President and
                            Chief Executive Officer of ReliaStar Life Insurance Company of New York
                            since 1998; Executive Vice President of ReliaStar Life Insurance Company
                            of New York from 1996 to 1998; Senior Vice President, Individual Division
                            and Technology of ReliaStar Life Insurance Company in 1996; Senior Vice
                            President of Strategic Marketing and Technology of ReliaStar Financial
                            Corp. and ReliaStar Life Insurance Company from 1994 to 1996; Senior
                            Vice President and Chief Financial Officer of ReliaStar Financial Corp. and
                            ReliaStar Life Insurance Company from 1992 to 1994; Executive Vice
                            President of Ameritrust Corporation from 1988 to 1992; Director and
                            Officer of various subsidiaries of ReliaStar Financial Corp.
John G. Turner**            Chairman and Chief Executive Officer of ReliaStar Financial Corp. and
                            ReliaStar Life Insurance Company since 1993; Chairman of ReliaStar
                            United Services Life Insurance Company and ReliaStar Life Insurance
                            Company of New York since 1995; Chairman of Northern Life Insurance
                            Company since 1992; Chairman, President and Chief Executive Officer of
                            ReliaStar Financial Corp. and ReliaStar Life Insurance Company in 1993;
                            President and Chief Executive Officer of ReliaStar Financial Corp. and
                            ReliaStar Life Insurance Company from 1991 to 1993; President and Chief
                            Operating Officer of ReliaStar Financial Corp. from 1989 to 1991;
                            President and Chief Operating Officer of ReliaStar Life Insurance
                            Company from 1986 to 1991; Director and Officer of various subsidiaries of ReliaStar Financial Corp.
Charles B. Updike*          Partner of Schoeman, Marsh & Updike (New York law firm) since 1976.
Ross M. Weale*              President of Waccabuc Enterprise, Inc. (New York management consulting firm) since 1996; President and Chief Executive Officer of Country Bank
                            (financial institution) from 1986 to 1996.



*  Director
** Director and Officer

     The Executive Committee of our Board of Directors consists of Directors Turner, Flittie, Salipante, Updike, and Weale.


     The Compliance Committee of our Board of Directors consists of Directors Weale, Carb, Hale, Nolan, Perrotta, and Updike.


State Regulation

     We are subject to the laws of the State of New York governing insurance companies and to regulation and supervision by the Insurance Department of the State of New York. An annual statement in a prescribed form is filed with the Insurance Division each year, and in each state we do business, covering our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to review by the Insurance Division and a full examination of our operations is conducted periodically (usually every three years) by the National Association of Insurance Commissioners. This regulation does not, however, involve supervision or management of our investment practices or policies.


Legal Proceedings

     The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.


Bonding Arrangements

     An insurance company blanket bond is maintained providing $25,000,000 coverage for our officers and employees and those of Washington Square Securities, Inc. (WSSI), subject to a $500,000 deductible.


Legal Matters

     Legal matters in connection with the Variable Account and the Policy described in this Prospectus have been passed upon by Jeffrey A. Proulx, Esquire, Attorney for the Company.


Experts


     The statement of assets and liabilities of ReliaStar Life Insurance Company of New York Variable Life Separate Account I as of December 31, 1997 for the period from August 8, 1997 (date of inception) to December 31, 1997 and the annual financial statements of ReliaStar Life Insurance Company of New York included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


     Actuarial matters included in this Prospectus have been examined by Steven
P. West, F.S.A., M.A.A.A., as stated in the opinion filed as an exhibit to the Registration Statement.


Registration Statement Contains Further Information

     A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Policies. This Prospectus does not contain all information included in the Registration Statement, its amendments and exhibits. For further information concerning the Variable Account, the Funds, the Policies and us, please refer to the Registration Statement.

     Statements in this Prospectus concerning provisions of the Policy and other legal documents are summaries. Please refer to the documents as filed with the SEC for a complete statement of the provisions of those documents.

     Information may be obtained from the SEC's principal office in Washington, D.C., for a fee it prescribes, or examined there without charge.

Financial Statements


     The financial statements for the Variable Account reflect the operations of the Variable Account for the period from August 8, 1997 (date of inception) to December 31, 1997. The financial statements are audited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the Variable Account.


     The financial statements of ReliaStar Life Insurance Company of New York which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Life Insurance Company of New York to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.


     These financial statements are as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997. The periods covered are not necessarily indicative of the longer term performance of the Company.

                         INDEPENDENT AUDITORS' REPORT


Board of Directors
ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company of New York
Variable Life Separate Account I Policy Owners:

We have audited the accompanying combined statement of assets and liabilities of ReliaStar Life Insurance of New York Separate Account I as of December 31, 1997 and the related combined statement of operations and changes in policy owners' equity for the period from August 8, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the management of ReliaStar Life Insurance Company of New York. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures include confirmation of the securities owned as of December 31, 1997, by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York Separate Account I as of December 31, 1997 and the results of its operations and changes in its policy owners' equity for the period from August 8, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP



Minneapolis, Minnesota
February 20, 1998

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                       VARIABLE LIFE SEPARATE ACCOUNT I
                 COMBINED STATEMENT OF ASSETS AND LIABILITIES
                               December 31, 1997
                         (In Thousands, Except Shares)




ASSETS:
INVESTMENTS IN MUTUAL FUNDS AT MARKET VALUE:
                                                           Shares     Cost     Market Value
                                                           ----        --      -------------
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio ......................       20      $   1    $  1
 Alger American MidCap Growth Portfolio ...............       84          2       2
 Alger American Small Capitalization ..................      108          5       5
Fidelity Variable Insurance Products Fund (VIP)
  and Variable Insurance Products Fund (VIP II):
 VIP Equity-Income Portfolio ..........................        5         --      --
 VIP Growth Portfolio .................................       53          2       2
 VIP High Income Portfolio ............................       --         --      --
 VIP Money Market Portfolio ...........................      921          1       1
 VIP II Contrafund Portfolio ..........................      457          9       9
 VIP II Index 500 Portfolio ...........................       40          5       5
 VIP II Investment Grade Bond Portfolio ...............       --         --      --
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio ..........................        1         --      --
 Growth Portfolio .....................................       --         --      --
 International Growth Portfolio .......................      223          4       4
 Worldwide Growth Portfolio ...........................    1,039         24      24
NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio ......................       77          1       1
 Partners Portfolio ...................................       28          1       1
NORTHSTAR VARIABLE TRUST:
 Northstar Growth Portfolio ...........................      692         11      11
 Northstar High-Yield Bond Portfolio ..................       26         --      --
 Northstar Income & Growth Portfolio ..................       62          1       1
 Northstar International Value Portfolio ..............      827          8       8
 Northstar Multi-Sector Bond Portfolio ................       83         --      --
OCC ACCUMULATION TRUST:
 Equity Portfolio .....................................       78          3       3
 Global Equity Portfolio ..............................      314          5       5
 Managed Portfolio ....................................      296         12      12
 Small Cap Portfolio ..................................      414         11      11
PUTNAM VARIABLE TRUST:
 Putnam VT Diversified Income Fund ....................       19         --      --
 Putnam VT Growth and Income Fund .....................      118          3       3
 Putnam VT Voyager Fund ...............................      226          9       9
                                                                      -----    ----
 TOTAL INVESTMENTS ....................................               $ 118
  TOTAL ASSETS ........................................                        $118
                                                                               ====
LIABILITIES AND POLICY OWNERS' EQUITY:
 POLICY OWNERS' EQUITY ................................                        $118
                                                                               ====
  TOTAL LIABILITIES AND POLICY OWNERS' EQUITY .........                        $118
                                                                               ====


   The accompanying notes are an integral part of the financial statements.

 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I
    COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN POLICY OWNERS' EQUITY
For the period from August 8 (date of inception) to December 31, 1997 (In
                                  Thousands)





                                                                                Alger            Alger         Fidelity
                                                                 Alger         American        American           VIP
                                                 Total         American         MidCap           Small          Equity-
                                               All Funds        Growth          Growth      Capitalization      Income
                                               Combined        Portfolio       Porfolio        Portfolio       Portfolio
                                           ---------------- -------------- --------------- ---------------- --------------
Net investment income:
 Reinvested dividend income ..............   $        --      $       --     $        --     $        --      $       --
 Reinvested capital gains ................            --              --              --              --              --
 Administrative expenses .................            --              --              --              --              --
                                             -----------      ----------     -----------     -----------      ----------
  Net investment income and
  capital gains ..........................            --              --              --              --              --
                                             -----------      ----------     -----------     -----------      ----------
Realized and unrealized gains:
 Net realized gains on redemption's
  of fund shares .........................            --              --              --              --              --
 Increase in unrealized appreciation
  of investments .........................            --              --              --              --              --
                                             -----------      ----------     -----------     -----------      ----------
  Net realized and unrealized gains ......            --              --              --              --              --
                                             -----------      ----------     -----------     -----------      ----------
  Additions from operations ..............            --              --              --              --              --
Policy owners' transactions:
 Net premium payments ....................           122               1               2               5              --
 Transfers from fixed account ............            --              --              --              --              --
 Policy loans ............................            --              --              --              --              --
 Loan collateral interest crediting ......            --              --              --              --              --
 Surrenders ..............................            --              --              --              --              --
 Death benefits ..........................            --              --              --              --              --
 Cost of insurance charges ...............            (4)             --              --              --              --
 Monthly expense charges .................            --              --              --              --              --
                                             -------------    ----------     -----------     -----------      ----------
  Additions for policy owners'
  transactions ...........................           118               1               2               5              --
                                             -------------    ----------     -----------     -----------      ----------
  Net additions for the period ...........           118               1               2               5              --
Policy Owners' Equity, beginning
 of the period ...........................            --              --              --              --              --
                                             -------------    ----------     -----------     -----------      ----------
Policy Owners' Equity, end
of the period ............................   $       118      $        1     $         2     $         5      $       --
                                             =============    ==========     ===========     ===========      ==========
Units Outstanding, end of the period .....     10,339.628      86.866         206.735         467.792           5.405
Net Asset Value per Unit:                                     $ 9.854808     $  9.825275     $ 10.071361     $ 21.080180



                                                               Fidelity       Fidelity
                                               Fidelity          VIP             VIP          Fidelity         Fidelity
                                                 VIP             High           Money          VIP II           VIP II
                                                Growth          Income         Market        Contrafund       Index 500
                                              Portfolio       Portfolio       Portfolio      Portfolio        Portfolio
                                           --------------- --------------- -------------- --------------- -----------------
Net investment income:
 Reinvested dividend income ..............   $        --     $        --     $       --     $        --      $       --
 Reinvested capital gains ................            --              --             --              --              --
 Administrative expenses .................            --              --             --              --              --
                                             -----------     -----------     ----------     -----------      ----------
  Net investment income and
  capital gains ..........................            --              --             --              --              --
                                             -----------     -----------     ----------     -----------      ----------
Realized and unrealized gains:
 Net realized gains on redemption's
  of fund shares .........................            --              --             --              --              --
 Increase in unrealized appreciation
  of investments .........................            --              --             --              --              --
                                             -----------     -----------     ----------     -----------      ----------
  Net realized and unrealized gains ......            --              --             --              --              --
                                             -----------     -----------     ----------     -----------      ----------
  Additions from operations ..............            --              --             --              --              --
Policy owners' transactions:
 Net premium payments ....................             2              --              1               9               5
 Transfers from fixed account ............            --              --             --              --              --
 Policy loans ............................            --              --             --              --              --
 Loan collateral interest crediting ......            --              --             --              --              --
 Surrenders ..............................            --              --             --              --              --
 Death benefits ..........................            --              --             --              --              --
 Cost of insurance charges ...............            --              --             --              --              (1)
 Monthly expense charges .................            --              --             --              --              --
                                             -----------     -----------     ----------     -----------      ------------
  Additions for policy owners'
  transactions ...........................             2              --              1               9               4
                                             -----------     -----------     ----------     -----------      ------------
  Net additions for the period ...........             2              --              1               9               4
Policy Owners' Equity, beginning
 of the period ...........................            --              --             --              --              --
                                             -----------     -----------     ----------     -----------      ------------
Policy Owners' Equity, end
of the period ............................   $         2     $        --     $        1     $         9      $        4
                                             ===========     ===========     ==========     ===========      ============
Units Outstanding, end of the period .....    103.336                 --      75.083         495.110         203.033
Net Asset Value per Unit:                    $ 19.160956     $ 15.800365    $ 12.269546     $ 18.395120      $ 22.547720



   The accompanying notes are an integral part of the financial statements.

 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN POLICY OWNERS' EQUITY,
                                   continued
For the period from August 8 (date of inception) to December 31, 1997 (In
                                  Thousands)





                                                                  Janus                          Janus
                                                                  Aspen          Janus           Aspen
                                            Fidelity VIP II      Series          Aspen           Series
                                               Investment      Aggressive        Series      International
                                               Grade Bond        Growth          Growth          Growth
                                               Portfolio        Portfolio      Portfolio       Portfolio
                                           ----------------- -------------- --------------- ---------------
Net investment income:
 Reinvested dividend income ..............    $        --      $       --     $        --     $        --
 Reinvested capital gains ................             --              --              --              --
 Administrative expenses .................             --              --              --              --
                                              -----------      ----------     -----------     -----------
  Net investment income
  and capital gains ......................             --              --              --              --
                                              -----------      ----------     -----------     -----------
Realized and unrealized gains:
 Net realized gains on
  redemption's of fund shares ............             --              --              --              --
 Increase in unrealized
  appreciation of investments ............             --              --              --              --
                                              -----------      ----------     -----------     -----------
  Net realized and unrealized gains ......             --              --              --              --
                                              -----------      ----------     -----------     -----------
  Additions from operations ..............             --              --              --              --
                                              -----------      ----------     -----------     -----------
Policy owners' transactions:
 Net premium payments ....................             --              --              --               4
 Transfers from fixed account ............             --              --              --              --
 Policy loans ............................             --              --              --              --
 Loan collateral interest crediting ......             --              --              --              --
 Surrenders ..............................             --              --              --              --
 Death benefits ..........................             --              --              --              --
 Cost of insurance charges ...............             --              --              --              --
 Monthly expense charges .................             --              --              --              --
                                              -----------      ----------     -----------     -----------
  Additions for policy owners'
  transactions ...........................             --              --              --               4
                                              -----------      ----------     -----------     -----------
  Net additions for the period ...........             --              --              --               4
Policy Owners' Equity,
 beginning of the period .................             --              --              --              --
                                              -----------      ----------     -----------     -----------
Policy Owners' Equity,
 end of the period .......................    $        --      $       --     $        --     $         4
                                              ===========      ==========     ===========     ===========
Units Outstanding, end of the period .....             --        2.178                 --      427.927
Net Asset Value per Unit:                     $ 12.685026     $ 10.960002     $ 10.187114     $  9.625377



                                                                 Neuberger &
                                                                    Berman
                                                                   Advisers      Neuberger &
                                                  Janus           Management       Berman
                                                  Aspen             Trust         Advisers        Northstar        Northstar
                                                  Series           Limited       Management        Variable        Variable
                                                Worldwide          Maturity         Trust           Trust            Trust
                                                  Growth             Bond         Partners          Growth        High-Yield
                                                Portfolio         Portfolio       Portfolio          Fund          Bond Fund
                                           ------------------- --------------- -------------- ----------------- --------------
Net investment income:
 Reinvested dividend income ..............    $                  $        --     $       --     $          --     $       --
 Reinvested capital gains ................              --                --             --                --             --
 Administrative expenses .................              --                --             --                --             --
                                              ------------       -----------     ----------     -------------     ----------
  Net investment income
  and capital gains ......................              --                --             --                --             --
                                              ------------       -----------     ----------     -------------     ----------
Realized and unrealized gains:
 Net realized gains on
  redemption's of fund shares ............              --                --             --                --             --
 Increase in unrealized
  appreciation of investments ............              --                --             --                --             --
                                              ------------       -----------     ----------     -------------     ----------
  Net realized and unrealized gains ......              --                --             --                --             --
                                              ------------       -----------     ----------     -------------     ----------
  Additions from operations ..............              --                --             --                --             --
                                              ------------       -----------     ----------     -------------     ----------
Policy owners' transactions:
 Net premium payments ....................              25                 1              1                11             --
 Transfers from fixed account ............              --                --             --                --             --
 Policy loans ............................              --                --             --                --             --
 Loan collateral interest crediting ......              --                --             --                --             --
 Surrenders ..............................              --                --             --                --             --
 Death benefits ..........................              --                --             --                --             --
 Cost of insurance charges ...............              (1)               --             --                --             --
 Monthly expense charges .................              --                --             --                --             --
                                              --------------     -----------     ----------     -------------     ----------
  Additions for policy owners'
  transactions ...........................              24                 1              1                11             --
                                              --------------     -----------     ----------     -------------     ----------
  Net additions for the period ...........              24                 1              1                11             --
Policy Owners' Equity,
 beginning of the period .................              --                --             --                --             --
                                              --------------     -----------     ----------     -------------     ----------
Policy Owners' Equity,
 end of the period .......................    $         24       $         1     $        1     $          11     $       --
                                              ==============     ===========     ==========     =============     ==========
Units Outstanding, end of the period .....    2,468.532           105.555         55.116         1,076.181         13.072
Net Asset Value per Unit:                     $    9.836310      $ 10.254171    $ 10.325813     $   10.189337    $ 10.406855


   The accompanying notes are an integral part of the financial statements.

 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I COMBINED STATEMENTS OF OPERATIONS AND CHANGES IN POLICY OWNERS' EQUITY,
                                   continued
For the period from August 8 (date of inception) to December 31, 1997 (In
                                  Thousands)





                                              Northstar        Northstar        Northstar            OCC
                                           Variable Trust   Variable Trust   Variable Trust     Accumulation
                                              Income &       International     Muti-Sector          Trust
                                             Growth Fund      Value Fund        Bond Fund     Equity Portfolio
                                          ---------------- ---------------- ---------------- ------------------
Net investment income:
 Reinvested dividend income .............    $       --      $       --        $       --       $        --
 Reinvested capital gains ...............            --              --                --                --
 Administrative expenses ................            --              --                --                --
                                             ----------      ----------        ----------       -----------
  Net investment income
  and capital gains .....................            --              --                --                --
                                             ----------      ----------        ----------       -----------
Realized and unrealized gains:
 Net realized gains on
  redemption's of fund shares ...........            --              --                --                --
 Increase in unrealized
  appreciation of investments ...........            --              --                --                --
                                             ----------      ----------        ----------       -----------
  Net realized and unrealized gains .....            --              --                --                --
                                             ----------      ----------        ----------       -----------
  Additions from operations .............            --              --                --                --
                                             ----------      ----------        ----------       -----------
Policy owners' transactions:
 Net premium payments ...................             1               9                 1                 3
 Transfers from fixed account ...........            --              --                --                --
 Policy loans ...........................            --              --                --                --
 Loan collateral interest crediting .....            --              --                --                --
 Surrenders .............................            --              --                --                --
 Death benefits .........................            --              --                --                --
 Cost of insurance charges ..............            --              (1)               --                --
 Monthly expense charges ................            --              --                --                --
                                             ----------      ------------      ----------       -----------
  Additions for policy owners'
  transactions ..........................             1               8                 1                 3
                                             ----------      ------------      ----------       -----------
  Net additions for the period ..........             1               8                 1                 3
Policy Owners' Equity,
 beginning of the period ................            --              --                --                --
                                             ----------      ------------      ----------       -----------
Policy Owners' Equity,
 end of the period ......................    $        1      $        8        $        1       $         3
                                             ==========      ============      ==========       ===========
Units Outstanding, end of the eriod .....     49.892         823.667            29.810           265.451
Net Asset Value per Unit:                   $ 16.036372      $ 10.129526      $ 14.264010       $ 10.753858



                                                OCC               OCC                OCC
                                            Accumulation      Accumulation       Accumulation
                                               Trust             Trust              Trust         Putman VT      Putman VT
                                           Global Equity        Managed           Small Cap      Diversified     Growth and
                                             Portfolio         Portfolio          Portfolio      Income Fund    Income Fund
                                          --------------- ------------------- ----------------- ------------- ---------------
Net investment income:
 Reinvested dividend income .............   $        --      $         --       $          --    $       --     $        --
 Reinvested capital gains ...............            --                --                  --            --              --
 Administrative expenses ................            --                --                  --            --              --
                                            -----------      ------------       -------------    ----------     -----------
  Net investment income
  and capital gains .....................            --                --                  --            --              --
                                            -----------      ------------       -------------    ----------     -----------
Realized and unrealized gains:
 Net realized gains on
  redemption's of fund shares ...........            --                --                  --            --              --
 Increase in unrealized
  appreciation of investments ...........            --                --                  --            --              --
                                            -----------      ------------       -------------    ----------     -----------
  Net realized and unrealized gains .....            --                --                  --            --              --
                                            -----------      ------------       -------------    ----------     -----------
  Additions from operations .............            --                --                  --            --              --
                                            -----------      ------------       -------------    ----------     -----------
Policy owners' transactions:
 Net premium payments ...................             5                13                  11            --               3
 Transfers from fixed account ...........            --                --                  --            --              --
 Policy loans ...........................            --                --                  --            --              --
 Loan collateral interest crediting .....            --                --                  --            --              --
 Surrenders .............................            --                --                  --            --              --
 Death benefits .........................            --                --                  --            --              --
 Cost of insurance charges ..............            --                (1)                 --            --              --
 Monthly expense charges ................            --                --                  --            --              --
                                            -----------      --------------     -------------    ----------     -----------
  Additions for policy owners'
  transactions ..........................             5                12                  11            --               3
                                            -----------      --------------     -------------    ----------     -----------
  Net additions for the period ..........             5                12                  11            --               3
Policy Owners' Equity,
 beginning of the period ................            --                --                  --            --              --
                                            -----------      --------------     -------------    ----------     -----------
Policy Owners' Equity,
 end of the period ......................   $         5      $         12       $          11    $       --     $         3
                                            ===========      ==============     =============    ==========     ===========
Units Outstanding, end of the eriod .....    473.059         1,233.680           1,063.874        16.242         161.028
Net Asset Value per Unit:                   $  9.518205      $   10.175476      $   10.252721   $ 13.290543     $ 20.717931



                                             Putman VT
                                            Voyager Fund
                                          ---------------
Net investment income:
 Reinvested dividend income .............   $        --
 Reinvested capital gains ...............            --
 Administrative expenses ................            --
                                            -----------
  Net investment income
  and capital gains .....................            --
                                            -----------
Realized and unrealized gains:
 Net realized gains on
  redemption's of fund shares ...........            --
 Increase in unrealized
  appreciation of investments ...........            --
                                            -----------
  Net realized and unrealized gains .....            --
                                            -----------
  Additions from operations .............            --
                                            -----------
Policy owners' transactions:
 Net premium payments ...................             9
 Transfers from fixed account ...........            --
 Policy loans ...........................            --
 Loan collateral interest crediting .....            --
 Surrenders .............................            --
 Death benefits .........................            --
 Cost of insurance charges ..............            --
 Monthly expense charges ................            --
                                            -----------
  Additions for policy owners'
  transactions ..........................             9
                                            -----------
  Net additions for the period ..........             9
Policy Owners' Equity,
 beginning of the period ................            --
                                            -----------
Policy Owners' Equity,
 end of the period ......................   $         9
                                            ===========
Units Outstanding, end of the eriod .....    431.004
Net Asset Value per Unit:                   $ 20.460670


   The accompanying notes are an integral part of the financial statements.

                 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


                       VARIABLE LIFE SEPARATE ACCOUNT I



                         NOTES TO FINANCIAL STATEMENTS



1. ORGANIZATION:

ReliaStar Life Insurance Company of New York Variable Life Separate Account I ("Separate Account I") was established by ReliaStar Life Insurance Company of New York ("ReliaStar Life of New York"), previously ReliaStar Bankers Security Life Insurance Society, in 1986 under the New York insurance laws. Separate Account I operates as a unit investment trust under the Investment Company Act of 1940 and is used to fund certain benefits for variable life insurance policies issued by ReliaStar Life of New York. The assets of Separate Account I and its sub-accounts are the property of ReliaStar Life of New York. The portion of Separate Account I assets applicable to the variable life policies will not be charged with liabilities arising out of any other business ReliaStar Life of New York may conduct. The net assets maintained in the sub-accounts provide the basis for the periodic determination of the amount of increased or decreased benefits under the policies. The net assets may not be less than the amount required under the state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in ReliaStar Life of New York's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

Payments received under the polices are allocated to sub-accounts of the account, each of which invested in one of the following funds during the year.




                                    Fidelity Variable Insurance Products
                                   Fund (VIP) and Variable Insured
The Alger American Fund            Products Fund II (VIP II)               Janus Aspen Series
--------------------------------   -------------------------------------   -------------------------------
Growth Portfolio                   Equity-Income Portfolio                 Aggressive Growth Portfolio
MidCap Growth Portfolio            Growth Portfolio                        Growth Portfolio
Small Capitalization Portfolio     High Income Portfolio                   International Growth Portfolio
                                   Money Market Portfolio                  Worldwide Growth Portfolio
                                   Contrafund Portfolio
                                   Index 500 Portfolio
                                   Investment Grade Bond Portfolio




Neuberger & Berman Advisers Management Trust     Northstar Variable Trust
----------------------------------------------   ------------------------------
Limited Maturity Bond Portfolio                  Growth Portfolio
Partners Portfolio                               High-Yield Portfolio
                                                 Income & Growth Portfolio
                                                 International Value Portfolio
                                                 Multi-Sector Bond Portfolio




OCC Accumulation Trust            Putnam Variable Trust
-------------------------------   ----------------------------------
Equity Portfolio                  Putnam VT Diversified Income Fund
Global Equity Portfolio           Putnam VT Growth and Income Fund
Managed Portfolio                 Putnam VT Voyager Fund
Small Capitalization Portfolio



Fred Alger Management, Inc. is the investment adviser for the three portfolios of The Alger American Fund and is paid fees for its services by The Alger American Fund's Portfolios. Fidelity Management & Research Company is the investment adviser for Fidelity Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) and is paid for its services by the VIP and VIP II Portfolios. Janus Capital Corporation is the investment adviser of for the four portfolios of Janus Aspen Series and is paid fees for its services by the Janus Aspen Series Portfolios. Neuberger&Berman Management is the investment manager for the two portfolios of the Advisers Management Trust and is paid fees for its services by the Neuberger&Berman Advisers

1. ORGANIZATION; Continued

Management Trust Funds. Northstar Investment Management Corporation, an affiliate of ReliaStar Life Insurance Company ("ReliaStar Life"), is the investment adviser for the five Northstar Portfolios and is paid fees for its services by the portfolios. OpCap Advisors is the investment adviser for the four portfolios of the OCC Accumulation Trust and is paid fees for its services by the OCC Accumulation Trust Funds. Putnam Investment Management, Inc. is the investment adviser for Putnam Variable Trust and is paid fees for its services by Putnam Variable Trust. See the related Funds' prospectuses for further information. On August 8, 1997, Sub-Accounts investing in The Alger American Fund, Fidelity VIP and VIP II, Janus Aspen Series, Neuberger&Berman Advisers Management Trust, Northstar Funds and OCC Accumulation Trust were made available to ReliaStar Life of New York policies.



2. SIGNIFICANT ACCOUNTING POLICIES:

SECURITIES VALUATION TRANSACTIONS AND RELATED INVESTMENT INCOME:

The market value of investments in the sub-accounts is based on the closing net asset values of the fund shares held at the end of the year. Investment transactions are accounted for on the trade date (date the order to purchase or redeem is executed) and dividend income and capital gain distributions are recorded on the exdividend date. Net realized gains and losses on redemptions of shares of the funds are determined on the basis of specific identification of fund share costs.


3. FEDERAL INCOME TAXES:

Under current tax law, the income, gains, and losses from the separate account investments are not taxable to either the account or ReliaStar Life of New York.


4. POLICY CHARGES:

Certain charges are made by ReliaStar Life of New York to policy owners' Variable Accumulation Values in the Account in accordance with the terms of the policies. These charges may include: cost of insurance; a monthly expense charge: death benefit guarantee charge; optional insurance benefit charges based upon the policy terms for optional benefits; and surrender charges and sales charge refunds, as set forth in the policies.

5. INVESTMENTS:

For the period from August 8 (date of inception) to December 31, 1997, investment activity in the funds was as follows (in thousands):




                                                       Cost of       Proceeds
                                                      Purchases     From Sales
                                                     -----------   -----------
Investing Fund
THE ALGER AMERICAN FUND:
 Alger American Growth Portfolio .................       $  l         $  --
 Alger American MidCap Growth Portfolio ..........          2            --
 Alger American Small Capitalization .............          5            --
FIDELITY VIP AND VIP II:
 Equity-Income Portfolio .........................         --            --
 Growth Portfolio ................................          2            --
 High Income Portfolio ...........................         --            --
 Money Market Portfolio ..........................          1            --
 Contrafund Portfolio ............................          9            --
 Index 500 Portfolio .............................          5            --
 Investment Grade Bond Portfolio .................         --            --
JANUS ASPEN SERIES:
 Aggressive Growth Portfolio .....................         --            --
 Growth Portfolio ................................         --
 International Growth Portfolio ..................          4            --
 Worldwide Growth Portfolio ......................         24            --
NEUBERGER&BERMAN ADVISERS MANAGEMENT TRUST:
 Limited Maturity Bond Portfolio .................          1            --
 Partners Portfolio ..............................          1            --
NORTHSTAR VARIABLE TRUST:
 Northstar Growth Portfolio ......................         11            --
 Northstar High Yield Bond Portfolio .............         --            --
 Northstar Income & Growth Portfolio .............          1            --
 Northstar International Value Portfolio .........          8            --
 Northstar Multi-Sector Bond Portfolio ...........         --            --
OCC ACCUMULATION TRUST:
 Equity Portfolio ................................          3            --
 Global Equity Portfolio .........................          5            --
 Managed Portfolio ...............................         12            --
 Small Cap Portfolio .............................         11            --
PUTNAM VARIABLE TRUST:
 Putnam VT Diversified Income Fund ...............         --            --
 Putnam VT Growth and Income Fund ................          3            --
 Putnam VT Voyager Fund ..........................          9            --
                                                         ----         -----
 Total ...........................................       $118         $  --
                                                         ====         =====

                         INDEPENDENT AUDITORS' REPORT




Board of Directors and Shareholder
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company) Woodbury, New York

     We have audited the accompanying balance sheets of ReliaStar Life Insurance Company of New York, formerly known as ReliaStar Bankers Security Life Insurance Company, (the Company) as of December 31, 1997 and 1996, and the related statements of income, shareholder's equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



     As discussed in Note 2 to the financial statements, effective January 1, 1998, Lincoln Security Life Insurance Company, an affiliate, merged with and into the Company.





/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
March 26, 1998

BALANCE SHEETS
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company)


                                                                        December 31
                                                              --------------------------------
(In Millions)                                                        1997            1996
-----------------------------------------------------------   -----------            ----
ASSETS
Fixed Maturity Securities (Amortized Cost: 1997, $1,276.1;
 1996, $1,297.5)                                               $  1,353.0      $  1,356.7
Equity Securities (Cost: 1997, $2.5; 1996, $6.5)                      2.8             7.3
Mortgage Loans on Real Estate                                       287.4           276.3
Real Estate                                                           1.6             1.6
Policy Loans                                                         76.6            73.4
Other Invested Assets                                                 6.3             5.6
Short-Term Investments                                                5.2             8.7
-----------------------------------------------------------   -----------      ----------
   Total Investments                                              1,732.9         1,729.6
-----------------------------------------------------------   -----------      ----------
Cash                                                             (    1.0)       (    4.7)
Accounts and Notes Receivable                                        10.6             6.1
Reinsurance Receivable                                               25.8            26.1
Deferred Policy Acquisition Costs                                   122.3           131.8
Present Value of Future Profits                                      37.4            53.3
Property and Equipment, Net                                           1.4             7.9
Accrued Investment Income                                            25.1            25.1
Goodwill                                                             16.4            16.9
Other Assets                                                           --             1.5
Assets Held in Separate Accounts                                    493.1           403.3
-----------------------------------------------------------   -----------      ----------
   Total Assets                                                $  2,464.0      $  2,396.9
===========================================================   ===========      ==========
LIABILITIES
Future Policy and Contract Benefits                            $  1,521.0      $  1,575.0
Pending Policy Claims                                                18.8            22.5
Other Policyholder Funds                                             13.9             8.7
Income Taxes                                                         24.3            28.6
Other Liabilities                                                    35.6            23.5
Liabilities Related to Separate Accounts                            490.6           400.8
-----------------------------------------------------------   -----------      ----------
   Total Liabilities                                              2,104.2         2,059.1
-----------------------------------------------------------   -----------      ----------
SHAREHOLDER'S EQUITY
Common Stock (Shares Issued: 1.4)                                     2.8             2.8
Additional Paid-In Capital                                          165.4           165.4
Net Unrealized Investment Gains                                      38.3            28.0
Retained Earnings                                                   153.3           141.6
-----------------------------------------------------------   -----------      ----------
   Total Shareholder's Equity                                       359.8           337.8
-----------------------------------------------------------   -----------      ----------
  Total Liabilities and Shareholder's Equity                   $  2,464.0      $  2,396.9
===========================================================   ===========      ==========

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company)


                                                        Year Ended December 31
                                                      --------------------------
(In Millions)                                             1997         1996
---------------------------------------------------   --------         ----
REVENUES
Premiums                                                $ 51.1       $ 47.1
Net Investment Income                                    135.3        137.0
Realized Investment Gains, Net                             1.9          3.5
Policy and Contract Charges                               69.0         65.7
Other Income                                               3.6          2.0
---------------------------------------------------   --------       ------
  Total                                                  260.9        255.3
---------------------------------------------------   --------       ------
BENEFITS AND EXPENSES
Benefits to Policyholders                                150.7        154.1
Sales and Operating Expenses                              46.8         44.8
Amortization of Deferred Policy Acquisition Costs
  and Present Value of Future Profits                     43.6         18.0
Dividends and Experience Refunds to Policyholders          1.1           --
---------------------------------------------------   --------       ------
  Total                                                  242.2        216.9
---------------------------------------------------   --------       ------
Income before Income Taxes                                18.7         38.4
Income Tax Expense                                         7.0         13.8
---------------------------------------------------   --------       ------
  Net Income                                            $ 11.7       $ 24.6
===================================================   ========       ======

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF SHAREHOLDER'S EQUITY
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company)


                                              Year Ended December 31
                                            --------------------------
(In Millions)                                  1997          1996
-----------------------------------------   -------          ----
COMMON STOCK
Beginning and End of Year                   $   2.8      $    2.8
-----------------------------------------   -------      --------
ADDITIONAL PAID-IN CAPITAL
Beginning and End of Year                     165.4         165.4
-----------------------------------------   -------      --------
NET UNREALIZED INVESTMENT GAINS (LOSSES)
Beginning of Year                              28.0          41.8
Change for the Year                            10.3       (  13.8)
-----------------------------------------   -------      --------
  End of Year                                  38.3          28.0
-----------------------------------------   -------      --------
RETAINED EARNINGS
Beginning of Year                             141.6         117.0
Net Income                                     11.7          24.6
-----------------------------------------   -------      --------
  End of Year                                 153.3         141.6
-----------------------------------------   -------      --------
  Total Shareholder's Equity                $ 359.8      $  337.8
=========================================   =======      ========

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company)


                                                                           Year Ended December 31
                                                                       ------------------------------
(In Millions)                                                                1997           1996
--------------------------------------------------------------------   ----------           ----
OPERATING ACTIVITIES
Net Income                                                               $   11.7       $   24.6
Adjustments to Reconcile Net Income to Net
  Cash Provided by Operating Activities
   Interest Credited to Insurance Contracts                                  69.7           75.1
   Future Policy Benefits                                                  ( 47.8)        ( 59.6)
   Capitalization of Policy Acquisition Costs                              ( 21.8)        ( 26.5)
   Amortization of Deferred Policy Acquisition Costs
    and Present Value of Future Profits                                      43.6           18.0
   Deferred Income Taxes                                                   (  6.0)           6.2
   Net Change in Receivables and Payables                                     4.0            9.0
   Other Assets                                                               3.7            7.9
   Realized Investment Gains, Net                                          (  1.9)        (  3.5)
   Other                                                                      7.0         (   .2)
--------------------------------------------------------------------   ----------       --------
  Net Cash Provided by Operating Activities                                  62.2           51.0
--------------------------------------------------------------------   ----------       --------
INVESTING ACTIVITIES
Proceeds from Sales of Fixed Maturity Securities                             56.9           24.6
Proceeds from Maturities or Repayment of Fixed Maturity Securities          119.8          134.6
Cost of Fixed Maturity Securities Acquired                                 (153.7)        (146.5)
Sale (Purchases) of Equity Securities, Net                                    4.9         (   .7)
Proceeds of Mortgage Loans Sold, Matured or Repaid                           54.0           40.9
Cost of Mortgage Loans Acquired                                            ( 65.9)        ( 83.4)
Sales of Real Estate, Net                                                      .8            6.8
Policy Loans Issued, Net                                                   (  3.2)        (  4.9)
Sales of Other Invested Assets, Net                                            .1             .8
Sales of Short-Term Investments, Net                                          3.5            6.0
--------------------------------------------------------------------   ----------       --------
  Net Cash Provided (Used) by Investing Activities                           17.2         ( 21.8)
--------------------------------------------------------------------   ----------       --------
FINANCING ACTIVITIES
Deposits to Insurance Contracts                                             118.2          134.9
Maturities and Withdrawals from Insurance Contracts                        (193.9)        (182.4)
--------------------------------------------------------------------   ----------       --------
  Net Cash Used by Financing Activities                                    ( 75.7)        ( 47.5)
--------------------------------------------------------------------   ----------       --------
Increase (Decrease) in Cash                                                   3.7         ( 18.3)
Cash at Beginning of Year                                                  (  4.7)          13.6
--------------------------------------------------------------------   ----------       --------
Cash at End of Year                                                      $   (1.0)      $   (4.7)
====================================================================   ==========       ========

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
ReliaStar Life Insurance Company of New York
(A Wholly Owned Subsidiary of Security-Connecticut Life Insurance Company)


NOTE 1. CHANGES IN ACCOUNTING PRINCIPLES

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

Effective for transactions occurring on or after January 1, 1997, ReliaStar Life Insurance Company of New York (the Company) adopted those provisions of Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which have not been deferred by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 125 requires a company to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in SFAS No. 125. The adoption of this standard did not have a significant effect on the financial results of the Company.

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of

Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of must be reported at the lower of carrying amount or fair value less cost to sell. The adoption of this standard did not have a significant effect on the financial results of the Company.


NOTE 2. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is principally engaged in the business of providing life insurance and related financial service products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services; life and health reinsurance and retirement plans. The Company operates primarily in the United States and is authorized to conduct business in all 50 states.

Basis of Presentation



The Company, formerly known as ReliaStar Bankers Security Life Insurance Company, is a wholly-owned subsidiary of Security-Connecticut Life Insurance Company which is a wholly-owned subsidiary of ReliaStar United Services Life Insurance Company which is a wholly-owned subsidiary of ReliaStar Life Insurance Company (ReliaStar Life) whose parent is ReliaStar Financial Corp. (ReliaStar). Effective January 1, 1998, Lincoln Security Life Insurance Company, (Lincoln Security) an affiliate, merged with and into the Company. Lincoln Security had assets and shareholder's equity of $393.8 million and $73.1 million, respectively, at December 31, 1997.



Use of Estimates


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


During 1997, the Company made certain changes in assumptions affecting the estimated gross profits for certain policies which reduced deferred policy acquisition costs and present value of future profits by $22.1 million.

Investments


Fixed maturity securities (bonds and redeemable preferred stocks) are classified as available-for-sale and are valued at fair value.


Equity securities (common stocks and nonredeemable preferred stocks) are valued at fair value.


Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts.


Investment real estate owned directly by the Company is carried at cost less accumulated depreciation and allowances for estimated losses. Real estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost.


Short-term investments are carried at amortized cost, which approximates fair value.


Unrealized investment gains and losses of equity securities and fixed maturity securities classified as available-for-sale, net of related deferred policy acquisition costs (DAC), present value of future profits (PVFP) and tax effects, are accounted for as a direct increase or decrease in shareholder's equity.


Realized investment gains and losses enter into the determination of net income. Realized investment gains and losses on sales of securities are determined on the specific identification method. Write-offs of investments that decline in value below cost on other than a temporary basis and the changes in the allowances for mortgage loans and wholly owned real estate are included with realized investment gains and losses in the Statements of Income.



The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets (including marketable bonds, private placements, mortgage loans and real estate investments) to identify investments where the Company has credit concerns. Investments with credit concerns include those the Company has identified as problem investments, which are issues delinquent in a required payment of principal or interest, issues in bankruptcy or foreclosure, and restructured or foreclosed assets. The Company also identifies investments as potential problem investments, which are investments where the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation of $1.8 million and $1.9 million at December 31, 1997 and 1996, respectively. The Company provides for depreciation of property and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for 1997 and 1996 amounted to $.5 million and $.3 million, respectively.

Separate Accounts

The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable life and 401(k) contracts and represents policyholder directed funds that are separately administered. The assets (principally investments) and liabilities (principally to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are valued at fair value. Revenues from these separate account contracts consist primarily of charges for mortality risk and expenses, cost of insurance, contract administration and surrender charges. Revenue for these products is recognized when due.

Premium Revenue and Benefits to Policyholders

Recognition of traditional life, group and annuity premium revenue and benefits to policyholders -- Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of term and whole insurance policies and certain annuities with life contingencies (immediate annuities). Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and PVFP.


Recognition of universal life-type contracts revenue and benefits to policyholders -- Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. Amounts received as deposits for such contracts are not reported as premium revenues.


Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading and the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.


Recognition of investment contract revenue and benefits to policyholders -- Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as deposits for such contracts are not reported as premium revenues.


Revenues for investment contracts consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

Policy Acquisition Costs

Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy issuance and underwriting and certain variable agency expenses.



Costs deferred related to traditional life insurance products are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.


Costs deferred related to universal life-type policies and investment contracts are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment, surrender and expense margins.

Present Value of Future Profits

The present value of future profits reflects the unamortized value of the acquired insurance business in force and represents the portion of the cost to acquire that was allocated to the estimated value to receive future cash flows from insurance contracts existing at the date of acquisition.


An analysis of the PVFP asset account is presented below:


                                                                Year Ended December 31
                                                       -------------------------------
(In Millions)                                                   1997         1996
------------------------------------------------------ -------------         ----
Balance, Beginning of Year                              $       53.3      $  39.7
Imputed Interest                                                 3.4          3.8
Amortization                                                   (15.8)        (8.4)
Impact of Net Unrealized Investment Gains and Losses            (3.5)        18.2
------------------------------------------------------ -------------      -------
Balance, End of Year                                    $       37.4      $  53.3
====================================================== =============      =======

Based on current conditions and assumptions as to future events on acquired policies in-force, the Company expects that the net amortization of the December 31, 1997 PVFP balance will be between 4% and 13% in each of the years 1998 through 2002. The interest rates used to determine the amount of imputed interest on the unamortized PVFP balance ranged from 5% to 8%.

Goodwill

Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on straight-line basis over 40 years. The carrying value of goodwill is monitored for indicators of impairment of value. No events or circumstances were identified which warrant consideration of impairment or a revised estimate of useful life.

Future Policy and Contract Benefits

Liabilities for future policy benefits for traditional life insurance contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition.


Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance.


The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

Income Taxes

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in the assets and liabilities determined on a tax return and financial statement basis.


The Company files a consolidated tax return with certain of its afilliates. The method by which the total consolidated federal income tax for each entity is allocated to each of the companies is subject to a written agreement approved by the Company's Board of Directors. Allocation is based upon a separate return calculation such that each company in the consolidated return pays the same tax or receives the same refunds it would have paid or received had it consistently filed separate federal income tax returns. Intercompany tax balances are settled within a reasonable time after filing of the consolidated federal income tax returns with the Internal Revenue Service.

Interest Rate Swap Agreements

Interest rate swap agreements are used as hedges for asset/liability management of adjustable rate and short-term invested assets. The Company does not enter into any interest rate swap agreements for trading purposes. The interest rate swap transactions involve the exchange of fixed and floating rate interest payments without the exchange of underlying principal amounts and do not contain other optional provisions. The Company utilizes the settlement method of accounting for its interest rate swap agreements whereby the difference between amounts paid and amounts received or accrued on interest rate swap agreements is reflected in net investment income.


The characteristics (notional amount, maturity and payment dates) of the interest rate swap agreements are similar to the characteristics of the designated hedged assets. In the event an interest rate swap agreement would cease to be an effective hedge, the affected interest rate swap agreement would be recorded as an asset or liability at fair value with changes in fair value recorded as income or expense. There were no terminations of interest rate swap agreements during 1997 and 1996. The fair value and changes in fair value of interest rate swap agreements are not recognized in the financial statements.

NOTE 3. INVESTMENTS

Investment income summarized by type of investment was as follows:

                                        Year Ended December 31
                                  ----------------------------
(In Millions)                          1997          1996
-------------------------------   ---------          ----
Fixed Maturity Securities          $  107.0      $  108.7
Equity Securities                        .2            .4
Mortgage Loans on Real Estate          24.7          23.3
Real Estate                              .4            .9
Policy Loans                            5.3           5.0
Other Invested Assets                   (.1)           .5
Short-Term Investments                  1.4           1.9
-------------------------------   ---------      --------
  Gross Investment Income             138.9         140.7
Investment Expenses                    (3.6)         (3.7)
-------------------------------   ---------      --------
  Net Investment Income            $  135.3      $  137.0
===============================   =========      ========

Net pretax realized investment gains (losses) were as follows:


                                     Year Ended December 31
                                   ------------------------
(In Millions)                         1997        1996
--------------------------------   -------        ----
Net Gains (Losses) on Sales
  Fixed Maturity Securities
   Gross Gains                      $  1.3      $  1.5
   Gross Losses                       (1.2)        (.3)
  Equity Securities                    1.0          --
  Foreclosed Real Estate                --          .7
  Other                                 .9         1.6
--------------------------------   -------      ------
                                       2.0         3.5
                                   -------      ------
Provisions for Losses:
  Fixed Maturity Securities            (.1)         --
--------------------------------   -------      ------
                                       (.1)         --
                                   -------      ------
Realized Investment Gains, Net      $  1.9      $  3.5
================================   =======      ======

All fixed maturity securities sales were from the available-for-sale portfolio.



The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:


                                                                                                 December 31, 1997
                                                        ----------------------------------------------------------
                                                          Amortized      Gross Unrealized               Fair
                                                                        -------------------------
(In Millions)                                                  Cost       Gains         (Losses)       Value
-----------------------------------------------------   --------        -----           ----           -----
United States Government and Government Agencies and
 Authorities                                             $     22.4      $   1.8             --     $    24.2
States, Municipalities and Political Subdivisions              10.5           .6             --          11.1
Foreign Governments                                            11.3          1.1             --          12.4
Public Utilities                                              123.1         10.9             --         134.0
Corporate Securities                                          856.5         49.5      $    (1.1)        904.9
Mortgage-Backed/Structured Finance                            252.1         14.3            (.2)        266.2
Redeemable Preferred Stock                                       .2           --             --            .2
-----------------------------------------------------   -----------     --------      ---------     ---------
 Total                                                   $  1,276.1      $  78.2      $    (1.3)    $ 1,353.0
=====================================================   ===========     ========      =========     =========

                                                                                                 December 31, 1996
                                                        ----------------------------------------------------------
                                                          Amortized      Gross Unrealized               Fair
                                                                        -------------------------
(In Millions)                                                  Cost       Gains         (Losses)       Value
-----------------------------------------------------   --------        -----           ----           -----
United States Government and Government Agencies and
 Authorities                                             $     38.2      $   1.7             --     $    39.9
States, Municipalities and Political Subdivisions               9.9           .4      $     (.1)         10.2
Foreign Governments                                            13.4           .8             --          14.2
Public Utilities                                              122.9          8.6            (.3)        131.2
Corporate Securities                                          863.8         41.3           (3.4)        901.7
Mortgage-Backed/Structured Finance                            249.1         10.7            (.5)        259.3
Redeemable Preferred Stock                                       .2           --             --            .2
-----------------------------------------------------   -----------     --------      ---------     ---------
 Total                                                   $  1,297.5      $  63.5      $    (4.3)    $ 1,356.7
=====================================================   ===========     ========      =========     =========

The amortized cost and fair value of fixed maturity securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                        December 31, 1997                         December 31, 1996
                                       ---------------------------   ------------------------------
                                         Amortized         Fair        Amortized         Fair
(In Millions)                                 Cost        Value             Cost        Value
------------------------------------   --------           -----      --------           -----
Maturing in:
 One Year or Less                       $     29.1     $    29.2      $     31.8     $    32.1
 One to Five Years                           531.8         557.3           482.4         499.4
 Five to Ten Years                           377.3         407.5           394.9         416.8
 Ten Years or Later                           85.8          92.8           132.7         142.0
Mortgage-Backed/Structured Finance           252.1         266.2           255.7         266.4
------------------------------------   -----------     ---------     -----------     ---------
 Total                                  $  1,276.1     $ 1,353.0      $  1,297.5     $ 1,356.7
====================================   ===========     =========     ===========     =========

The fair values for the marketable bonds are determined based upon the quoted market prices for bonds actively traded. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds which are not considered problems are determined utilizing a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Utilizing this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.


At December 31, 1997, the largest industry concentration in the private placement portfolio was financial services, where 23.6% of the portfolio was invested, and the largest industry concentration in the marketable bond portfolio was mortgage-backed/structured finance, where 23.9% of the portfolio was invested. At December 31, 1997, the largest geographic concentration of commercial mortgage loans was in the Midwest region of the United States, where approximately 31.9% of the commercial mortgage loan portfolio was invested.


At December 31, 1997 and 1996, gross unrealized appreciation of equity securities was $.4 million and $.9 million, respectively, and gross unrealized depreciation was $.1 million and $.1 million, respectively.

Invested assets which were nonincome producing (no income received for the 12 months preceding the balance sheet date) were as follows:


                                        December 31
                                  ------------------------
(In Millions)                        1997        1996
-------------------------------   -------        ----
Fixed Maturity Securities              --      $   .1
Mortgage Loans on Real Estate      $   .1          .3
Real Estate                           2.1         2.1
-------------------------------   -------      ------
 Total                             $  2.2      $  2.5
===============================   =======      ======

Allowances for losses on investments are reflected on the Balance Sheets as a reduction of the related assets and were as follows:


                                 December 31
                           ------------------------
(In Millions)                 1997        1996
------------------------   -------        ----
Mortgage Loans              $  1.1      $  1.0
Foreclosed Real Estate          .9          .8
------------------------   -------      ------

The total investment in impaired mortgage loans (before allowances for credit losses), the related allowance for credit losses and the average investment related to impaired mortgage loans at December 31, 1997 and 1996, and the interest income recognized on impaired mortgage loans during 1997 and 1996 were as follows:


(In Millions)                       1997        1996
------------------------------      ----        ----
Impaired Mortgage Loans
 Total Investment                 $  2.1      $  2.7
 Allowance for Credit Losses         1.1         1.1
 Average Investment                  1.0         1.3
 Interest Income Recognized           .2          .3
------------------------------    ------      ------

No increases to the allowance for credit losses account were recorded during 1997 and 1996, and the amount of decreases to the allowance account were zero and $.3 million for the years ended December 31, 1997 and 1996, respectively. The Company does not accrue interest income on impaired mortgage loans when the likelihood of collection is doubtful. Cash receipts for interest payments are recognized as income in the period received.


Noncash investing activities consisted of the following:


                                                    Year Ended December 31
                                                    ----------------------
(In Millions)                                         1997       1996
-------------------------------------------------   ------       ----
Real Estate Assets Acquired Through Foreclosure      $  .8      $  .4
-------------------------------------------------   ------      -----

The components of net unrealized investment gains reported in shareholder's equity are shown below:


                                            December 31
                                     --------------------------
(In Millions)                            1997         1996
----------------------------------   --------         ----
Unrealized Investment Gains           $  80.6      $  61.5
DAC/PVFP Adjustment                     (22.0)       (18.5)
Deferred Income Taxes                   (20.3)       (15.0)
----------------------------------   --------      -------
 Net Unrealized Investment Gains      $  38.3      $  28.0
==================================   ========      =======

NOTE 4. INCOME TAXES

The income tax liability as reflected on the Balance Sheets consisted of the following:


                                 December 31
                          --------------------------
(In Millions)                 1997         1996
-----------------------   --------         ----
Current Income Taxes       $  (1.1)     $   (.6)
Deferred Income Taxes         25.4         29.2
-----------------------   --------      -------
 Total                     $  24.3      $  28.6
=======================   ========      =======

The provision for income taxes reflected on the Statements of Income consisted of the following:


                          Year Ended December 31
                      --------------------------
(In Millions)             1997         1996
-------------------   --------         ----
Currently Payable      $  13.0      $   7.6
Deferred                 ( 6.0)         6.2
-------------------   --------      -------
 Total                 $   7.0      $  13.8
===================   ========      =======

The Internal Revenue Service has accepted, without examination, the Company's tax returns for all years through 1993.


Deferred income taxes reflect the impact for financial statement reporting purposes of "temporary differences" between the financial statement carrying amounts and tax bases of assets and liabilities. The "temporary differences" that give rise to the net deferred tax liability relate to the following:


                                                 December 31
                                         ----------------------------
(In Millions)                                 1997          1996
--------------------------------------   ---------          ----
Future Policy and Contract Benefits       $  (27.6)     $  (30.7)
Investment Write-offs and Allowances          (3.2)         (4.8)
Other                                          (.2)         (6.7)
--------------------------------------   ---------      --------
Gross Deferred Tax Asset                     (31.0)        (42.2)
--------------------------------------   ---------      --------
Deferred Policy Acquisition Costs             26.9          31.7
Present Value of Future Profits               19.1          23.4
Net Unrealized Investment Gains                9.4           5.1
Other                                          1.0          11.2
--------------------------------------   ---------      --------
Gross Deferred Tax Liability                  56.4          71.4
--------------------------------------   ---------      --------
 Net Deferred Tax Liability               $   25.4      $   29.2
======================================   =========      ========

Federal income tax regulations allowed certain special deductions for 1983 and prior years which are accumulated in a memorandum tax account designated as "policyholders' surplus." Generally, this policyholders' surplus account will become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or if certain cash distributions are deemed to be paid out of the account. At December 31, 1997, the Company has accumulated approximately $11.3 million in its separate policyholders' surplus accounts. Deferred taxes have not been provided on this temporary difference.


The difference between the U.S. federal income tax rate and the Company's tax provision rate is summarized as follows:


                             Year Ended December 31
                         --------------------------
                             1997         1996
                         --------         ----
Statutory Tax Rate           35.0%        35.0%
Other                         2.4           .9
----------------------   --------         ----
  Effective Tax Rate         37.4%        35.9%
======================   ========         ====

Cash paid for federal income taxes was $13.6 million and $9.0 million for the years ended December 31, 1997 and 1996, respectively.

NOTE 5. EMPLOYEE BENEFIT PLANS

Pension Plans

The Company participates in noncontributory defined benefit retirement plans sponsored by ReliaStar Life covering substantially all employees. The plans, which may be terminated as to accrual of additional benefits at any time by the ReliaStar Life Board of Directors, provide benefits to employees upon retirement.


The benefits under the plans are based on years of service and the employee's compensation during the last five years of employment. The Company's policy is to fund the minimum required contribution necessary to meet the present and future obligations of the plans. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Contributions are made to a tax-exempt trust. Plan assets consist principally of investments in stock mutual funds, common stock and corporate bonds. As of December 31, 1997, plan assets included 1,232,982 shares of ReliaStar common stock with a fair value of $50.8 million.


The Company, Security-Connecticut, United Services, ReliaStar Life and ReliaStar also have unfunded noncontributory defined benefit plans providing for benefits to employees in excess of limits for qualified retirement plans and for benefits to nonemployee members of the ReliaStar Board of Directors.


Net periodic pension expense for ReliaStar and its subsidiaries included the following components:


                                                        Year Ended December 31
                                                    --------------------------
(In Millions)                                           1997         1996
-------------------------------------------------   --------         ----
Service Cost -- Benefits Earned During the Year      $   4.9      $   3.8
Interest Cost on Projected Benefit Obligation           15.2         13.6
Actual Return on Plan Assets                           (45.2)       (23.0)
Net Amortization and Deferral                           30.8          8.4
-------------------------------------------------   --------      -------
  Net Periodic Pension Expense                       $   5.7      $   2.8
=================================================   ========      =======

The above amounts are for ReliaStar and its subsidiaries as the Company's portion is not determinable.


The following table sets forth, for ReliaStar and its subsidiaries, the funded status of the plans as of December 31:


                                                                 Funded Plans                                Unfunded Plans
                                                                 ---------------------------   ----------------------------
(In Millions)                                                          1997           1996          1997          1996
--------------------------------------------------------------   ----------           ----     ---------          ----
Accumulated Benefit Obligation
 Vested                                                            $ (197.2)      $ (164.7)    $   (15.0)      $ (11.8)
 Nonvested                                                             (4.7)          (4.0)          (.7)          (.5)
Effect of Projected Future Compensation Increases                     (18.0)         (12.7)         (1.5)         (2.1)
--------------------------------------------------------------   ----------       --------     ---------       -------
Projected Benefit Obligation                                         (219.9)        (181.4)        (17.2)        (14.4)
Plan Assets at Fair Value                                             229.1          184.9            --            --
--------------------------------------------------------------   ----------       --------     ---------       -------
Plan Assets Greater (Less) Than Projected Benefit Obligation            9.2            3.5         (17.2)        (14.4)
Unrecognized Net Loss and Prior Service Cost                           13.4           19.0           5.4           5.3
Unrecognized Transition Asset                                           (.1)           (.4)           --            --
Additional Minimum Liability                                             --             --          (3.9)         (3.5)
--------------------------------------------------------------   ----------       --------     ---------       -------
 Net Pension Asset (Liability)                                     $   22.5       $   22.1     $   (15.7)      $ (12.6)
==============================================================   ==========       ========     =========       =======

The above amounts are for ReliaStar and its subsidiaries as the Company's portion is not determinable.


The projected benefit obligation was determined using an assumed discount rate of 7.25% and 7.50% at January 1, 1998 and 1997 respectively, and a weighted-average assumed long-term rate of compensation increase of 4.5%. The assumed long-term rate of return on plan assets was 10%.


Net periodic pension expense allocated to the Company for all defined benefit plans was $.3 million and $.4 million for the years ended December 31, 1997 and 1996, respectively.

Postretirement Benefits Other than Pensions

The Company participates in the postretirement health care and life insurance benefits plans sponsored by ReliaStar Life for retired employees (and their eligible dependents). Substantially all of the Company's employees will become eligible for those benefits if they meet specified age and service requirements and reach retirement age while working for the Company, unless the plans are terminated or amended. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually; the life insurance plan provides a flat amount of noncontributory life benefits and optional contributory coverage.


During 1996, ReliaStar Life amended these plans to reduce the level of benefits provided to current and future retirees. The amendment resulted in a reduction of the accumulated postretirement benefit obligation for ReliaStar and its subsidiaries of approximately $9.9 million. The plan amendment also reduces net periodic postretirement benefit costs as the unrecognized prior service cost is amortized.


The postretirement health care plans currently are not funded. The accumulated postretirement benefit obligation (APBO) and the accrued postretirement benefit liability were as follows:


                                                    December 31
                                              ------------------------
(In Millions)                                    1997        1996
-------------------------------------------   -------        ----
Retirees                                       $  7.2      $  7.3
Fully Eligible Active Plan Participants           1.2          .9
Other Active Plan Participants                    2.5         1.6
-------------------------------------------   -------      ------
 Unfunded APBO                                   10.9         9.8
Unrecognized Prior Service Cost                   7.2         8.9
Unrecognized Gain                                 1.7         1.5
-------------------------------------------   -------      ------
 Accrued Postretirement Benefit Liability      $ 19.8      $ 20.2
===========================================   =======      ======

The above amounts are for ReliaStar and its subsidiaries as the Company's portion is not determinable.


Net periodic postretirement benefit costs consisted of the following components:


                                                     Year Ended December 31
                                                   ------------------------
(In Millions)                                          1997        1996
------------------------------------------------   --------        ----
Service Cost -- Benefits Earned                      $   .4      $   .6
Interest Cost on APBO                                    .7         1.0
Amortization of Prior Service Cost                     (1.7)       (1.2)
------------------------------------------------   --------      ------
  Net Periodic Postretirement Expense (Credit)       $  (.6)     $   .4
================================================   ========      ======

The above amounts are for ReliaStar and its subsidiaries as the Company's portion is not determinable.


The assumed health care cost trend rate used in measuring the APBO as of January 1, 1998 was 6.0%, decreasing gradually to 5.0% in the year 1999 and thereafter. The assumed health care cost trend rate used in measuring the APBO as of January 1, 1997 was 7.0%, decreasing gradually to 5.0% in the year 1999 and thereafter. The assumed discount rate used in determining the APBO was 7.25% and 7.50% at January 1, 1998 and 1997, respectively. The assumed health care cost trend rate has an effect on the amounts reported. For example, a one-percentage-point increase in the assumed health care cost trend rate for each year would increase the APBO for ReliaStar and its subsidiaries as of December 31, 1997 approximately $.4 million and 1997 net postretirement health care cost for ReliaStar and its subsidiaries by approximately $.1 million.


Net periodic postretirement costs charged to expense by the Company were zero and $.2 million for the years ended December 31, 1997 and 1996, respectively.

Success Sharing Plan and ESOP

The Success Sharing Plan and ESOP (Success Sharing Plan) was designed to increase employee ownership and reward employees when certain Company performance objectives are met. Essentially all employees are eligible to participate in the Success Sharing Plan. The Success Sharing Plan has both qualified and nonqualified components. The nonqualified component is equal to 25% of the annual award and is paid in cash to employees.

The qualified component is equal to 75% of the annual award, with 25% of the annual award contributed to a deferred investment account and the remaining 50% of the annual award contributed to the ESOP portion of the Success Sharing Plan. Costs charged to expense for the Success Sharing Plan were $.5 million and $.7 million for the years ended December 31, 1997 and 1996 respectively.

Stock-Based Compensation

Officers and key employees of the Company participate in stock-based compensation plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company has recorded no compensation expense for these stock-based compensation plans other than for restricted stock and performance-based awards.


NOTE 6. RELATED PARTY TRANSACTIONS

The Company and its affiliates have entered into agreements whereby affiliates and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed to the Company were $24.2 million and $22.4 million during 1997 and 1996, respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by the Company's affiliates.


ReliaStar Life reinsures certain life policies written by the Company. Premiums ceded under these agreements were $1.7 million and $2.3 million for the years ended December 31, 1997 and 1996, respectively, and the net amount recoverable by the Company under these agreements were $2.4 million and $3.3 million at December 31, 1997 and 1996, respectively.


NOTE 7. SHAREHOLDER'S EQUITY

Dividend Restrictions

The ability of the Company to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of the state of New York. These authorities recognize only statutory accounting practices for the ability of an insurer to pay dividends to its shareholders.


Under New York insurance law regulating the payment of dividends by the Company, any such payment must be paid solely from the earned surplus of the Company and advance notice thereof must be provided to the Superintendent of the New York Department of Insurance (the Superintendent). Earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Superintendent, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the lesser of (i) 10% of the Company's statutory surplus at the prior year end or (ii) 100% of the Company's statutory net investment income for the prior calendar year.

Statutory Surplus and Net Income

Net income of the Company, as determined in accordance with statutory accounting practices was $18.5 million and $11.9 million for 1997 and 1996, respectively. The Company's statutory capital and surplus, as determined in accordance with statutory accounting practices, was $168.6 million and $149.9 million at December 31, 1997 and 1996, respectively.

Share Data

The Company has 1,377,863 common shares, with a par value of $2.00 per share, authorized, issued and outstanding at December 31, 1997 and 1996.

NOTE 8. REINSURANCE

The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 1997 and 1996. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1997, approximately 68%, based on life insurance in force, of the Company's reinsurance ceded was with one reinsurer. The Company's retention limit is $300,000 per life for individual coverage. For group coverage and reinsurance assumed, the retention is $300,000 per life with per occurrence limitations, subject to certain maximums. As of December 31, 1997, $3.2 billion of life insurance in force was ceded to other companies. The Company has assumed $2.4 billion of life insurance in force from other companies as of December 31, 1997.


The effect of reinsurance on premiums and recoveries is as follows:


                                 Year Ended December 31
                             --------------------------
(In Millions)                    1997         1996
--------------------------   --------         ----
Direct Premiums               $  66.3      $  59.8
Reinsurance Assumed                --          2.1
Reinsurance Ceded               (15.2)       (14.8)
--------------------------   --------      -------
  Net Premiums                $  51.1      $  47.1
==========================   ========      =======
  Reinsurance Recoveries      $   5.5      $   7.4
==========================   ========      =======

NOTE 9. LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS AND CLAIM
ADJUSTMENT EXPENSE

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:


(In Millions)                      1997         1996
-------------------------------    ----         ----
Balance at January 1             $  9.5      $  11.3
Less Reinsurance Recoverables       2.1          3.4
-------------------------------  ------      -------
Net Balance at January 1            7.4          7.9
Incurred Related to:
 Current Year                       1.7          3.3
 Prior Year                        ( .9)       (  .2)
-------------------------------  ------      -------
Total Incurred                       .8          3.1
Paid Related to:
 Current Year                        .8           .9
 Prior Year                         1.2          2.7
-------------------------------  ------      -------
Total Paid                          2.0          3.6
Net Balance at December 31          6.2          7.4
Plus Reinsurance Recoverables       3.1          2.1
-------------------------------  ------      -------
Balance at December 31           $  9.3      $   9.5
===============================  ======      =======

The liability for unpaid accident and health claims and claim adjustment expenses is included in Future Policy and Contract Benefits on the Balance Sheets.

NOTE 10. COMMITMENTS AND CONTINGENCIES


Litigation

The Company is a defendant in a number of lawsuits arising out of the normal course of the business of the Company, some of which include claims for punitive damages. In the opinion of management, the ultimate resolution of such litigation will not result in any material adverse impact to the financial position of the Company.


Financial Instruments


The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the Balance Sheets.


The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swap transactions, the contract or notional amounts do not represent exposure to credit loss. The Company's exposure to credit loss is limited to those swaps where the Company has an unrealized gain.


Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.


                                                                  December 31
                                                            ------------------------
(In Millions)                                                  1997        1996
---------------------------------------------------------   -------        ----
Contract or Notional Amount
Financial Instruments Whose Contract
 Amounts Represent Credit Risk
   Commitments to Extend Credit                              $   .5     $  26.4
Financial Instruments Whose Notional or Contract Amounts
 Exceed the Amount of Credit Risk
   Interest Rate Swap Agreements                              112.0       112.0
---------------------------------------------------------   -------     -------

Commitments to Extend Credit -- Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.


Interest Rate Swap Agreements -- The Company also enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. The risks under interest rate swap agreements are generally similar to those of futures contracts. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements which was $.7 million at December 31, 1997.

Leases

The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $1.7 million and $1.2 million for 1997 and 1996, respectively.

Future minimum aggregate rental commitments at December 31, 1997 for operating leases were as follows:


(In Millions)
---------------
1998-$1.8           2001-$1.7
1999-$1.8           2002-$1.2
2000-$1.7           2003 and thereafter-$2.0
---------           ------------------------

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.


SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.


The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although Management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revealed for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.


The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:


Fixed Maturity Securities -- The estimated fair value disclosures for debt securities satisfy the fair value disclosure requirements of SFAS No. 107. (see
Note 3.)


Equity Securities -- Fair value equals carrying value as these securities are carried at quoted market value.


Mortgage Loans on Real Estate -- The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses, using interest rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.


Cash Short-Term Investments and Policy Loans -- The carrying amounts for these assets approximate the assets' fair values.


Other Financial Instruments Reported as Assets -- The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.


Investment Contract Liabilities -- The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.


The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.


The carrying amounts reported for other investment contracts, which includes retirement plan deposits, approximate those liabilities' fair value.

Claim and Other Deposit Funds -- The carrying amount for claim and other deposit funds approximates the liabilities' fair value.


Other Financial Instruments Reported as Liabilities -- The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.


Interest Rate Swaps -- The fair value for interest rate swaps was estimated using discounted cash flow analyses. The discount rate was based upon rates currently being offered for similar interest rate swaps available from similar counterparties.


The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996 are as follows:


                                                                     1997                             1996
                                                          -------------------------       -------------------------
                                                            Carrying           Fair         Carrying           Fair
(In Millions)                                                 Amount          Value           Amount          Value
-------------------------------------------------------   --------            ----        --------            ----
Financial Instruments Recorded as Assets
  Fixed Maturity Securities                                $  1,353.0      $  1,353.0      $  1,356.7      $  1,356.7
  Equity Securities                                               2.8             2.8             7.3             7.3
  Mortgage Loans on Real Estate
   Commercial                                                   226.8           238.3           218.9           224.7
   Residential and Other                                         60.6            61.9            57.4            58.7
  Policy Loans                                                   76.6            76.6            73.4            73.4
  Cash and Short-Term Investments                                 4.2             4.2             4.0             4.0
  Other Financial Instruments Recorded as Assets                 43.4            43.4            38.9            38.9
Financial Instruments Recorded as Liabilities
  Investment Contracts
   Deferred Annuities                                          (690.0)         (671.7)         (770.4)         (748.6)
   Supplementary Contracts and Immediate Annuities              (30.0)          (29.3)           (2.9)           (2.8)
   Other Investment Contracts                                   (10.4)          (10.4)          (12.3)          (12.3)
  Claim and Other Deposit Funds                                  (6.5)           (6.5)           (1.1)           (1.1)
  Other Financial Instruments Recorded as Liabilities           (16.1)          (16.1)          (15.5)          (15.5)
Off-Balance-Sheet Financial Instruments
  Interest Rate Swaps                                              --              .7              --             1.4
-------------------------------------------------------   -----------      ----------     -----------      ----------

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.



Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

                                  APPENDIX A

                               The Fixed Account

     The Fixed Account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of the assets of the Fixed Account.

     Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts and as a result the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     We guarantee both principal and interest on amounts credited to the Fixed Account. We credit interest at an effective annual rate of at least 4%, independent of the investment experience of the Fixed Account. From time to time, we may guarantee interest at a rate higher than 4%.

     ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 4% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR A GIVEN YEAR.

     We do not use a specific formula for determining excess interest credits. However, we consider the following:

     o General economic trends,

     o Rates of return currently available on our investments,

     o Rates of return anticipated in our investments, regulatory and tax factors, and

     o Competitive factors.

     We are not aware of any statutory limitations to the maximum amount of interest we may credit and our Board of Directors has not set any limitations.

     The Fixed Accumulation Value of the Policy is the sum of the Net Premiums credited to it in the Fixed Account. It is increased by transfers and Loan Amounts from the Variable Account, and interest credits. It is decreased by Monthly Deductions and partial withdrawals taken from it in the Fixed Account and transfers to the Variable Account. The Fixed Accumulation Value will be calculated at least monthly on the monthly anniversary date.

     You may transfer all or part of your Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

     o The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.

     o The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.

     o No more than 50% of the Fixed Accumulation Value (minus any Loan Amount) may be transferred unless the balance, after the transfer, would be less than $1,000. If the balance would be less than $1,000, the full Fixed Accumulation Value (minus any Loan Amount) may be transferred.

     o You must transfer at least:
       -- $500, or
       -- the total Fixed Accumulation Value (minus any Loan Amount) if less than $500.

     We make the Monthly Deduction from your Fixed Accumulation Value in proportion to the total Accumulation Value of the Policy.

     The Surrender Charge described in the Prospectus applies to the total Accumulation Value, which includes the Fixed Accumulation Value. If the Owner surrenders the Policy for its Cash Surrender Value, the Fixed Accumulation Value will be reduced by any applicable Surrender Charge, any Loan Amount and unpaid Monthly Deductions applicable to the Fixed Account.

                                  APPENDIX B

                       Calculation of Accumulation Value

     The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value.


Variable Accumulation Value

     The Variable Accumulation Value is the total of your values in each Sub-Account. The value for each Sub-Account is equal to:

1 multiplied by 2, where:

1
Is your current number of Accumulation Units (described below).

2
Is the current Unit Value (described below).

     The Variable Accumulation Value will vary from Valuation Date to Valuation Date (described below) reflecting changes in 1 and 2 above.

     Accumulation Units. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

     The number of Accumulation Units for a Sub-Account increases when:

     o Net Premiums are credited to that Sub-Account; or

     o Transfers from the Fixed Account or other Sub-Accounts are credited to that Sub-Account.

     The number of Accumulation Units for a Sub-Account decreases when:

     o You take out a Policy loan from that Sub-Account;

     o You take a partial withdrawal from that Sub-Account;

     o We take a portion of the Monthly Deduction from that Sub-Account; or

     o Transfers are made from that Sub-Account to the Fixed Account or other Sub-Accounts.

     Unit Value. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account (described below) for the Valuation Period (described below) ending on that Valuation Date. The Unit Value was initially set at $10 when the Sub-Account first purchased Fund shares.

     Net Investment Factor. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment Factor is greater than one, the Unit Value is increased. If the Net investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing 1 by 2.

(1/2), where:

1
Is the result of:

   o The net asset value per share of the Fund shares in which the Sub-Account invests, determined at the end of the current Valuation Period;

   o Plus the per share amount of any dividend or capital gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

   o Plus or minus a per share charge or credit for any taxes reserved which we determine has resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

2
Is the result of:

   o The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

   o Plus or minus a per share charge or credit for any taxes reserved for during the last prior Valuation Period which we determine resulted from the investment operations of the Sub-Account and was applicable to the Policy.

     Valuation Date; Valuation Period. A Valuation Date is each day the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business on the next Valuation Date.


Fixed Accumulation Value

     The Fixed Accumulation Value on the Policy Date is your Net Premium credited to the Fixed Account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

     After the Policy Date, the Fixed Accumulation Value is calculated as:

1 + 2 + 3 + 4 - 5 - 6, where:

1
Is the Fixed Accumulation Value on the preceding Monthly Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

2
Is the total of your Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

3
Is the total of your transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

4
Is the total of your Loan Amount transferred from the Variable Account since the preceding Monthly Anniversary.

5
Is the total of your transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

6
Is the total of your partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of withdrawal to the date of the calculation.

     If the date of the calculation is a Monthly Anniversary, we also reduce the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.

     The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 4%. Interest in excess of the minimum rate may be applied in the calculation of your Fixed Accumulation Value in a manner which our Board of Directors determines.

                                   APPENDIX C

            Illustration of Accumulation Values, Surrender Charges,
                   Cash Surrender Values, and Death Benefits


     The following tables illustrate how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy may change with the investment experience of the Variable Account. The tables show how the Accumulation Values, Cash Surrender Values, and Death Benefits of a Policy issued to two hypothetical Joint Insureds (who pay the given Planned Periodic Premiums annually) would vary over time if the investment return of the assets held in the Funds were a uniform, gross, after-tax, annual rate of 0 percent, 6 percent or 12 percent.

     The tables on pages C-3 through C-8 illustrate a Policy issued to a male Joint Insured Age 55 and a female Joint Insured Age 55 both in a standard Rate Class and qualifying for preferred non-smoker rates. The Accumulation Values, Cash Surrender Values, and Death Benefits would be lower if either Joint Insured were in a substandard Rate Class or did not qualify for the preferred non-smoker rates because the cost of insurance would be increased. The Accumulation Values, Cash Surrender Values and Death Benefits would be different from those shown if the gross annual investment returns averaged 0 percent, 6 percent, and 12 percent over a period of years, but fluctuated above and below those averages for individual Policy Years.

     Within the tables, the second and fifth columns illustrate the Accumulation Value of the Policy over the designated period. The Accumulation Value is the total amount that a Policy provides for investment at any time. The third and sixth columns illustrate the Cash Surrender Value of a Policy over the designated period. The Cash Surrender Value is equal to the Accumulation Value less any Surrender Charges, Loan Amount (assumed to be zero in these illustrations) and unpaid Monthly Deductions (also assumed to be zero). The fourth and seventh columns illustrate the Death Benefit of a Policy over the designated period. The second, third, and fourth columns assume that throughout the life of the Policy, the monthly charge for the cost of insurance, the Monthly Mortality and Expense Charge and the Monthly Administrative Charge are based upon the maximums (i.e., guaranteed) permitted in the policy. The maximum allowable cost of insurance rates are based on the frasierized 1980 Commissioners Standard Ordinary Mortality Tables for Non-smokers and Smokers. The fifth, sixth, and seventh columns assume that the monthly charge for cost of insurance, the Monthly Mortality and Expense Charge, and the Monthly Administrative Charge are based on the current amounts expected to be charged. The Death Benefits also vary between tables depending upon whether the Level Amount Death Benefit Option (Tables at pages C-3 through C-5) or the Variable Amount Death Benefit Option (Tables at pages C-6 through C-8) is illustrated.


     The amounts shown for the Accumulation Values, Cash Surrender Values, and Death Benefits reflect the fact that the net investment return of the Sub-Accounts of the Variable Account is lower than the gross, after-tax return on the assets held in the Funds as a result of the Funds' operating expenses. The values shown take into account the daily total operating expenses paid by the three portfolios of The Alger American Fund, the four portfolios of Fidelity VIP Fund, the three portfolios of Fidelity VIP Fund II, the four portfolios of Janus Aspen Series, the two portfolios of Neuberger&Berman Advisers Management Trust, the five portfolios of the Northstar Variable Trust, the four portfolios of the OCC Accumulation Trust, and the three portfolios of Putnam Variable Trust, which together are assumed to be at an average annual rate of 0.76% for all years. This figure is derived based on a simple average of the Funds' 1997 operating expenses net of any limitations on such expenses paid by the Funds. Thus, the illustrated gross annual investment rates of return of 0 percent, 6 percent, and 12 percent correspond to approximate net annual rates of return of -0.76%, 5.24%, and 11.24%, respectively. Without such expense reimbursements, total expenses would be 0.88%. Hypothetical Accumulation Values, Cash Surrender Values and the Death Benefits may be lower without the expense reimbursement. Expense reimbursements are voluntary. While it is currently anticipated that expense reimbursements will continue past the current year, there is no assurance of ongoing reimbursements.


     The hypothetical values shown in the tables do not reflect any charges for Federal income taxes attributable to the Variable Account because we do not currently make any such charges. However, such charges may be made in the future and, in that event, the gross annual investment return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Accumulation Values, Cash Surrender Values, and Death Benefits illustrated. (See section entitled "Federal Tax Matters" in the prospectus).

     The tables illustrate the Policy values that would result based upon the hypothetical rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfers have been made, and total operating expenses of the Funds continue as anticipated. Actual results will depend on the expenses and performance of the investment choice made by the owner.

     Upon request, we will provide a comparable illustration based upon each proposed Joint Insureds' Age, sex, underwriting classification, the Face Amount and Planned Periodic Premium schedule requested, and any available riders requested.

                       RELIASTAR LIFE INSURANCE COMPANY
                  SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE

                       1 FEMALE AND 1 MALE JOINT INSURED
                     BOTH PREFERRED NON-TOBACCO RATE CLASS
                              BOTH ISSUE AGE: 55
                           $11,140.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                          LEVEL DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 0%





                           Guaranteed Costs                                    Current Costs
            -----------------------------------------------   ------------------------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender        Death
  Policy         Value             Value          Benefit          Value             Value           Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)          (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ------------
     1           8,823               323         1,000,000          8,883               383        1,000,000
     2          17,354             8,854         1,000,000         17,613             9,113        1,000,000
     3          25,577            17,077         1,000,000         26,190            17,690        1,000,000
     4          33,469            24,969         1,000,000         34,612            26,112        1,000,000
     5          41,005            32,505         1,000,000         42,876            34,376        1,000,000
     6          48,150            40,500         1,000,000         50,974            43,324        1,000,000
     7          54,859            48,059         1,000,000         58,900            52,100        1,000,000
     8          61,070            55,120         1,000,000         66,644            60,694        1,000,000
     9          66,702            61,602         1,000,000         74,194            69,094        1,000,000
    10          71,663            67,413         1,000,000         81,531            77,281        1,000,000
    11          76,365            72,965         1,000,000         89,484            86,084        1,000,000
    12          80,211            77,661         1,000,000         97,196            94,646        1,000,000
    13          83,088            81,388         1,000,000        104,634           102,934        1,000,000
    14          84,850            84,000         1,000,000        111,728           110,878        1,000,000
    15          85,324            85,324         1,000,000        118,433           118,433        1,000,000
    20          56,564            56,564         1,000,000        141,613           141,613        1,000,000
  AGE
    80               0                 0                 0        132,893           132,893        1,000,000
    85**             0                 0                 0         23,271            23,271        1,000,000



(1) Assumes a $11,140.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the Policy to lapse because of insufficient Cash Surrender Value.

** Policy terminates prior to age 90.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                       RELIASTAR LIFE INSURANCE COMPANY
                  SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE

                       1 FEMALE AND 1 MALE JOINT INSURED
                     BOTH PREFERRED NON-TOBACCO RATE CLASS
                              BOTH ISSUE AGE: 55
                           $11,140.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                          LEVEL DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 6%





                           Guaranteed Costs                                   Current Costs
            -----------------------------------------------   ----------------------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
  Policy         Value             Value          Benefit          Value             Value          Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ----------
     1            9,403               903        1,000,000          9,466               966       1,000,000
     2           19,057            10,557        1,000,000         19,332            10,832       1,000,000
     3           28,948            20,448        1,000,000         29,612            21,112       1,000,000
     4           39,058            30,558        1,000,000         40,320            31,820       1,000,000
     5           49,364            40,864        1,000,000         51,468            42,968       1,000,000
     6           59,833            52,183        1,000,000         63,064            55,414       1,000,000
     7           70,419            63,619        1,000,000         75,119            68,319       1,000,000
     8           81,058            75,108        1,000,000         87,639            81,689       1,000,000
     9           91,667            86,567        1,000,000        100,630            95,530       1,000,000
    10          102,148            97,898        1,000,000        114,092           109,842       1,000,000
    11          113,141           109,741        1,000,000        129,146           125,746       1,000,000
    12          123,885           121,335        1,000,000        144,791           142,241       1,000,000
    13          134,262           132,562        1,000,000        161,029           159,329       1,000,000
    14          144,122           143,272        1,000,000        177,824           176,974       1,000,000
    15          153,281           153,281        1,000,000        195,164           195,164       1,000,000
    20          176,519           176,519        1,000,000        287,094           287,094       1,000,000
  AGE
    80          113,055           113,055        1,000,000        381,549           381,549       1,000,000
    85                0                 0                0        436,521           436,521       1,000,000
    90**              0                 0                0        381,319           381,319       1,000,000



(1) Assumes a $11,140.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the Policy to lapse because of insufficient Cash Surrender Value.

** Policy terminates prior to age 95.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                       RELIASTAR LIFE INSURANCE COMPANY
                  SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE

                       1 FEMALE AND 1 MALE JOINT INSURED
                     BOTH PREFERRED NON-TOBACCO RATE CLASS
                               BOTH ISSUE AGE: 55
                           $11,140.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                          LEVEL DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                        INVESTMENT RATE OF RETURN: 12%





                           Guaranteed Costs                                   Current Costs
            -----------------------------------------------   ----------------------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
  Policy         Value             Value          Benefit          Value             Value          Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ----------
     1             9,984             1,484      1,000,000           10,049             1,549      1,000,000
     2            20,830            12,330      1,000,000           21,122            12,622      1,000,000
     3            32,600            24,100      1,000,000           33,318            24,818      1,000,000
     4            45,358            36,858      1,000,000           46,749            38,249      1,000,000
     5            59,169            50,669      1,000,000           61,534            53,034      1,000,000
     6            74,098            66,448      1,000,000           77,803            70,153      1,000,000
     7            90,209            83,409      1,000,000           95,696            88,896      1,000,000
     8           107,554           101,604      1,000,000          115,369           109,419      1,000,000
     9           126,176           121,076      1,000,000          136,990           131,890      1,000,000
    10           146,120           141,870      1,000,000          160,741           156,491      1,000,000
    11           168,542           165,142      1,000,000          188,343           184,943      1,000,000
    12           192,663           190,113      1,000,000          218,827           216,277      1,000,000
    13           218,601           216,901      1,000,000          252,487           250,787      1,000,000
    14           246,473           245,623      1,000,000          289,625           288,775      1,000,000
    15           276,412           276,412      1,000,000          330,604           330,604      1,000,000
    20           461,317           461,317      1,000,000          608,087           608,087      1,000,000
  AGE
    80           744,604           744,604      1,000,000        1,082,988         1,082,988      1,137,137
    85         1,257,272         1,257,272      1,320,136        1,879,214         1,879,214      1,973,176
    90         2,081,219         2,081,219      2,185,281        3,176,811         3,176,811      3,335,652
    95         3,413,527         3,413,527      3,447,662        5,326,613         5,326,613      5,379,879
   100         5,721,317         5,721,317      5,721,318        9,023,427         9,023,427      9,023,427



(1) Assumes a $11,140.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the Policy to lapse because of insufficient Cash Surrender Value.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                       RELIASTAR LIFE INSURANCE COMPANY
                  SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE

                       1 FEMALE AND 1 MALE JOINT INSURED
                     BOTH PREFERRED NON-TOBACCO RATE CLASS
                              BOTH ISSUE AGE: 55
                           $11,140.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                         VARIABLE DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 0%





                           Guaranteed Costs                                   Current Costs
            -----------------------------------------------   ----------------------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
  Policy         Value             Value          Benefit          Value             Value          Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ----------
     1           8,822               322         1,008,823          8,882               382       1,008,883
     2          17,351             8,851         1,017,351         17,612             9,112       1,017,612
     3          25,565            17,065         1,025,565         26,187            17,687       1,026,188
     4          33,440            24,940         1,033,440         34,607            26,107       1,034,607
     5          40,946            32,446         1,040,946         42,866            34,366       1,042,866
     6          48,044            40,394         1,048,044         50,958            43,308       1,050,959
     7          54,682            47,882         1,054,682         58,875            52,075       1,058,876
     8          60,789            54,839         1,060,789         66,604            60,654       1,066,605
     9          66,274            61,174         1,066,274         74,133            69,033       1,074,134
    10          71,034            66,784         1,071,035         81,439            77,189       1,081,440
    11          75,461            72,061         1,075,462         89,346            85,946       1,089,347
    12          78,945            76,395         1,078,946         96,989            94,439       1,096,990
    13          81,362            79,662         1,081,362        104,330           102,630       1,104,330
    14          82,550            81,700         1,082,550        111,287           110,437       1,111,287
    15          82,321            82,321         1,082,322        117,802           117,802       1,117,803
    20          47,960            47,960         1,047,961        138,371           138,371       1,138,372
  AGE
    80**             0                 0                 0        120,423           120,423       1,120,423



(1) Assumes a $11,140.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the Policy to lapse because of insufficient Cash Surrender Value.

** Policy terminates prior to age 85.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                       RELIASTAR LIFE INSURANCE COMPANY
                  SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE

                       1 FEMALE AND 1 MALE JOINT INSURED
                     BOTH PREFERRED NON-TOBACCO RATE CLASS
                              BOTH ISSUE AGE: 55
                           $11,140.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                         VARIABLE DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                         INVESTMENT RATE OF RETURN: 6%





                           Guaranteed Costs                                    Current Costs
            -----------------------------------------------   ------------------------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender        Death
  Policy         Value             Value          Benefit          Value             Value           Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)          (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ------------
     1            9,402               902        1,009,403          9,465               965        1,009,466
     2           19,053            10,553        1,019,054         19,330            10,830        1,019,331
     3           28,934            20,434        1,028,935         29,609            21,109        1,029,609
     4           39,024            30,524        1,039,025         40,314            31,814        1,040,314
     5           49,292            40,792        1,049,293         51,456            42,956        1,051,456
     6           59,698            52,048        1,059,699         63,044            55,394        1,063,045
     7           70,185            63,385        1,070,186         75,086            68,286        1,075,086
     8           80,674            74,724        1,080,675         87,585            81,635        1,087,585
     9           91,061            85,961        1,091,061        100,545            95,445        1,100,545
    10          101,221            96,971        1,101,222        113,958           109,708        1,113,959
    11          111,756           108,356        1,111,756        128,936           125,536        1,128,937
    12          121,867           119,317        1,121,867        144,468           141,918        1,144,469
    13          131,392           129,692        1,131,392        160,538           158,838        1,160,538
    14          140,123           139,273        1,140,124        177,085           176,235        1,177,086
    15          147,814           147,814        1,147,814        194,070           194,070        1,194,071
    20          155,133           155,133        1,155,133        280,295           280,295        1,280,296
  AGE
    80           53,921            53,921        1,053,922        347,796           347,796        1,347,796
    85                0                 0                0        311,183           311,183        1,311,184
    90**              0                 0                0         43,628            43,628        1,043,629



(1) Assumes a $11,140.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the Policy to lapse because of insufficient Cash Surrender Value.

** Policy terminates prior to age 95.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                       RELIASTAR LIFE INSURANCE COMPANY
                  SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE

                       1 FEMALE AND 1 MALE JOINT INSURED
                     BOTH PREFERRED NON-TOBACCO RATE CLASS
                              BOTH ISSUE AGE: 55
                           $11,140.00 ANNUAL PREMIUM
                            $1,000,000 FACE AMOUNT
                         VARIABLE DEATH BENEFIT OPTION

                       ASSUMED HYPOTHETICAL GROSS ANNUAL
                        INVESTMENT RATE OF RETURN: 12%





                           Guaranteed Costs                                   Current Costs
            -----------------------------------------------   ----------------------------------------------
             Accumulation     Cash Surrender       Death       Accumulation     Cash Surrender       Death
  Policy         Value             Value          Benefit          Value             Value          Benefit
   Year         (1) (2)           (1) (2)         (1) (2)         (1) (2)           (1) (2)         (1) (2)
---------   --------------   ----------------   -----------   --------------   ----------------   ----------
     1            9,983             1,483        1,009,984          10,049             1,549      1,010,049
     2           20,826            12,326        1,020,827          21,120            12,620      1,021,121
     3           32,585            24,085        1,032,585          33,314            24,814      1,033,315
     4           45,317            36,817        1,045,318          46,741            38,241      1,046,742
     5           59,081            50,581        1,059,082          61,519            53,019      1,061,520
     6           73,928            66,278        1,073,929          77,777            70,127      1,077,777
     7           89,903            83,103        1,089,903          95,652            88,852      1,095,653
     8          107,031           101,081        1,107,031         115,295           109,345      1,115,296
     9          125,318           120,218        1,125,318         136,870           131,770      1,136,870
    10          144,756           140,506        1,144,757         160,545           156,295      1,160,545
    11          166,419           163,019        1,166,419         188,026           184,626      1,188,027
    12          189,438           186,888        1,189,439         218,319           215,769      1,218,319
    13          213,812           212,112        1,213,812         251,685           249,985      1,251,686
    14          239,497           238,647        1,239,497         288,373           287,523      1,288,373
    15          266,415           266,415        1,266,415         328,678           328,678      1,328,679
    20          409,650           409,650        1,409,650         593,330           593,330      1,593,331
  AGE
    80          520,863           520,863        1,520,863         990,338           990,338      1,990,339
    85          445,385           445,385        1,445,385       1,517,710         1,517,710      2,517,711
    90                0                 0                0       2,151,525         2,151,525      3,151,525
    95                0                 0                0       2,865,147         2,865,147      3,865,147
   100                0                 0                0       3,632,643         3,632,643      4,632,643



(1) Assumes a $11,140.00 premium (which exceeds the annualized minimum monthly premium) is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no Policy loans or partial withdrawals have been made. Excessive loans or withdrawals may cause the Policy to lapse because of insufficient Cash Surrender Value.

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYHOLDER, AND THE DIFFERENT INVESTMENT RETURNS FOR THE FUNDS. THE ACCUMULATION VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN ABOVE IF THE ACTUAL INVESTMENT RESULTS APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY US OR BY THE FUNDS THAT THESE HYPOTHETICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX D

                             Monthly Amount Charge

                           Per $1,000 of Face Amount



 Average Age of       Monthly Amount Charge       Average Age of     Monthly Amount Charge Per
 Joint Insureds     Per $1,000 of Face Amount     Joint Insureds       $1,000 of Face Amount
----------------   ---------------------------   ----------------   --------------------------
      0-26                  $  0.045                   56           0.134
       27                      0.046                   57           0.143
       28                      0.046                   58           0.153
       29                      0.047                   59           0.162
       30                      0.048                   60           0.172
       31                      0.049                   61           0.183
       32                      0.050                   62           0.193
       33                      0.051                   63           0.204
       34                      0.053                   64           0.214
       35                      0.055                   65           0.225
       36                      0.057                   66           0.238
       37                      0.059                   67           0.253
       38                      0.061                   68           0.271
       39                      0.063                   69           0.292
       40                      0.065                   70           0.316
       41                      0.067                   71           0.345
       42                      0.069                   72           0.379
       43                      0.071                   73           0.418
       44                      0.073                   74           0.465
       45                      0.075                   75           0.520
       46                      0.077                   76           0.579
       47                      0.080                   77           0.642
       48                      0.083                   78           0.710
       49                      0.087                   79           0.781
       50                      0.092                   80           0.855
       51                      0.097                   81           0.934
       52                      0.102                   82           1.014
       53                      0.109                   83           1.098
       54                      0.116                   84           1.183
       55                      0.125                   85           1.270









                         UNDERTAKINGS TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                             RULE 484 UNDERTAKING


     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



            "REASONABLENESS" REPRESENTATION PURSUANT TO 26(e)(2)(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940

     Depositor represents that the fees and charges deducted under the flexible premium variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company of New York.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf, in the City of Minneapolis, and State of Minnesota, on
this    day of May, 1998.


                                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                  VARIABLE LIFE SEPARATE ACCOUNT I
                                  (Registrant)


                               By: RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                                  (Depositor)



                               By:
                                  ------------------------------------------

                                  Robert C. Salipante
                                  Chief Executive Officer and President


As required by the Securities Act of 1933, Depositor has caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on
its behalf, in the City of Minneapolis and State of Minnesota, on this     day
of May, 1998.


                                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                                  (Depositor)



                               By:
                                  ------------------------------------------

                                  Robert C. Salipante
                                  Chief Executive Officer and President


As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1
to this Registration Statement has been signed on this    day of May, 1998 by
the following directors and officers of Depositor in the capacities indicated:






                                         Chief Executive Officer and President
-------------------------------------
Robert C. Salipante
                                         Vice President (Chief Financial Officer)
-------------------------------------
James R. Miller



Stephen A. Carb*           Wayne R. Huneke*           Robert C. Salipante*
R. Michael Conley*         Ronald D. Jarvis*          John G. Turner*
Richard R. Crowl*          Kenneth U. Kuk*            Charles B. Updike*
John H. Flittie*           Richard E. Nolan*          Ross M. Weale*
James T. Hale*             Fioravante G. Perrotta*

*A majority of the Board of Directors

*Jeffrey A. Proulx, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of ReliaStar Life Insurance Company of New York pursuant to powers of attorney duly executed by such persons.




                                  ------------------------------------------
                                  Jeffrey A. Proulx, Attorney-In-Fact

                                    PART II
                       Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The Facing Sheet
     The general form of Prospectus, consisting of 87 pages.
     Undertaking to file reports.
     Rule 484 Undertaking.
     "Reasonableness" representation pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940.
     The signatures.

Written consents of the following persons:

1. Jeffrey A. Proulx -- Filed as part of Ex-99.2
2. Steve P. West, FSA, MAAA -- Filed as Ex-99.C.6
3.(a) Independent Auditor's Consent of Deloitte & Touche, LLP -- Filed as Ex-99.C.1

The following exhibits:

1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:



 (1)       (a)        Resolution of Board of Directors of ReliaStar Life Insurance Company of New York ("RLICNY")
                      establishing the RLICNY Variable Life Separate Account I.(1)
           (b)        Resolution of Board of Directors of RLICNY changing the name of RLICNY changing the name of
                      RLICNY Separate Account I.(4)
 (2)                  Not applicable.
 (3)       (a)        Form of General Distributor Agreement between Washington Square Securities Inc. and RLICNY.(2)
           (b)        Specimens of WSSI Selling Agreements.(2)
 (4)                  Not applicable.
 (5)                  Form of Policy available (together with available Policy riders).(4)
 (6)       (a)        Amended Charter of RLICNY.(4)
           (b)        Amended Bylaws of RLICNY.(4)
 (7)                  Not applicable.
 (8)       (a)        Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors
                      Corporation and Form of Amendment No. 1.(1)
           (b)        Form of Amendment Nos. 2 and 3 to Participation Agreement with Fidelity's Variable Insurance
                      Products Fund and Fidelity Distributors Corporation.(4)
           (c)        Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors
                      Corporation and Form of Amendment No. 1.(1)
           (d)        Form of Amendment Nos. 2 and 3 to Participation Agreement with Fidelity's Variable Insurance
                      Products Fund II and Fidelity Distributors Corporation.(4)
           (e)        Form of Service Contract with Fidelity Distributors Corporation.(2)
           (f)        Form of Service Agreement with Fidelity Investments Institutional Operations Company, Inc.(2)
           (g)        Form of Participation Agreement with Putnam Variable Trust (formerly known as Putnam Capital
                      Manager Trust) and Putnam Mutual Funds Corp.(2)
           (h)        Form of Amendment No. 1 to Participation Agreement with Putnam Variable Trust and Putnam
                      Mutual Funds Corp.(4)
           (i)        Form of Management Services Agreement with ReliaStar Life Insurance Company.(1)
           (j)        Form of Participation Agreement by and between RLICNY and Fred Alger Management, Inc.(3)
           (k)        Form of Participation Agreement by and between RLICNY and Janus Aspen Series.(3)
           (l)        Form of Participation Agreement by and between RLICNY, Neuberger&Berman Advisers
                      Management Trust, Advisers Managers Trust and NBMI.(3)
           (m)        Form of Participation Agreement by and between RLICNY and OpCap Advisors.(3)
           (n)        Form of Service Agreement by and RLICNY and Fred Alger Management, Inc.(3)
           (o)        Form of Service Agreement by and between RLICNY and Janus Capital Corporation.(3)
           (p)        Form of Service Agreement by and between RLICNY and Neuberger&Berman Management
                      Incorporated ("NBMI").(3)

           (q)        Form of Service Agreement by and between RLICNY and OpCap Advisors.(3)
    (9)               Not applicable.
   (10)               Policy application.(4)



2. Opinion and consent of Jeffrey A. Proulx, Esquire, as to the legality of the Securities being registered. Filed as part of EX-99.2.
3. Not applicable.
4. Not applicable.



EX-99.C1.     Auditors' Consent.
EX-99.C2.     Not applicable.
EX-99.C3.     Not applicable.
EX-99.C4.     See EX-99.2.
EX-99.C5.     Not applicable.
EX-99.C6.     Actuarial Opinion and Consent.
EX-99.D1.      Memorandum describing RLICNY's issuance, transfer and redemption procedures for the Policies and RLICNY's procedure for conversion to a fixed benefit policy.(4)
EX-24.        Powers of Attorney.
              Stephen A. Carb(4)
              R. Michael Conley(4)
              Richard R. Crowl(4)
              John H. Flittie(4)
              James T. Hale(4)
              Wayne R. Huneke(4)
              Ronald D. Jarvis(4)
              Kenneth U. Kuk(4)
              Richard E. Nolan(4)
              Fioravante G. Perrotta(4)
              Robert C. Salipante(4)
              John G. Turner(4)
              Charles B. Updike(4)
              Ross M. Weale(4)



----------
(1) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed December 31, 1996.

(2) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed May 9, 1997.

(3) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed August 1, 1997.

(4) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-47527, filed March 6, 1998.

                               INDEX TO EXHIBITS






Exhibit No.                                               Description
-------------   ----------------------------------------------------------------------------------------------
Ex-99.2.        Opinion and consent of Jeffrey A. Proulx, Esquire, as to the legality of the Securities being registered.
Ex-99.C1.       Auditor's Consent
Ex-99.C6.       Actuarial Opinion and Consent